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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 15, 2020, as Amendment No. 2 to the Confidential Submission dated March 24, 2020, File No. 377-03100

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AKOUOS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	81-1716654 (I.R.S. Employer Identification No.)

645 Summer Street
Suite 200
Boston, Massachusetts 02210
(857) 410-1818
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Emmanuel Simons, Ph.D., M.B.A.
President and Chief Executive Officer
Akouos, Inc.
645 Summer Street
Boston, Massachusetts 02210
(857) 410-1818
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rosemary G. Reilly, Esq. Molly W. Fox, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000	Divakar Gupta, Esq. Richard C. Segal, Esq. Brent B. Siler, Esq. Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 Telephone: (617) 937-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

                     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

                     If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common stock, $0.0001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase. See "Underwriting."

(2)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

                     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2020

PROSPECTUS

            Shares

Common Stock

              This is Akouos, Inc.'s initial public offering. We are selling                        shares of our common stock.

              We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. After the pricing of the offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol "AKUS."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 11 of this prospectus.

              We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

              The underwriters may also exercise their option to purchase up to an additional                                    shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2020.

BofA Securities	Cowen	Piper Sandler & Co.

BTIG

The date of this prospectus is                        , 2020.

              Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representation other than as contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

              For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

              We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

              As used in this prospectus, unless the context otherwise requires, references to "we," "us," "our" and "Akouos, Inc." refer to the consolidated operations of Akouos, Inc., and its consolidated subsidiary.

 PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our consolidated financial statements and the related notes appearing at the end of this prospectus and the information set forth in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

              We are a precision genetic medicine company dedicated to our mission of developing gene therapies with the potential to restore, improve, and preserve high-acuity physiologic hearing for people worldwide who live with disabling hearing loss. We have built a precision genetic medicine platform that incorporates a proprietary vector library consisting of variants of a small virus commonly used in gene therapy, known as adeno-associated virus, or AAV, and a novel delivery approach. We are executing on our core strategic initiatives, which include the advancement of our lead product candidate, AK-OTOF, expansion of our pipeline, and development of internal manufacturing capabilities and, ultimately, a commercial infrastructure. Our aim is to leverage our capabilities to become a fully integrated biotechnology company. We believe our platform and our team together provide a unique advantage to efficiently develop potential genetic medicines for a variety of inner ear disorders.

              Hearing loss is one of the world's largest unmet medical needs. Approximately 466 million people around the world, including 34 million children, live with disabling hearing loss, and a growing body of evidence suggests hearing loss can have a significant impact on cognitive development, psychiatric health, and healthy aging. We estimate that AK-OTOF has a potential addressable population of up to approximately 7,000 individuals, which is a subset of the total population of individuals with hearing loss due to mutations in the otoferlin, or OTOF, gene in the United States and European Union in the aggregate. Recent advances in genetic medicine have created the possibility of addressing the root cause of disorders that have a genetic basis. Serious disorders that previously had no pharmacologic treatments and, in some cases, insufficient non-pharmacologic treatments now have the potential to be addressed with one-time gene therapy administrations, including potential gene editing therapies, that can restore critical function to the eye, the spinal cord, the brain, and other organs. Despite these advances, we believe genetic medicine development for hearing disorders has been hindered by the unique anatomical delivery challenges of the inner ear. To overcome these challenges, our team has combined a proprietary vector library of synthetic AAVs that recreates the evolutionary lineage of current naturally occurring viruses, known as ancestral AAV, or AAVAnc, and a novel, minimally invasive delivery approach that allows us to utilize AAV-enabled multimodal capabilities, including viral delivery to the target cell population where the full-length transgene is split into two vectors, known as a dual vector method.

              Our focused candidate selection criteria allow us to identify promising targets covering a range of inner ear cell types, including sensory hair cell and non-sensory supporting cells, to treat a broad range of inner ear disorders. We seek programs that have clinically well-established, objective, and quantifiable endpoints that can be incorporated in translatable preclinical models during development, which we believe may provide drug development advantages, including the potential for more rapid clinical development. Additionally, given the epidemiology and severity of the disorders we are initially targeting, available regulatory pathways such as orphan drug designation and expedited pathways for serious conditions may provide the potential for more rapid regulatory approval. Our clinical development plan includes measurement of the auditory brainstem response, or ABR, an objective, clinically accepted endpoint, which we believe provides both clinical and regulatory advantages.

              We have generated promising preclinical data for our lead product candidate, AK-OTOF, a gene therapy for the treatment of hearing loss due to mutations in the OTOF gene. The OTOF gene encodes otoferlin, a protein that enables the sensory cells of the ear to release neurotransmitter vesicles in response to stimulation by sound to activate auditory neurons. The auditory neurons then carry electronically encoded acoustic information to the brain, which allows us to hear. We aim to restore otoferlin expression through targeted delivery of a proprietary AAVAnc, known as AAVAnc80, containing the OTOF gene to individuals with OTOF-mediated hearing loss. We have selected AAVAnc80 from the larger AAVAnc vector library based on its high observed transduction efficiency in inner hair cells. Affected individuals are typically born deaf, which is confirmed through ABR testing, a commonly used measure of hearing loss. Based on feedback from the U.S. Food and Drug Administration, or FDA, we are designing our Phase 1/2 trial to include ABR as an efficacy endpoint. We believe that this will enable us to quickly determine a clinical response and potentially result in rapid advancement towards a pivotal trial. There are no pharmacologic therapies currently approved for the treatment or management of OTOF-mediated hearing loss, or any other form of sensorineural hearing loss. We believe our product candidate has the potential to restore physiologic hearing and provide long-lasting benefits to these individuals and their families. We plan to submit an investigational new drug application, or IND, for AK-OTOF for OTOF-mediated hearing loss to the FDA in                        , and we expect to report preliminary clinical data in                        .

              In addition to AK-OTOF, our diversified portfolio of product candidates and development programs has been selected to leverage our platform across multiple inner ear disorders, starting with those resulting from mutations in a single gene, or monogenic forms of deafness and hearing loss, such as OTOF-mediated hearing loss, and building toward clinical development of genetic medicines for the most common forms of hearing loss, such as age-related and noise-induced hearing loss. Our most advanced pipeline programs address a range of inner ear cells and leverage different modalities. These programs include CLRN1 for Usher Type 3A, an autosomal recessive disorder characterized by progressive loss of both hearing and vision; GJB2 for a common form of monogenic deafness and hearing loss; and delivery of an anti-VEGF, an inhibitor of vascular endothelial growth factor, or VEGF, a protein that can cause abnormal blood vessel growth, for the treatment of vestibular schwannoma, a tumor of the auditory vestibular nerve.

              We believe that our focus on developing internal manufacturing capabilities provides a core competitive advantage. We are currently developing internal infrastructure to manufacture vectors for good laboratory practices, or GLP, toxicology studies, which we plan to have completed by                        . We are in the planning stages of building a current good manufacturing practice, or cGMP, manufacturing facility that we believe will have capability to process gene therapy batches to support activities through Phase 1/2 clinical trials for product candidates beyond AK-OTOF. We have partnered with Lonza Houston, Inc., or Lonza, for production of GLP and cGMP material for our lead product candidate, AK-OTOF. We have made, and will continue to make, significant investments to further optimize our manufacturing capabilities to cost-effectively produce high-quality AAV vectors. We believe that our manufacturing processes, methods, expertise, facilities, and scale will give us a significant advantage in the development and, ultimately, commercialization of our AAV product candidates.

              We have initiated a process of sponsoring and building The Sing Registry, an observational global research study focused on understanding the life-long impact of genetically caused sensorineural hearing loss. We have established an advisory board comprised of key opinion leaders to oversee The Sing Registry and have completed the first advisory board meeting. The Sing Registry protocol has been reviewed and approved by a central ethics committee. We expect that approximately ten sites will participate in The Sing Registry. We believe The Sing Registry will provide both us and the broader community a greater understanding of genetic sensorineural hearing loss and will guide our research and development efforts, enhance future trial design, and promote enrollment in our future clinical trials.

              We have assembled a world-class team with expertise in auditory anatomy and physiology, otopathology, human genetics, inner ear drug delivery, gene therapy and rare disease drug development, and commercialization. We believe that our promising preclinical data, scientific expertise, product development strategy, planned manufacturing capabilities, and robust intellectual property portfolio position us as a leader in the development of precision genetic medicines for inner ear disorders.

              Since our inception in 2016, we have raised $162.7 million in capital from premier venture capital funds, healthcare-dedicated funds, major mutual funds, and other leading investors that share our vision to build a highly innovative, fully integrated genetic medicines company. These funds include 5AM Ventures, New Enterprise Associates, Novartis Venture Fund, Partners Innovation Fund, RA Capital Management and Sofinnova Investments, as well as Cormorant Asset Management, Cowen Healthcare Investments, EcoR1 Capital, Fidelity Management & Research Company, Pivotal bioVenture Partners, Polaris Founders Fund, Pagsgroup, Surveyor Capital (a Citadel company), Wu Capital, and other well-respected institutional investors.

Our Pipeline

              Our initial candidates and development programs have been selected to leverage our capabilities across multiple inner ear disorders, starting with monogenic deafness and building toward genetic medicines for the most common forms of hearing loss, such as age-related and noise-induced hearing loss. We have worldwide commercial rights to our entire pipeline.

Our Multimodal Approach

              Our precision genetic medicine platform enables us to address a broad landscape of monogenic and non-monogenic inner ear disorders using a variety of treatment modalities, including introduction of genetic material through viral vectors, which we refer to as vector-mediated gene transfer, reduction in the expression of a gene, known as gene knockdown, modification of a gene, known as gene editing, and delivery of transgenes that express therapeutic proteins such as antibodies using viral vectors, which we refer to as vector-mediated therapeutic protein expression. The figure below illustrates how we believe our platform could address the landscape of monogenic and non-monogenic inner ear disorders using various AAV-enabled modalities.

Our Strategy

              Our goal is to transform the lives of deaf and hard-of-hearing individuals by restoring, improving, and preserving high-acuity physiologic hearing. We are a patient-focused organization engaged with and advocating on behalf of these individuals and their families. We intend to accomplish our goal by leveraging our inner ear precision genetic medicine platform and the expertise of our team to implement the following key elements of our strategy:

  •
  Rapidly advance our lead product candidate, AK-OTOF, into and through clinical development and regulatory approval.

  •
  Transform the treatment of hearing loss with single-administration therapies that carry the potential for sustained hearing restoration, improvement, or preservation.

  •
  Continue to expand our pipeline and develop innovative potential therapies across a wide range of serious inner ear disorders.

  •
  Continue to build internal manufacturing capabilities and set the manufacturing standard for inner ear genetic medicines.

  •
  Establish a commercial infrastructure.

Risks Associated with Our Business

              Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  we have incurred significant losses during all fiscal periods since our inception, have no products approved for commercial sale, and we expect to incur substantial losses for the foreseeable future;

  •
  we have a limited operating history and are very early in our development efforts, all of our product candidates are still in preclinical development, and we may be unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates;

  •
  even if this offering is successful, we expect that we will need to raise additional funding before we can expect to complete clinical development of any product candidates or become profitable from any future sales of approved products;

  •
  we have not tested any of our product candidates in clinical trials, and the outcome of preclinical studies and earlier-stage clinical trials may not be predictive of future results or the success of later-stage clinical trials;

  •
  preclinical and clinical development involve a lengthy and expensive process with an uncertain outcome, and we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates;

  •
  if we do not achieve our projected development goals in the timeframes we announce and expect, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business;

  •
  our product candidates are based on a relatively novel technology with which there is little clinical experience, which makes it difficult to predict the time and cost development and of subsequently obtaining regulatory approval, if at all;

  •
  even if we complete the necessary preclinical and clinical studies, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a narrower indication than we expect;

  •
  the disorders we seek to treat have low prevalence and it may be difficult to identify patients with these diseases, which may lead to delays in enrollment for our trials or slower commercial revenue if approved;

  •
  the manufacture of genetic medicine products is complex and difficult, and we could experience manufacturing problems that result in delays in our development or commercialization programs;

  •
  we currently rely, and expect to continue to rely, on third-party manufacturers to produce clinical supply of our product candidates;

  •
  we may not be successful in our efforts to build a pipeline of additional product candidates;

  •
  if we are unable to obtain and maintain patent protection for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected;

  •
  our product candidates may cause undesirable and unforeseen side effects, which could delay or prevent their advancement into clinical trials or regulatory approval, limit the commercial potential or result in significant negative consequences; and

  •
  if we fail to comply with our obligations under our existing or any future license agreements, we could lose intellectual property rights that are important to our business.

Our Corporate Information

              We were formed as a limited liability corporation under the laws of the Commonwealth of Massachusetts on March 7, 2016 under the name Akouos, LLC. We converted into a corporation under the laws of the State of Delaware on November 23, 2016 under the name Akouos, Inc. Our principal executive offices are located at 645 Summer Street, Suite 200, Boston, Massachusetts 02210 and our telephone number is (857) 410-1818. Our website address is http://www.akouos.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and does not constitute part of this prospectus, and you should not consider any such information to constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

              We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. As a result, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies that are not emerging growth companies, including delaying auditor attestation of internal control over financial reporting, providing only two years of audited financial statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus and reducing executive compensation disclosures.

              We may remain an emerging growth company until the end of 2025. However, if certain events occur prior to the end of 2025, including if we become a "large accelerated filer," our annual gross revenue exceeds $1.07 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of 2025.

              We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

 The Offering

Common stock offered by us	shares.
Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering, together with our existing cash and cash equivalents, to advance clinical development of AK-OTOF for the treatment of OTOF-mediated hearing loss through                                    ; initiate clinical development of our additional product candidates, anti-VEGF, CLRN1, and GJB2; continue preclinical development of our other product candidates and development programs, including our autosomal dominant hearing disorder and our hair cell regeneration programs; establish internal manufacturing capabilities of 250-liter capacity; and for working capital and other general corporate purposes. See "Use of Proceeds" for more information.

Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 11 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol	"AKUS"

              The number of shares of our common stock to be outstanding after this offering is based on 421,048,539 shares of our common stock outstanding as of March 31, 2020, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of our common stock upon the closing of this offering, and excludes:

  •
  23,990,555 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2020, under our 2016 Stock Plan, as amended, or the 2016 Plan, at a weighted-average exercise price of $0.10 per share (which does not include options to purchase an aggregate of 29,997,500 shares of common stock, at an exercise price of $0.35 per share, that were granted subsequent to March 31, 2020); and

  •
                          and                         additional shares of common stock that will become available for future issuance under our 2020 Stock Incentive Plan (which includes                        shares of our common stock available for future issuance under our 2016 Stock Plan that will become available for issuance under our 2020 Stock Incentive Plan upon its effectiveness) and our 2020 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

              Unless otherwise indicated, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of our common stock upon the closing of the offering;

  •
  no exercise of the outstanding options described above;

  •
  no exercise by the underwriters of their option to purchase additional shares of our common stock; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

Summary Consolidated Financial Data

              You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,644	$20,473	$3,143	$8,034
General and administrative	1,776	3,410	631	2,504

Total operating expenses	7,420	23,883	3,774	10,538

Loss from operations	(7,420)	(23,883)	(3,774)	(10,538)

Other income (expense):
Change in fair value of preferred stock tranche liability	1,040	(2,260)	(2,260)	—
Interest income	289	413	128	100
Other income (expense), net	78	(11)	(3)	(2)

Total other income (expense), net	1,407	(1,858)	(2,135)	98

Net loss	$(6,013)	$(25,741)	$(5,909)	$(10,440)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.61)	$(2.02)	$(0.51)	$(0.70)

Weighted-average common shares outstanding, basic and diluted(1)	9,866	12,767	11,591	14,924

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.17)		$(0.04)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		135,596		273,561

(1)
See Note 13 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of March 31, 2020
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$120,173	$120,173	$
Working capital(1)	112,479	112,479
Total assets	142,156	142,156
Finance lease obligations	374	374
Convertible preferred stock	163,527	—
Total stockholders' equity (deficit)	(43,111)	120,416

(1)
We define working capital as current assets less current liabilities.

(2)
The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of common stock upon the closing of this offering.

(3)
The pro forma as adjusted consolidated balance sheet data give further effect to our issuance and sale of                        shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders' equity by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. The risks described below are not the only risks facing us. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could cause our business, prospects, operating results and financial condition to suffer materially. In such event, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses during all fiscal periods since our inception, have no products approved for commercial sale, and we expect to incur substantial losses for the foreseeable future.

              Since inception, we have incurred significant operating losses. Our net losses were $6.0 million for the year ended December 31, 2018, $25.7 million for the year ended December 31, 2019, and $10.4 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $43.6 million. To date, we have financed our operations with proceeds from sales of preferred stock (including borrowings under convertible promissory notes, which converted into preferred stock in 2017). We have devoted substantially all of our financial resources and efforts to research and development, and our net losses have resulted principally from these research and development activities and from personnel expenses. We are still in the early stages of development of our product candidates, and we have not commenced or completed clinical development of any product candidates. We expect to continue to incur significant expenses and increasing operating losses over the next several years. Our operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses and capital expenditures will increase substantially in the foreseeable future as we:

  •
  submit an investigational new drug application, or IND, and initiate a planned Phase 1/2 clinical trial of our lead product candidate, AK-OTOF, for the treatment of hearing loss due to mutations in the otoferlin gene, or OTOF;

  •
  continue our current research programs and our preclinical development of product candidates from our current research programs;

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  advance additional product candidates into preclinical and clinical development;

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  plan and build a current good manufacturing practice, or cGMP, manufacturing facility;

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  expand the capabilities of our genetic medicine platform;

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  expand our facilities;

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  seek marketing approvals for any product candidates that successfully complete clinical trials;

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  ultimately establish a sales, marketing, and distribution infrastructure; scale up manufacturing capabilities; and commercialize any products for which we may obtain marketing approval;

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  expand, maintain, and protect our intellectual property portfolio;

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  hire additional clinical, regulatory, and scientific personnel; and

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  add operational, legal, compliance, financial, and management information systems and personnel, including personnel to support our research, product development and future commercialization efforts and support our operations as a public company.

              Even if we obtain regulatory approval of and are successful in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

We have never generated revenue from product sales and may never achieve or maintain profitability.

              We have not initiated clinical development of any product candidate and expect that it will be many years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must succeed in developing, and eventually commercializing, a product or products that generate significant revenue. The ability to achieve this success will require us to be effective in a range of challenging activities, including completing preclinical testing, initiating and completing clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing, and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase if, among other things:

  •
  we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or any comparable regulatory authority in other jurisdictions to perform trials or studies in addition to, or different than, those expected;

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  there are any delays in completing our clinical trials or the development of any of our product candidates; or

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  there are any third-party challenges to our intellectual property or we need to defend against any intellectual property-related claim.

              Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis as we expect to continue to engage in substantial research and development activities and to incur substantial expenses to develop and commercialize product candidates. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and, other unknown factors that may adversely affect our revenues, expenses, and profitability.

              Our failure to achieve or sustain profitability would depress our market value and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates, or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We are heavily dependent on the success of lead product candidate, AK-OTOF.

              We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures for the foreseeable future will be devoted to AK-OTOF. Accordingly, our business currently depends heavily on the successful development, regulatory approval, and commercialization of AK-OTOF. We cannot be certain that AK-OTOF will receive regulatory approval or be successfully commercialized even if we receive regulatory approval. If we were required to discontinue development of AK-OTOF, or if AK-OTOF does not receive regulatory approval, fails to achieve significant market acceptance, or fails to receive reimbursement, we would be delayed by many years in our ability to achieve profitability, if ever, and may not be able to generate sufficient revenue to continue our business.

Even after completion of the offering, we will need substantial additional capital to execute our business plan. If we are unable to raise capital when needed, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

              Since inception, we have used substantial amounts of cash. The development of biopharmaceutical product candidates is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future in connection with our ongoing activities In particular, substantial resources will be required as we prepare for and initiate our planned Phase 1/2 clinical trial of AK-OTOF, advance our genetic medicine platform, and continue research and development and initiate additional clinical trials of and potentially seek marketing approval for our other product candidates. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

              As of March 31, 2020, we had cash and cash equivalents of $120.2 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                        . However, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. Furthermore, because the outcome of our planned Phase 1/2 clinical trial and future clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. As a result, we could deplete our capital resources sooner than we currently expect.

              The timing and amount of our funding requirements will depend on many factors, including:

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  the progress, costs, and results of our planned Phase 1/2 clinical trial of AK-OTOF and any future clinical development of AK-OTOF;

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  the scope, progress, costs, and results of preclinical and clinical development for our other product candidates and development programs;

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  the number and development requirements of other product candidates that we pursue;

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  the costs, timing, and outcome of regulatory review of our product candidates;

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  the cost and timing of completion of commercial-scale manufacturing activities;

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  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

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  the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which in turn depends on the sales price and the availability of coverage and adequate third-party reimbursement;

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  the costs of operating as a public company;

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  the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims;

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  the cash requirements of any future acquisitions or discovery of product candidates;

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  the extent to which we may acquire or in-license other product candidates and technologies; and

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  the severity, duration, and impact of the COVID-19 pandemic, which may adversely impact our business and planned Phase 1/2 clinical trial of AK-OTOF.

              We do not have any committed external source of funds and adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate preclinical studies, clinical trials, or other development activities for one or more product candidates or discovery stage programs or delay, limit, reduce, or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize any product candidates.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

              Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

              If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

              We commenced operations in 2016, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting research and development activities, filing and prosecuting patent applications, identifying potential product candidates, soliciting input from regulators regarding development of these product candidates, and undertaking preclinical studies. All of our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully initiate or complete any clinical trials, obtain marketing approvals, manufacture a commercial scale product, or partner with contract manufacturing organizations, or CMOs, to do so on our behalf, or conduct sales, marketing, and distribution activities necessary for successful product commercialization. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing genetic medicine products.

              In addition, as our business grows, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

              We expect our financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

The COVID-19 pandemic, which began in late 2019 and has spread worldwide, may affect our ability to initiate and complete preclinical studies, delay the initiation of our planned clinical trial or future clinical trials, disrupt regulatory activities, or have other adverse effects on our business and operations. In addition, this pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on our business and operations.

              The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border scrutiny, and other measures. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the outbreak and its effects on our business and operations are uncertain. We and our CMOs and contract research organizations, or CROs, may face disruptions that may affect our ability to initiate and complete preclinical studies, including disruptions in procuring items that are essential for our research and development activities, such as raw materials used in the manufacture of our product candidates, laboratory supplies used in our preclinical studies, or animals that are used for preclinical testing for which there are shortages because of ongoing efforts to address the outbreak. We and our CROs and CMOs, as well as clinical trial sites, may face disruptions related to our planned clinical trial or future clinical trials arising from delays in IND-enabling studies, manufacturing disruptions, and the ability to obtain necessary institutional review board, or IRB, institutional biosafety committee, or IBC, or other necessary site approvals, as well as other delays at clinical trial sites. The response to the COVID-19 pandemic may redirect resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact our ability to raise additional funds through public offerings and may also impact the volatility of our stock price and trading in our stock. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on our business and operations. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and it has the potential to adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to the Development of our Product Candidates

We are very early in our development efforts. Our business is dependent on our ability to advance lead product candidate, AK-OTOF, and our other current and future product candidates through preclinical studies and clinical trials, obtain marketing approval, and ultimately commercialize them. If we are unable to complete clinical development, obtain regulatory approval for, or commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

              We are very early in our development efforts and all of our product candidates are still in preclinical development. We expect to submit an IND to the FDA with respect to our AK-OTOF program in                        . Additionally, we have a portfolio of programs, including those listed in the "Business—Our Pipeline" section of this prospectus, that are in even earlier stages of preclinical development and may never advance to clinical-stage development. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from sales of any product, and we may never be able to develop or commercialize a marketable product.

              Additionally, the research, testing, manufacturing, labeling, approval, sale, marketing, and distribution of genetic medicine products are and will remain subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations. We are not permitted to market AK-OTOF, or any of our other current or future product candidates, in the United States until it receives approval of a biologics license application, or BLA, from the FDA, or in any foreign countries until it receives the requisite approval from such countries. We have not submitted a BLA for AK-OTOF or any other product candidate to the FDA or comparable applications to other regulatory authorities and do not expect to be in a position to do so for the foreseeable future.

              The clinical and commercial success of our product candidates will depend on several factors, including the following:

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  timely and successful completion of preclinical studies, including IND-enabling studies;

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  effective INDs or comparable foreign applications that allow commencement of our planned clinical trial or future clinical trials for our product candidates;

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  successful enrollment and completion of clinical trials, including under current Good Clinical Practices, or GCPs;

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  positive results from our future clinical programs that support a finding of safety and effectiveness and an acceptable risk-benefit profile of our product candidates in the intended populations;

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  receipt of marketing approvals from the FDA and other applicable regulatory authorities;

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  establishment of arrangements through our own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

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  establishment and maintenance of patent, trademark, and trade secret protection and regulatory exclusivity for our product candidates;

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  commercial launch of our product candidates, if approved, whether alone or in collaboration with others;

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  acceptance of the benefits and use of our product candidates, including method of administration, if and when approved, by patients, the medical community and third-party payors;

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  effective competition with other therapies;

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  establishment and maintenance of healthcare coverage and adequate reimbursement and patients' willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;

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  establishment of a physician training system and network for administration of our product candidates by surgical procedure;

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  successful development of a delivery device;

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  procurement of intellectual property protection and regulatory exclusivity, and enforcement and defense of intellectual property rights and claims; and

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  maintenance of a continued acceptable safety, tolerability and efficacy profile of our product candidates following approval.

              Many of these factors are beyond our control, including clinical outcomes, the regulatory review process, potential threats to our intellectual property rights, and the manufacturing, marketing and sales efforts of any future collaborator. If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed. As a company, we do not have any experience in clinical development and have not advanced any product candidates into clinical development. Our lack of experience in conducting clinical development activities may adversely impact the likelihood that we will be successful in advancing our programs. Further, any predictions about the future success or viability of our programs may not be as accurate as they could be if we had a history of conducting clinical trials.

              Furthermore, because our other product candidates are based in part on similar technology to AK-OTOF, our most advance product candidate, if AK-OTOF shows unexpected adverse events or a lack of efficacy in the indications we intend to treat, or if we experience other regulatory or developmental issues associated with AK-OTOF, our development plans and business could be significantly harmed. In addition, competitors may be developing product candidates with similar technology and may experience problems with their product candidates that could identify problems that would potentially negatively impact the development of our product candidates and ultimately harm our business.

We may encounter substantial delays in commencement or completion of our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, which could prevent us from commercializing our current and future product candidates on a timely basis, if at all.

              The risk of failure for each of our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We have not yet initiated or completed a clinical trial of any of our product candidates. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.

              Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs and other regulatory filings. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of any product candidates. As a result, we cannot be sure that we will be able to submit INDs for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs will result in the FDA allowing clinical trials to begin. Furthermore, product candidates are subject to continued preclinical safety studies, which may be conducted concurrent with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact our ability to continue to conduct our clinical trials.

              Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, participant enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

              Events that may prevent successful or timely completion of clinical development include:

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  delays in reaching a consensus with regulatory authorities on trial design;

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  delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

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  delays related to COVID-19 disruptions at CROs, CMOs, and/or clinical trial sites;

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  delays in opening clinical trial sites or obtaining required IRB or IBC approval, or the equivalent review groups for ex-U.S. sites, at each clinical trial site;

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  imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

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  failure by us, any CROs we engage, or any other third parties to adhere to clinical trial requirements;

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  failure to perform in accordance with GCP;

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  failure by physicians to adhere to delivery protocols leading to variable results;

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  failure of our delivery approach in humans;

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  delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

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  delays in having enrolled participants complete their participation in a trial or return for post-administration follow-up;

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  clinical trial sites or participants dropping out of a trial;

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  selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

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  ambiguous or negative interim results;

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  occurrence of serious adverse events associated with the product candidate or administration of the product candidate that are viewed to outweigh its potential benefits;

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  occurrence of serious adverse events or other unexpected events in trials of the same class of agents conducted by other sponsors;

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  changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols; or

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  lack of adequate funding to continue the clinical trial.

              Any inability to successfully complete preclinical studies and clinical trials could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies or trials to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations, and prospects.

If we experience delays or difficulties in participant enrollment for clinical trials, our research and development efforts and the receipt of necessary regulatory approvals could be significantly delayed or prevented.

              Identifying and qualifying individuals to participate in clinical trials of our product candidates is critical to our success. We may not be able to identify, recruit, and enroll a sufficient number of participants, or those with required or desired characteristics, to complete our clinical trials in a timely manner. Any delay or difficulty in participant enrollment could significantly delay or otherwise hinder our research and development efforts and delay or prevent receipt of necessary regulatory approvals.

              Participant enrollment and trial completion is affected by factors including:

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  perceived risks and benefits of a small virus commonly used in gene therapy, known as adeno-associated virus, or AAV, genetic medicine-based approaches for the potential treatment of inner ear disorders;

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  size of the patient population and process for identifying potential trial participants;

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  design of the trial;

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  inclusion and exclusion criteria;

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  perceived risks and benefits of the product candidate under study;

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  availability of competing therapies and clinical trials;

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  severity of the disorder under investigation;

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  availability of genetic testing for potential participants;

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  proximity and availability of clinical trial sites for potential participants;

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  ability to obtain and maintain informed consent;

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  risk that enrolled participants will drop out before completion of the trial;

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  the commitment of our clinical investigators to identify potential participants;

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  our inability to locate and appropriately train physicians to conduct such clinical trials;

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  patient referral practices of physicians;

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  ability to monitor participants adequately during and after product candidate administration; and

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  ability to recruit and retain trial participants due to other unforeseen circumstances.

              Genetic medicine programs are initially targeting orphan diseases with relatively small populations, which limits the pool of potential participants subjects for our genetic medicine clinical trials. Because genetic medicine trials generally require participants who have not previously received any other genetic medicine or potentially other pharmacological therapeutics for the same indication, we will also need to compete with others who are also developing genetic medicines or pharmacologic therapeutics for these same indications for the same group of potential clinical trial participants. This competition could reduce the number and types of potential participants available to us, as some potential participants who might have opted to enroll in our clinical trials may instead opt to enroll in one being conducted by one of our competitors. In addition, individuals may also be unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology or biopharmaceutical industries, particularly to the extent that such negative publicity is related to genetic medicines. Challenges in recruiting and enrolling sufficient numbers of suitable participants in clinical trials could increase costs, affect the timing and outcome of our planned clinical trial or future clinical trials and result in delays to our current development plan for our product candidates. If we have difficulty enrolling a sufficient number of individuals to conduct our clinical trials as planned, we may need to delay, limit, or terminate ongoing or planned clinical trials, any of which would harm our business, financial condition, results of operations, and prospects.

Genetic medicine is an emerging field of drug development that poses many risks. We have only limited prior experience in genetic medicine research and no prior experience in genetic medicine clinical development. Our lack of experience and the limited patient populations for our genetic medicine programs may limit our ability to be successful or may delay our development efforts.

              Genetic medicine is an emerging field of drug development with a limited number of genetic medicines having received regulatory approval to date. Our genetic medicine research and development programs are at an early stage and there remain several areas of drug development risk, which pose particular uncertainty for our programs given the relatively limited development history of, and our limited prior experience with, genetic medicines. Translational science, manufacturing materials and processes, safety concerns, regulatory pathway and clinical trial design and execution all pose particular risk to our drug development activities. Furthermore, the medical community's understanding of the genetic causes of many diseases continues to evolve and further research may change the medical community's views on what therapies and approaches are most effective for addressing certain diseases.

              As an organization, we have not previously conducted any clinical trials. We have begun to establish our own genetic medicine technical capabilities, but we will need to continue to expand those capabilities by either hiring internally or seeking assistance from outside service providers. Genetic medicine is an area of significant investment by biotechnology and pharmaceutical companies and there may be a scarcity of talent available to us in these areas. If we are not able to expand our genetic medicine capabilities, we may not be able to develop in the way we intend or desire any promising product candidates that emerge from our program or our other collaborative genetic medicine sponsored research programs, which would limit our prospects for future growth. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trial or future clinical trials, could prevent us from or delay us in commercializing our product candidates.

              As we prepare for the potential initiation of our first genetic medicine clinical trial, we will need to build our internal and external capabilities in designing and executing a genetic medicine clinical trial. There are many known and unknown risks involved in translating preclinical development of gene therapies to clinical development, including selecting appropriate endpoints and dosage levels for dosing humans based on preclinical data. If we are unable to initiate and conduct our genetic medicine clinical trials in a manner that satisfies our expectations or regulatory requirements, the value of our genetic medicine programs may be diminished.

Our proprietary AAV genetic medicine product candidates are based on a relatively novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

              We have concentrated our therapeutic product research and development efforts on our genetic medicine platform. Our future success is almost entirely dependent on this therapeutic approach. Because our genetic medicine candidates are based on relatively novel technology, development problems we experience in the future related to our genetic medicine platform may be difficult to solve and may cause delays and unanticipated costs. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from initiating or conducting clinical trials or commercializing our products on a timely or profitable basis, if at all.

              In addition, the clinical trial requirements of the FDA, the EMA, and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied therapeutic approaches or biopharmaceutical or other product candidates.

              The first approvals of gene therapy products by the FDA only occurred in 2017. As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or the European Union, or how long it will take to commercialize any product candidate that receives marketing approval.

Our product candidates or the process for administering our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

              In past clinical trials that were conducted by others with non-AAV vectors, several significant side effects were caused by gene therapy product candidates, including reported cases of leukemia and death. Other potential side effects associated with both AAV and non-AAV vectors could include immunologic reactions or insertional oncogenesis, which is the process whereby the insertion of a functional gene near a gene that is important in cell growth or division results in uncontrolled cell division, which could potentially enhance the risk of malignant transformation. If our vectors demonstrate a similar adverse effect, or other adverse events, we may be required to halt or delay further clinical development of our product candidates.

              In addition to side effects caused by the product candidate itself, the administration process also can cause side effects. As part of our genetic medicine platform, we are developing a surgical delivery device to administer our product candidates to the inner ear. Although the procedure we have developed is based on a common technique for treatment to the outer ear, it requires training in order to administer. Moreover, any surgical procedure runs risks related to infection and damage to parts of the body adjacent to the treated area. In addition, until we are able to test the device and procedure on humans, we cannot be certain that our delivery mechanism will be successful. If side effects were to occur in connection with the surgical procedure during our planned clinical trial or if we fail to successfully apply our delivery approach in humans, our clinical trial could be suspended or terminated.

              If in the future we are unable to demonstrate that such side effects were not caused by our product candidates or the related procedures, the FDA could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if we are able to demonstrate that any future serious adverse events are not product-related, and regulatory authorities do not order us to cease further development of our product candidates, such occurrences could cause our reputation to suffer and affect patient recruitment or the ability of enrolled participants to complete the trial. Moreover, if we elect, or are required, to delay, suspend, or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition, results of operations, and prospects significantly.

              Regulatory approval of and/or demand for our potential products will depend in part on public acceptance of the use of genetic medicine for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that genetic medicines are unsafe, unethical or immoral, and consequently, our products may not gain the acceptance of the public or the medical community. Adverse public attitudes may adversely impact our ability to enroll clinical trials. Moreover, our success will depend upon physicians prescribing, and their patients being willing to receive, treatments that involve the use of product candidates we may develop. In 1999, there was public backlash against the field of gene therapy following the death of a participant in a clinical trial, which utilized a different type of gene therapy product candidate vector, from an extreme type of immune response that can be life-threatening. Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could significantly harm our business, financial condition, results of operations, and prospects.

The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of future results or the success of later-stage clinical trials.

              The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials or from clinical trials of the same product candidates in other indications. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. For example, even if successful, the results of our planned Phase 1/2 clinical trial of AK-OTOF may not be predictive of the results of further clinical trials of this product candidate or any of our other product candidates. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Our future clinical trials may not ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for product candidates proceeding through clinical trials, and because our genetic medicine product candidates are based on a relatively novel technology the likelihood of success is harder to determine. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving encouraging results in earlier studies. Any such setbacks in our clinical development could materially harm our business, financial condition, results of operations, and prospects.

Interim top-line and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

              From time to time, we may publish interim top-line or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Additionally, preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could be material and could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

We may not be successful in our efforts to identify or discover additional potential product candidates.

              A key element of our strategy is to apply our genetic medicine platform to address a broad array of targets and new therapeutic areas. The discovery activities that we are conducting may not be successful in identifying product candidates that are useful in restoring, improving, or preserving physiologic hearing. The process by which we identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

  •
  we may not be able to assemble sufficient resources to acquire or discover additional product candidates;

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  competitors may develop alternatives that render our potential product candidates obsolete or less attractive;

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  potential product candidates we develop may nevertheless be covered by third parties' patents or other exclusive rights;

  •
  potential product candidates may, on further study, be shown to have harmful side effects, toxicities or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

  •
  potential product candidates may not be effective in treating their targeted disorders;

  •
  the market for a potential product candidate may change so that the continued development of that product candidate is no longer reasonable;

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  a potential product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; or

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  the regulatory pathway for a potential product candidate is too complex and difficult to navigate successfully or economically.

              In addition, we may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights. If we are unable to identify additional suitable product candidates for clinical development, this would adversely impact our business strategy, financial position, results of operations, prospects, and share price and could potentially cause us to cease operations.

Clinical trial and product liability lawsuits against us could divert our resources, could cause us to incur substantial liabilities and could limit commercialization of our product candidates.

              We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in clinical trials, and we will face an even greater risk if we commercially sell any products that we may develop. While we currently have no products that have been approved for commercial sale, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for our product candidates;

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  injury to our reputation and significant negative media attention;

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  withdrawal of clinical trial participants;

  •
  significant costs to defend any related litigation;

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  substantial monetary awards to trial participants or patients;

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  loss of revenue;

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  reduced resources of our management to pursue our business strategy; and

  •
  the inability to commercialize our product candidates.

              We will need to increase our insurance coverage as we commence our clinical trials or if we commence commercialization of any product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Risks Relating to Manufacturing

The manufacture of genetic medicine products is complex and difficult and is subject to a number of scientific and technical risks, some of which are common to the manufacture of drugs and biologics and others of which are unique to the manufacture of gene therapies. We could experience manufacturing problems that result in delays in our development or commercialization programs.

              Genetic medicine drug products are complex and difficult to manufacture. For our preclinical studies of AK-OTOF and our planned Phase 1/2 clinical trial of AK-OTOF, we will rely on the manufacturing facility of Lonza Houston, Inc., or Lonza, for supply of our product candidates. In addition to Lonza, we also rely upon other CROs and CMOs for providing certain materials for the manufacturing process. We plan to establish our own manufacturing facility for long-term commercial market supply.

              We believe that the high demand for clinical genetic medicine material and a scarcity of potential contract manufacturers may cause long lead times for establishing manufacturing capabilities for genetic medicine drug development activities. Even after a manufacturer is engaged, any problems that arise during manufacturing process development may result in unanticipated delays to our timelines, including delays attributable to securing additional manufacturing slots. There may also be long lead times to manufacture or procure starting materials such as plasmids and cell lines, especially for high-quality starting materials that are cGMP compliant. In particular, plasmids, cell lines and other starting materials for genetic medicine manufacture are usually sole sourced, as there are a limited number of qualified suppliers. The progress of our genetic medicine programs is highly dependent on these suppliers providing us or our contract manufacturer with the necessary starting materials that meet our requirements in a timely manner. A failure to procure or a shortage of necessary starting materials likely would delay our manufacturing and development timelines.

              Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. If we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA or other applicable standards or specifications with consistent and acceptable production yields and costs.

              A number of factors common to the manufacturing of biologics and drugs could also cause production issues or interruptions for gene therapies, including raw material or starting material variability in terms of quality, cell line viability, productivity or stability issues, shortages of any kind, shipping, distribution, storage and supply chain failures, growth media contamination, equipment malfunctions, operator errors, facility contamination, labor problems, natural disasters, public health epidemics, disruption in utility services, terrorist activities, or acts of god that are beyond our or our contract manufacturer's control. It is often the case that early stage process development is conducted with materials that are not manufactured using cGMP starting materials, techniques or processes and which are not subject to the same level of analysis that would be required for clinical grade material. We may encounter difficulties in translating the manufacturing processes used to produce research grade materials to cGMP compliant processes, and any changes in the manufacturing process may affect the safety and efficacy profile of our product candidates.

              In addition, the FDA and comparable regulatory authorities in other jurisdictions may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or comparable regulatory authorities in other jurisdictions may prohibit the distribution of a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures and product recalls.

              Given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce product candidates on schedule and could harm our results of operations and cause reputational damage. Some of the raw materials that we anticipate will be required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall, or restriction on the use of biologically derived substances in the manufacture of any product candidates we may develop could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations, and prospects.

              An important part of manufacturing drug products is performing analytical testing. Analytical testing of gene therapies involves tests that are more numerous, more complex in scope and take a longer time to develop and to conduct as compared to traditional drugs. We and our contract manufacturer need to expend considerable time and resources to develop assays and other analytical tests for our genetic medicine product candidates, including assays to assess the titer and potency of our genetic medicine product candidates. Some assays need to be outsourced to specialized testing laboratories. Even when assays are developed, they need to be further tested, or qualified, or validated depending on the nature of the assay and the stage of product candidate development, which may take substantial time and resources. Because of the lagging nature of analytical testing, we may proceed with additional manufacturing and other development activities without having first fully characterized our manufactured materials. If the results of the testing fail to meet our expectations, we may need to delay or repeat certain manufacturing and development activities.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

              As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of our planned clinical trial or future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

We depend on third-party suppliers for materials used in the manufacture of our product candidates, and the loss of these third-party suppliers or their inability to supply us with adequate materials could harm our business.

              We rely on third-party suppliers for certain materials and components required for the production of our product candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of materials involve several risks, including limited control over pricing, availability, and quality and delivery schedules. There is substantial demand and limited supply for certain of the raw materials used to manufacture genetic medicine products. As a small company, our negotiation leverage is limited, and we are likely to get lower priority than other companies that are larger than we are. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Risks Related to Our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and preclinical and clinical testing, and these third parties may not successfully perform their obligations to us.

              We do not expect to independently conduct all aspects of our product manufacturing, protocol development, research and preclinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to many of these items. While we are planning to build our own cGMP manufacturing facility, we cannot be sure when this facility will be available for cGMP manufacturing, if at all, and, even if it is available for cGMP manufacturing, that we will be able to manufacture at commercial scale. In addition, we currently rely, and expect to continue to rely, on a third-party CMO for the manufacture of our delivery device.

              Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it could delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols. For example, for product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our IND-enabling studies and clinical trials are conducted in accordance with the study plan and protocols. We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our product candidates. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

              If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and trial protocols, we will not be able to complete, or may be delayed in completing, the preclinical studies and clinical trials required to support future IND submissions and approval of our product candidates.

              Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

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  the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

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  reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;

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  termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us; and

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  disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

              Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize future products. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production.

We and our contract manufacturer are subject to significant regulation with respect to manufacturing our products. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

              All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturer for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturer must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA's good laboratory practices, or GLP, and cGMP regulations enforced by the FDA through its facilities inspection program. Our facilities and quality systems and the facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

              The regulatory authorities also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.

              If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition, results of operations, and prospects may be materially harmed.

              Additionally, if supply from one approved manufacturer is interrupted, there could be a significant disruption in supply. An alternative manufacturer would need to be qualified through a BLA supplement which could result in further delay. The regulatory agencies may also require additional studies or trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

              These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed, or we could lose potential revenue.

We expect to rely on third parties to conduct, supervise and monitor our clinical trials, and if these third parties perform in an unsatisfactory manner, it may harm our business.

              We expect to rely on CROs and clinical trial sites to ensure our clinical trials are conducted properly and on time and we expect to have limited influence over their actual performance. We will control only certain aspects of our CROs' activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

              We and our CROs will be required to comply with GCPs for conducting, recording, and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity, and confidentiality of clinical trial participants are protected. The

FDA enforces these GCPs through periodic inspections of sponsors, principal investigators, and clinical sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of participants to evaluate the safety and effectiveness of our product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of participants, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

              Our CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

              The federal Health Insurance Portability and Accountability Act of 1996, as amended by Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, impose obligations on "covered entities," including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective "business associates" that create, receive, maintain, or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information. Such obligations may require us to pass certain obligations on to our CROs or other third parties with whom we do business, including transferal of personal information or individually identifiable health information.

Risks Related to Commercialization

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

              The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of many of the disorders for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

              While many companies focus on gene therapies targeting blood, eye, muscle, and neurologic disorders, we are aware of certain companies with active development programs in the hearing space. Decibel Therapeutics, Inc. is focused on hearing and balance disorders. Decibel's lead therapeutic candidate is being investigated for the prevention of ototoxicity associated with cisplatin chemotherapy. Decibel has announced a potential gene therapy for OTOF congenital deafness. In 2017, Decibel announced that it would include one of its product candidates in its strategic collaboration with Regeneron Pharmaceuticals, Inc. whereby Decibel retains worldwide development and commercial rights.

              Frequency Therapeutics, Inc. is developing small-molecule therapeutics to selectively activate progenitor cells. Frequency's lead program is focused on regenerating hair cells through activation of progenitor cells for sensorineural hearing loss and is currently in Phase 2 trials. In 2019, Frequency announced a partnership with Astellas Pharma Inc. under which Astellas agreed to oversee development and commercialization of its lead program worldwide, except the United States, where Frequency will assume those responsibilities.

              Otonomy, Inc. and Applied Genetic Technologies Corporation have entered into a strategic collaboration to co-develop and co-commercialize an AAV-based gene therapy to restore hearing in individuals with sensorineural hearing loss caused by a mutation in the GJB2 gene. This program is in preclinical development.

              Sensorion SA is focused on developing potential therapies for inner ear disorders. Sensorion has announced a collaboration with Institut Pasteur in gene therapy programs targeting hearing loss. The company has two preclinical gene therapy programs targeting the Usher Syndrome Type I and OTOF-deficiency.

              See "Business—Competition" for additional information regarding competing products and product candidates.

              Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than our product candidates, or that would render any product candidates that we may develop obsolete or non-competitive. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, or may obtain regulatory exclusivity, any of which could result in our competitors establishing a strong market position before we are able to enter the market.

              Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Furthermore, mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

Even if any product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, patient advocacy groups, third-party payors and others in the medical community necessary for commercial success.

              If any product candidate receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, patient advocacy groups, third-party payors, and others in the medical community. Sales of medical products depend in part on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians' organizations, hospitals, other healthcare providers, government agencies, or private insurers will determine that our product is safe, therapeutically effective and cost-effective as compared with competing treatments. Efforts to educate those in the hearing health community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

  •
  the efficacy and potential advantages compared to alternative treatments;

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  the effectiveness of sales and marketing efforts;

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  the cost of treatment in relation to alternative treatments;

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  the clinical indications for which the product is approved;

  •
  the convenience and ease of administration compared to alternative treatments;

  •
  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

  •
  the strength of marketing and distribution support;

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  the timing of market introduction of competitive products;

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  the availability of third-party coverage and adequate reimbursement, and patients' willingness to pay out of pocket for required co-payments or in the absence of third-party coverage or adequate reimbursement;

  •
  the prevalence and severity of any side effects;

  •
  publication of any post-approval data on the effectiveness and safety of the product; and

  •
  any restrictions on the use of our products, if approved, together with other medications.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates if and when they are approved.

              We currently have no sales, marketing or commercial product distribution capabilities and have no experience in commercializing products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales, marketing and distribution organization, either ourselves or through collaborations or other arrangements with third parties.

              In the future, we expect to build a sales and marketing infrastructure to market some of our product candidates in the United States and the European Union. There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology and biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel.

              Factors that may inhibit our efforts to commercialize our products on our own include:

  •
  our inability to recruit, train and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel;

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  the inability of sales personnel to educate adequate numbers of physicians on the benefits of any future products;

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  the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

  •
  the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

  •
  restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

  •
  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

  •
  unforeseen issues impacting supply, distribution, sales, and marketing.

              If we are unable to establish our own sales, marketing, and distribution capabilities and we enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. There can be no assurance that we will be able to develop in-house sales, marketing and distribution capacities or establish or maintain relationships with third parties to perform these services. As a result, we may not successfully commercialize any product in any jurisdiction.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain adequate intellectual property protection and regulatory exclusivity for our products and technology, or if the scope of the intellectual property protection and regulatory exclusivity obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to ultimately successfully commercialize our products and technology may be adversely affected.

              Our success depends, in large part, on our ability to obtain and maintain intellectual property protection in the United States and other countries with respect to our proprietary product candidates and manufacturing technology. Our licensors have sought, and we intend to seek, to protect our proprietary position by filing patent and trademark applications in the United States and abroad related to many of our novel technologies and product candidates that are important to our business.

              The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. For example, in some cases, the work of certain academic researchers in the genetic medicine field has entered the public domain, which may compromise our ability to obtain patent protection for certain inventions related to or building upon such prior work. Consequently, we may not be able to obtain any patents to prevent others from using such technology for, and developing and marketing competing products to treat, certain indications. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

              The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

              We may not be aware of all third-party intellectual property rights potentially relating to our product candidates. Publications of discoveries in the scientific literature often lag the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

              Even if the patent applications we license or may own in the future do issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

              The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates.

              In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications are, or may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we or our licensors may need the cooperation of any such co-owners of our owned and in-licensed patents in order to enforce such patents against third parties, and such cooperation may not be provided to us or our licensors. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

              We also rely on regulatory exclusivity for protection of our products. Implementation and enforcement of regulatory exclusivity, which may consist of regulatory data protection and market protection, varies widely from country to country. Failure to qualify for regulatory exclusivity, or failure to obtain or maintain the extent or duration of such protections that we expect in each of the markets for our products due to challenges, changes or interpretations in the law or otherwise, could ultimately adversely affect our ability to successfully commercialize any products and technology.

We may not be able to protect our intellectual property rights throughout the world.

              Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to obtain granted patents covering our product candidates in all countries outside the United States and, as a result, may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

              Additionally, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, an April 2019 report from the Office of the United States Trade Representative identified a number of countries, including China, Russia, Argentina, Chile and India, where challenges to the procurement and enforcement of patent rights have been reported. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

              Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

If we do not obtain patent term extension for our product candidates, our business may be harmed.

              Depending upon the timing, duration, and specifics of any FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. In the United States, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. The European Union also provides for patent term extension through Supplementary Protection Certificates, or SPCs. The rules and requirements for obtaining a SPC are similar to those in the United States. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date but cannot extend the remaining term of a patent beyond a total of fifteen years from the marketing approval. Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union. However, we may not be granted an extension because of lack of availability of extension or, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

              Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the United States Patent and Trademark Office, or USPTO, and various government patent agencies outside of the United States over the lifetime of our licensed patents and/or applications and any patent rights we may own in the future. We rely on our outside counsel and other professionals or our licensing partners to pay these fees due to the USPTO and non-U.S. government patent agencies. The USPTO and various non-U.S. government patent agencies also require compliance with several procedural, documentary, and other similar provisions during the patent application process. We rely on our outside counsel and other professionals to help us comply and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment, loss of priority, or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.

We may not be successful in obtaining necessary rights to our product candidates through acquisitions and in-licenses.

              We currently have rights to certain intellectual property, through licenses from third parties, to develop our product candidates. Because our programs may require the use of proprietary rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire, in-license or use these proprietary rights. In addition, with respect to any patents or patent applications we co-own with third parties, we may require licenses to such co-owners' interest in such patents or patent applications. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

              We sometimes collaborate with non-profit and academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

              If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly.

If we fail to comply with our obligations under our existing license agreements, or under any future intellectual property licenses, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.

              We are party to license agreements with the Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc., which we refer to collectively as MEE, and Lonza, pursuant to which we have been granted an exclusive, non-transferable, sublicensable, worldwide, royalty-bearing license to certain patent rights related to AAV ancestral technology, including a proprietary ancestral AAV, known as AAVAnc80, to research, develop, make, have made, manufacture, use, sell, offer to sell, import, export, market, promote, distribute, register and otherwise commercially exploit the licensed product in the treatment, diagnosis, prevention and palliation of balance disorders, diseases pertaining to the inner ear, and/or any and all hearing diseases or disorders. For further information regarding our exclusive license agreements, see "Business—Intellectual Property—Licensed Intellectual Property." We may enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future licenses will impose, specified diligence, milestone payment, royalty, and other obligations on us. Furthermore, the licensors have the right to terminate the agreement if we materially breach the agreement and fail to cure such breach within a specified period or in the event we undergo certain bankruptcy events. In spite of our best efforts, our current or any future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could have the freedom to seek regulatory approval of, and to market, products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

              Disputes may arise regarding intellectual property subject to a licensing agreement, including:

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  the scope of rights granted under the license agreement and other interpretation related issues;

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  our ability to defend intellectual property and to enforce intellectual property rights against third parties;

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  the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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  the sublicensing of patent and other rights under our collaborative development relationships;

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  our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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  the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners; and

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  the priority of invention of patented technology.

              In addition, license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, some of our in-licensed patents and patent applications are, and may in the future be, subject to third-party interests such as co-ownership or licenses. For example, a patent application directed to several of our product candidates is co-owned by MEE and The Children's Medical Center Corporation, or Children's. At present, we have an exclusive license to MEE's ownership interest, however, we do not have a license to Children's ownership interest. If we are unable to obtain an exclusive license to such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Additionally, we do not have complete control in the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. For example, pursuant to our intellectual property licenses with MEE and Lonza, our licensors retain control of preparation, filing, prosecution, and maintenance, and, in certain circumstances, enforcement and defense of their patents and patent applications. It is possible that our licensors' enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves or may not be conducted in accordance with our best interests. We cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products. Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. Any of these events could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

              Furthermore, inventions contained within some of our in-licensed patents and patent applications may have been made using U.S. government funding. We rely on our licensors to ensure compliance with applicable obligations arising from such funding, such as timely reporting, an obligation associated with our in-licensed patents and patent applications. The failure of our licensors to meet their obligations may lead to a loss of rights or the unenforceability of relevant patents. For example, the U.S. government could have certain rights in such in-licensed patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. If the U.S. government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. The U.S. government's rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may also exercise its march-in rights if it determines that action is necessary because we or our licensors failed to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such in-licensed U.S. government-funded inventions may be subject to certain requirements to manufacture product candidates embodying such inventions in the United States. Any of the foregoing could harm our business, financial condition, results of operations, and prospects significantly.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged. We may not be able to protect our trade secrets in court.

              If we or one of our licensors initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, interference proceedings, post grant review, inter partes review and equivalent proceedings such as opposition, invalidation, and revocation proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could harm our business.

              In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

              Our commercial success depends upon our ability and the ability of our collaborators to research, develop, manufacture, market, and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize our product candidates or any other of our product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe a third party's valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidates. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations, and prospects.

Intellectual property litigation or other proceedings could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

              Competitors may challenge the validity and enforceability of our patents, infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. To defend the validity of our patents, assert infringement or unauthorized use claims, or to defend against claims of infringement can be expensive and time-consuming. Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could adversely affect our ability to compete in the marketplace.

We may be subject to claims asserting that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

              Many of our employees, consultants, or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

              In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Changes in patent law in the United States or worldwide could diminish the value of patents in general, thereby impairing our ability to protect our products.

              Changes in either the patent laws or interpretation of patent laws in the United States and worldwide, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

              In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

              We or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing any product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors' ownership of our owned or in-licensed patents, trade secrets, or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to any product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

              We have registered trademarks with the USPTO for the mark "Akouos" and the Akouos logo. Our trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

              The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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  others may be able to make genetic medicine products that are similar to our product candidates but that are not covered by the claims of the patents that we license or may own in the future;

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  we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

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  we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

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  it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

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  issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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  our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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  we may not develop additional proprietary technologies that are patentable;

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  the patents of others may have an adverse effect on our business; and

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  we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

              Should any of these events occur, they could significantly harm our business, financial condition, results of operations, and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

              Because we currently rely on certain third parties to manufacture all or part of our product candidates and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our product engine and pipeline, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, sponsored research agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may harm our business, financial condition, results of operations, and prospects.

              Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor's discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition, results of operations, and prospects.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming, and uncertain and may prevent us from obtaining approvals for the commercialization of any product candidates we develop. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize, or will be delayed in commercializing, product candidates we develop, and our ability to generate revenue will be materially impaired.

              Any product candidates we develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States, and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate's safety, purity, and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

              The process of obtaining marketing approvals, both in the United States and outside the United States, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical, or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved medicine not commercially viable.

              If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates we develop from being marketed in such jurisdictions, which, in turn, would materially impair our ability to generate revenue.

              In order to market and sell any product candidates we develop in the European Union and many other foreign jurisdictions, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the

United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our medicines in any jurisdiction, which would materially impair our ability to generate revenue.

              Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open, but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the United Kingdom will not accept high regulatory alignment with the European Union.

              Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

Regulatory requirements governing genetic medicine products are periodically updated and may continue to change in the future.

              Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. For example, the FDA has established the Office of Tissues and Advanced Therapies (formerly the Office of Cellular, Tissue and Gene Therapies) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Additionally, gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or the NIH, also are potentially subject to oversight by a committee within the NIH's Office of Science Policy called the Novel and Exceptional Technology and Research Advisory Committee; however, as of 2019, the charter of this review group has evolved to focus public review on clinical trials that cannot be evaluated by standard oversight bodies and pose unusual risks.

              These regulatory review committees and advisory groups and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

              The FDA decides whether individual genetic medicine protocols may proceed and it can put an IND on a clinical hold. If we were to engage an NIH-funded institution to conduct a clinical trial, that institution's IRB would need to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of genetic medicine products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the EMA may issue new guidelines concerning the development and marketing authorization for genetic medicine products and require that we comply with these new guidelines.

              In addition, ethical, social, and legal concerns about genetic medicine, genetic testing and genetic research could result in additional regulations or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed their intentions to further regulate biotechnology. More restrictive regulations or claims that our product candidates are unsafe or pose a hazard could prevent us from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

              As we advance our product candidates through clinical development, we will be required to consult with these regulatory and advisory groups, and comply with applicable guidelines. These regulatory review committees and advisory groups and any new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue.

We may seek fast track, breakthrough therapy, and/or regenerative medicine advanced therapy designations or priority review for one or more of our product candidates, but we might not receive such designation or priority review, and even if we do, such designation or priority review may not lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates.

              The FDA has several designations that have the potential to accelerate the regulatory review and approval process, including the fast track, breakthrough therapy, and regenerative medicine advanced therapy designations. Each of these designations has specific requirements and, if granted, has the potential for a non-conventional FDA review process. In addition, if the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. Any such designation or priority review status does not ensure that the product candidate will receive marketing approval or that approval will be granted within any particular timeframe. As a result, while we may seek and receive one or more of these designation for our product candidates, we may not experience a faster development process, review, or approval compared to conventional FDA procedures. The FDA has broad discretion with respect to whether or not to grant such designations or priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. In addition, the FDA may withdraw a designation if it believes that the designation is no longer supported by data from our clinical development program. Moreover, fast track, breakthrough therapy, or regenerative medicine advanced therapy designations alone do not guarantee qualification for the FDA's priority review procedures.

We may seek a rare pediatric disease designation for one or more of our product candidates. However, a BLA for one or more of our product candidates may not meet the eligibility criteria for a priority review voucher upon approval.

              With enactment of the Food and Drug Administration Safety and Innovation Act in 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications that meet the criteria specified in the law. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a "rare pediatric disease" may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application.

              For the purposes of this program, a "rare pediatric disease" is a (i) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (ii) rare disease or conditions within the meaning of the Orphan Drug Act. The FDA may determine that a BLA for one or more of our product candidates does not meet the eligibility criteria for a priority review voucher upon approval. Moreover, even if one or more of our product candidates does satisfy those criteria, the product will need to be designated as a drug for a rare pediatric disease before September 30, 2020, and licensed before September 30, 2022, in order to be granted a rare disease priority review voucher.

We may not be able to obtain orphan drug exclusivity for one or more of our product candidates, and even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

              Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition. A similar regulatory scheme governs approval of orphan products by the EMA in the European Union. Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product for the same therapeutic indication for that time period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation, in particular if the product is sufficiently profitable so that market exclusivity is no longer justified.

              In order for the FDA to grant orphan drug exclusivity to one of our products, the agency must find that the product is indicated for the treatment of a condition or disease with a patient population of fewer than 200,000 individuals annually in the United States. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet this standard. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition. In particular, the concept of what constitutes the "same drug" for purposes of orphan drug exclusivity remains in flux in the context of gene therapies, and the FDA has issued recent draft guidance suggesting that it would not consider two genetic medicine products to be different drugs solely based on minor differences in the transgenes or vectors within a given vector class. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.

              In 2017, the Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA's pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

AK-OTOF and our other product candidates will be a biologic-device combination involving a proprietary delivery approach, which may result in additional regulatory and other risks.

              We are developing AK-OTOF and our other product candidates as a biologic-device combination for administration directly to the cochlea, or the organ in the inner ear responsible for hearing, using our delivery approach. There are currently no approved fluids, drugs, or biologics that are delivered directly into the cochlea and, as such, no delivery device is available to facilitate this route of delivery. We may experience delays in obtaining regulatory approval of AK-OTOF and our other product candidates given the increased complexity of the review process when approval of a biologic and a delivery device is sought under a single marketing application. The delivery will be subject to FDA device requirements regarding design, performance and validation as well as human factors testing, among other things. AK-OTOF may be regulated as a biologic-device combination product, which requires coordination within the FDA for review of the product candidate's device and biologic components. The determination whether a combination product requires a single marketing application or two separate marketing applications for each component is made by the FDA on a case-by-case basis. Although a single marketing application may be sufficient for the approval of a combination product, the FDA may determine that separate marketing applications are necessary. This determination could significantly increase the resources and time required to bring our combination product to market. Although the FDA has systems in place for the review and approval of combination products such as ours, we may experience delays in the development and commercialization of our product candidate due to regulatory timing constraints and uncertainties in the product development and approval process, as well as coordination between two different centers within FDA responsible for review of the different components of the combination product. Furthermore, we may elect to pursue the de novo pathway for our delivery device within the Center for Devices and Radiological Heath, or CDRH, of the FDA. The decision to seek a de novo pathway may cause us to experience regulatory delays that could adversely impact our development timelines.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate or the approval may be for a narrower indication than we expect.

              We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing commitments. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment candidates. For example, the development of our product candidates for pediatric use is an important part of our current business strategy, and if we are unable to obtain regulatory approval for the desired age ranges, our business may suffer.

Even if we, or any collaborators we may have, obtain marketing approvals for any product candidates we develop, the terms of approvals and ongoing regulation of our products could require the substantial expenditure of resources and may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

              Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising, and promotional activities for such medicine, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. For genetic medicines that use AAV vectors as a delivery system, the FDA typically advises that individuals receiving AAV vectors undergo follow-up observations for potential adverse events for up to a five-year period. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the medicine may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine.

              Accordingly, assuming we, or any collaborators we may have, receive marketing approval for one or more product candidates we develop, we, and such collaborators, and our and their contract manufacturers will continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance, and quality control. If we and such collaborators are not able to comply with post-approval regulatory requirements, we and such collaborators could have the marketing approvals for our products withdrawn by regulatory authorities and our, or such collaborators', ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our business, operating results, financial condition, and prospects.

              If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

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  issue a warning letter asserting that we are in violation of the law;

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  seek an injunction or impose civil or criminal penalties or monetary fines;

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  suspend or withdraw regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve a pending BLA or supplements to a BLA submitted by us;

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  seize product; or

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  refuse to allow us to enter into supply contracts, including government contracts.

              Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenues.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our medicines, when and if any of them are approved.

              The FDA and other regulatory agencies closely regulate the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other regulatory agencies impose stringent restrictions on manufacturers' communications regarding off-label use, and if we do not market our medicines for their approved indications, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the Department of Justice. Violation of the Federal Food, Product, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws and state consumer protection laws.

              In addition, later discovery of previously unknown problems with our medicines, manufacturers, or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

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  restrictions on such medicines, manufacturers, or manufacturing processes;

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  restrictions on the labeling or marketing of a medicine;

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  restrictions on the distribution or use of a medicine;

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  requirements to conduct post-marketing clinical trials;

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  receipt of warning or untitled letters;

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  withdrawal of the medicines from the market;

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  refusal to approve pending applications or supplements to approved applications that we submit;

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  recall of medicines;

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  fines, restitution, or disgorgement of profits or revenue;

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  suspension or withdrawal of marketing approvals;

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  suspension of any ongoing clinical trials;

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  refusal to permit the import or export of our medicines;

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  product seizure; and

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  injunctions or the imposition of civil or criminal penalties.

              Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any product candidates we develop and adversely affect our business, financial condition, results of operations, and prospects.

              Additionally, if any of our product candidates receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients and a communication plan to healthcare practitioners. Furthermore, if we or others later identify undesirable side effects caused by our product candidate, several potentially significant negative consequences could result, including:

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  regulatory authorities may suspend or withdraw approvals of such product candidate;

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  regulatory authorities may require additional warnings on the label;

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  we may be required to change the way a product candidate is administered or conduct additional clinical trials;

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  we could be sued and held liable for harm caused to patients; and

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  our reputation may suffer.

The efforts of the current presidential administration to pursue regulatory reform may limit the FDA's ability to engage in oversight and implementation activities in the normal course, and that could negatively impact our business.

              The current presidential administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA's ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. On January 30, 2017, the president issued an executive order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the "two-for-one" provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and on February 2, 2017, the administration indicates that the "two-for-one" provisions may apply not only to agency regulations, but also to significant agency guidance documents. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA's ability to exercise its regulatory authority. If these executive actions impose constraints on FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Our relationships with healthcare providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

              Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates that we develop for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our medicines for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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  the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

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  the federal false claims laws, including the federal False Claims Act which can be enforced through civil whistleblower or qui tam actions, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval from Medicare, Medicaid, or other government payors that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, as further amended by the Health Information Technology for Economic and Clinical Health Act, which imposes certain requirements, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, healthcare clearinghouses, and certain healthcare providers as well as their respective business associates that perform services for them that involve the use or disclosure of individually identifiable health information;

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  the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services;

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  the federal transparency requirements under the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

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  analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures; and state and local laws that require drug manufacturers to register pharmaceutical sales representatives.

              The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the United Kingdom Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

              Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines, or imprisonment.

              Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition, results of operations, and prospects. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to significant criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs. Liabilities they incur pursuant to these laws could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Recently enacted and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

              In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.

              The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the PPACA, which became law in 2010, contains provisions of importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates and that are approved for sale, the following:

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  an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

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  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

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  expansion of federal healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

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  a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices;

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  extension of manufacturers' Medicaid rebate liability;

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  expansion of eligibility criteria for Medicaid programs;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program new requirements to report financial arrangements with physicians and teaching hospitals;

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  a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

              In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2029 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

              Since enactment of the PPACA, there have been, and continue to be, numerous legal challenges and executive and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the "individual mandate." The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole."

              Further, each chamber of the Congress has put forth multiple bills designed to repeal or repeal and replace portions of the PPACA. Although none of these measures has been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the PPACA. It is possible that repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits.

              In addition, the current presidential administration has also taken executive actions to undermine or delay implementation of the PPACA. For example, the president has signed executive orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. One executive order directed federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Another executive order terminated the cost-sharing subsidies that reimburse insurers under the PPACA.

              On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the PPACA will impact the PPACA.

              The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States, and members of Congress and the executive branch have stated that they will address such costs through new legislative and administrative measures. To date, there have been several recent U.S. congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the current presidential administration's 2021 budget proposal includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the current presidential administration sent "principles" for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Moreover, the administration previously released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. While some of these measures may require additional authorization to become effective, Congress and the current presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

              We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our potential products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

The commercial success of our products depends on the availability and sufficiency of third-party payor coverage and reimbursement.

              Our ability to commercialize any products successfully will depend in part on the extent to which coverage and adequate reimbursement for such products will be available from third-party payors. Even if we succeed in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost-effectiveness or the likely level or method of coverage and reimbursement.

              Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As such, one third-party payor's determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Additionally, we may develop companion diagnostic tests for use with our product candidates. If we do, we will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. While we have not yet developed any companion diagnostic test for our product candidates, if we do, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for our products and/or any companion diagnostics could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

If we are required by the FDA to obtain approval of a companion diagnostic in connection with approval of a candidate therapeutic product, and if we do not obtain or there are delays in obtaining FDA approval of a diagnostic device, we will not be able to commercialize the product candidate and our ability to generate revenue will be materially impaired.

              In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. For example, it is possible the FDA might require a companion diagnostic in the event that high pre-existing neutralizing antibody levels impede delivery to the intracochlear space, although we have not observed this in our preclinical studies in non-human primates. Under the Federal Food, Drug, and Cosmetic Act, or FDCA, companion diagnostics are regulated as medical devices and the

FDA has generally required companion diagnostics intended to select the patients who will respond to a product candidate to obtain premarket approval, or a PMA. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device's safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. PMA approval is not guaranteed and may take considerable time, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. As a result, if we are required by the FDA to obtain approval of a companion diagnostic for a candidate therapeutic product, and we do not obtain or there are delays in obtaining FDA approval of a diagnostic device, we will not be able to commercialize the product candidate and our ability to generate revenue will be materially impaired.

Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

              We are exposed to the risk of fraud or other misconduct by our employees, consultants, and partners, and, if we commence clinical trials, our principal investigators. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA, the European Commission, and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing, and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, and prospects, including the imposition of significant fines or other sanctions.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and require us to develop and implement costly compliance programs.

              We are subject to numerous laws and regulations in each jurisdiction outside the United States in which we operate. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

              The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The Securities and Exchange Commission, or SEC, is involved with enforcement of the books and records provisions of the FCPA.

              Compliance with the FCPA and other anti-corruption laws potentially applicable to our business is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the compliance with the FCPA and other anti-corruption laws presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

              We are also subject to other laws and regulations governing our international operations, including applicable export control laws, economic sanctions on countries and persons, and customs requirements. In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expansion outside of the United States has required, and will continue to require, us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain drugs and drug candidates outside of the United States, which could limit our growth potential and increase our development costs.

              There is no assurance that we will be completely effective in ensuring our compliance with the FCPA and other applicable anti-corruption, export, sanctions, and customs laws. The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violations of these laws, including the FCPA, can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

Risks Related to Employee Matters, Managing Growth, and General Business Operations

Our future success depends on our ability to retain key executives and to attract, retain, and motivate qualified personnel.

              We are highly dependent on the research and development, clinical, financial, operational, and other business expertise of our executive officers, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment offer letters with our executive officers, each of them may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees. Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal, and sales and marketing personnel will also be critical to our success.

              The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our success as a public company also depends on implementing and maintaining internal controls and the accuracy and timeliness of our financial reporting. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing, and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

              As we seek to advance our product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing, and sales capabilities or contract with third parties to provide these capabilities. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical, regulatory affairs, and, if any product candidate receives marketing approval, sales, marketing, and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our operations might be affected by the occurrence of a natural disaster or other catastrophic event.

              We depend on our employees, consultants, CMOs, CROs, as well as regulatory agencies and other parties, for the continued operation of our business. While we maintain disaster recovery plans, they might not adequately protect us. Despite any precautions we take for natural disasters or other catastrophic events, these events, including terrorist attack, pandemic, hurricanes, fire, floods, and ice and snowstorms, could result in significant disruptions to our research and development, preclinical studies, clinical trials, and, ultimately, commercialization of our products. Long-term disruptions in the infrastructure caused by events, such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism or other "acts of God," particularly involving cities in which we have offices, manufacturing or clinical trial sites, could adversely affect our businesses. Although we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, our coverage might not respond or be adequate to compensate us for all losses that may occur. Any natural disaster or catastrophic event affecting us, our CMOs, our CROs, regulatory agencies, or other parties with which we are engaged could have a significant negative impact on our operations and financial performance.

Our internal computer systems, or those used by our CROs, CMOs, or other contractors or consultants, may fail or suffer security breaches.

              Despite the implementation of security measures, our internal computer systems and those of our CROs, CMOs, and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of our preclinical data and clinical trial data from preclinical studies or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties for the manufacture of our product candidates and expect to rely on third parties to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Risks Related to this Offering, Ownership of Our Common Stock, and Our Status as a Public Company

An active trading market for our common stock may not develop.

              Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

              The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma as adjusted net tangible book value per share as of March 31, 2020, after giving effect to this offering, and the assumed initial public offering price. To the extent outstanding options are exercised, you will incur further dilution.

If securities analysts do not publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about our business or if they publish negative evaluations of our stock, the price and trading volume of our stock could decline.

              The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or publish inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price and trading volume to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

              Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

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  results of or developments in preclinical studies and clinical trials of our product candidates or those of our competitors or potential collaborators;

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  timing of the results of our preclinical studies and clinical trials or those of our competitors;

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  our success in commercializing any product candidates, if and when approved;

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  the success of competitive products or technologies;

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  regulatory or legal developments in the United States and other countries;

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  developments or disputes concerning patent applications, issued patents, or other intellectual property or proprietary rights;

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  the recruitment or departure of key personnel;

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  the level of expenses related to our product candidates;

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  the results of our efforts to discover, develop, acquire, or in-license products, product candidates, technologies, or data referencing rights, the costs of commercializing any such products, and the costs of development of any such product candidates or technologies;

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  actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

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  variations in our financial results or the financial results of companies that are perceived to be similar to us;

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  sales of common stock by us, our executive officers, directors, or principal stockholders, or others;

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  changes in the structure of healthcare payment systems;

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  market conditions in the biopharmaceutical and biotechnology sectors;

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  general economic, industry, and market conditions; and

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  the other factors described in this "Risk Factors" section.

              In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management's attention and resources.

After this offering, our executive officers, directors, and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

              Upon the closing of this offering, based on the number of shares outstanding as of March 31, 2020, our executive officers and directors and our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately        % of our common stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these stockholders, if they choose to act together, would control the election of directors and approval of any merger, consolidation, or sale of all or substantially all of our assets.

              This concentration of ownership control may:

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  delay, defer, or prevent a change in control;

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  entrench our management and board of directors; or

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  delay or prevent a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

              Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

              We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

              Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have            shares of common stock outstanding, based on the number of shares outstanding as of , 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining            shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering as described in the section of this prospectus titled "Shares Eligible for Future Sale." The representatives of the underwriters may release some or all of the shares of common stock subject to lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market.

              Moreover, beginning 180 days after the completion of this offering, holders of an aggregate of            shares of our common stock will have rights, along with holders of an additional shares of our common stock issuable upon exercise of outstanding options, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Shares Eligible for Future Sale" section of this prospectus.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

              We are an "emerging growth company," or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may remain an EGC until the end of 2025, although if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the year in which such event occurs. We also would cease to be an EGC if we issue more than $1.0 billion of non-convertible debt over a three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

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  being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  reduced disclosure obligations regarding executive compensation;

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  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

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  an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor's report on the financial statements.

              We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an EGC.

              In addition, the JOBS Act permits an EGC to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either irrevocably elect to "opt out" of such extended transition period or no longer qualify as an EGC. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

              We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

              As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control, and financial reporting requirements and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

              We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

              Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in our second annual report due to be filed with the SEC after becoming a public company, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

              Effective internal control over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of our stock.

              We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an EGC for up to five years. Our assessment of internal controls and procedures may not detect material weaknesses in our internal control over financial reporting. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

              Upon completion of this offering, we will become subject to certain reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Comprehensive tax reform legislation passed in 2017 could adversely affect our business and financial condition.

              On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, or the Tax Act, which significantly reformed the U.S. Internal Revenue Code of 1986, as amended, or the Code. The Tax Act, among other things, contains significant changes to corporate taxation, including reducing the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limiting the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), limiting the deduction for net operating losses, or NOLs, arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, eliminating U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Act remains uncertain and our business and financial condition could be adversely affected. In addition, how various states will respond to the Tax Act continues to be uncertain. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. This prospectus does not discuss any such tax legislation or the manner in which it might affect us or investors in or holders of our common stock. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to Tax Act and the potential tax consequences of investing in or holding our common stock.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

              We have incurred substantial losses since inception and do not expect to become profitable in the near future, if ever. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any. As of December 31, 2019, we had federal NOL carryforwards of $28.1 million, which may be available to offset future taxable income, of which $0.4 million begin to expire in 2036, while the remaining $27.7 million do not expire but are limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2019, we had state NOL carryforwards of $28.0 million, which may be available to offset future taxable income and expire at various dates beginning in 2036. Under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, the Tax Act limits the use of NOLs to 80% of annual taxable income in respect of NOLs generated during or after 2018. Furthermore, any federal NOLs incurred in 2018 and in future years may be carried forward indefinitely, but NOL carrybacks have been eliminated. At the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could negatively impact our future cash flows.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current directors and members of management.

              Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay, or prevent a merger, acquisition, or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

  •
  establish a classified board of directors such that only one of three classes of directors is elected each year;

  •
  allow the authorized number of our directors to be changed only by resolution of our board of directors;

  •
  limit the manner in which stockholders can remove directors from our board of directors;

  •
  establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

  •
  limit who may call stockholder meetings;

  •
  authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

  •
  require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

              Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our certificate of incorporation that will become effective upon the closing of this offering designates the state courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against the company and our directors, officers, and employees.

              Our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of proceedings:

  •
  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or stockholders to our company or our stockholders;

  •
  any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

  •
  any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine.

              These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction.

              These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

              This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "target," "will," "would," or the negative of these words or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

              The forward-looking statements in this prospectus include, among other things, statements about:

  •
  the initiation, timing, progress, and results of our current and future preclinical studies and clinical trials and our research and development programs, including our expectation that we will submit an IND for AK-OTOF for OTOF-mediated hearing loss to the FDA in            and to report preliminary clinical data in             ;

  •
  our estimates regarding expenses, future revenue, capital requirements, need for additional financing, and the period over which we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements;

  •
  our plans to develop and, if approved, subsequently commercialize our product candidates;

  •
  the timing of and our ability to submit applications for, and obtain and maintain regulatory approvals for, our product candidates;

  •
  our expectations regarding our regulatory strategy;

  •
  our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and proceeds from this offering;

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  the potential advantages of our product candidates;

  •
  the rate and degree of market acceptance and clinical utility of our product candidates;

  •
  our estimates regarding the potential addressable patient population for our product candidates;

  •
  our commercialization, marketing and manufacturing capabilities and strategy;

  •
  our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

  •
  our intellectual property position;

  •
  our ability to identify additional products, product candidates, or technologies with significant commercial potential that are consistent with our commercial objectives;

  •
  our expectations related to the use of proceeds from this offering;

  •
  the impact of government laws and regulations;

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  our competitive position and expectations regarding developments and projections relating to our competitors and any competing therapies that are or become available;

  •
  developments and expectations regarding developments and projections relating to our competitors and our industry;

  •
  the impact of the COVID-19 pandemic on our business, results of operations, and financial condition;

  •
  our ability to maintain and establish collaborations or obtain additional funding; and

  •
  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

              We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a competitive and rapidly changing environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures, or investments we may make or enter into.

              You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

              In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

              This prospectus includes statistical and other industry and market data that we obtained from independent industry publications and research, surveys, and studies conducted by independent third parties as well as our own estimates of potential addressable patient populations. The market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential addressable patient population for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect the addressable patient population. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

 USE OF PROCEEDS

              We estimate that the net proceeds to us from our issuance and sale of            shares of our common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds to us will be approximately $             million.

              Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the net proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

              As of March 31, 2020, we had cash and cash equivalents of $120.2 million. We currently estimate that we will use the net proceeds to us from this offering, together with our existing cash and cash equivalents, as follows:

  •
  approximately $             million to advance the clinical development of AK-OTOF for the treatment of OTOF-mediated hearing loss through                                    ;

  •
  approximately $             million to initiate clinical development of our additional product candidates, anti-VEGF, CLRN1, and GJB2;

  •
  approximately $             million to continue preclinical development of our other product candidates and development programs, including our autosomal dominant hearing disorder and our hair cell regeneration programs;

  •
  approximately $             million to establish internal manufacturing capabilities of 250-liter capacity; and

  •
  the remainder for working capital and other general corporate purposes.

              Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we anticipate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through            . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements, or any combination thereof.

              The expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We believe opportunities may exist from time to time to expand our current business through acquisitions of complementary companies, products or technologies. While we have no current agreements, commitments, or understandings for any specific acquisitions at this time, we may use a portion of the net proceeds for these purposes. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the initiation of, status of, and results from preclinical studies and clinical trials, the timing of regulatory submissions and the outcome of regulatory review, as well as any collaborations that we may enter into with third parties for our product candidates or otherwise, and any unforeseen cash needs. Our management will retain broad discretion over the allocation of the net proceeds from this offering.

              Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

 DIVIDEND POLICY

              We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

 CAPITALIZATION

              The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of common stock upon the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation; and

  •
  on a pro forma as adjusted basis to give further effect to our issuance and sale of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

              You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

	As of March 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$120,173	$120,173	$

Convertible preferred stock (Series Seed, Seed 1, A, and B), $0.0001 par value; 399,748,228 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$163,527	$—	$

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 520,000,000 shares authorized, 21,300,311 shares issued and outstanding, actual; shares authorized, 421,048,539 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2	42
Additional paid-in capital	451	163,938
Accumulated deficit	(43,564)	(43,564)

Total stockholders' equity (deficit)	(43,111)	120,416

Total capitalization	$120,416	$120,416	$

              The pro forma as adjusted information above is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of

cash and cash equivalents, additional paid-in capital, total stockholders' equity, and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity, and total capitalization by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

              The table above is based on 21,300,311 shares of common stock outstanding as of March 31, 2020, and excludes:

  •
  23,990,555 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2020 under our 2016 Plan, at a weighted-average exercise price of $0.10 per share (which does not include options to purchase an aggregate of 29,997,500 shares of common stock, at an exercise price of $0.35 per share, that were granted subsequent to March 31, 2020); and

  •
              and            additional shares of common stock that will become available for future issuance under our 2020 Plan (which includes            shares of our common stock available for future issuance under our 2016 Plan that will become available for issuance under our 2020 Plan upon its effectiveness) and our 2020 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

 DILUTION

              If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

              Our historical net tangible book value (deficit) as of March 31, 2020 was $(44.5) million, or $(2.09) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders' equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 21,300,311 shares of common stock outstanding as of March 31, 2020.

              Our pro forma net tangible book value as of March 31, 2020 was $119.0 million, or $0.28 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2020, after giving effect to the pro forma adjustment described above.

              After giving further effect to our issuance and sale of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $             million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $            to existing stockholders and immediate dilution of $            in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2020	$(2.09)
Increase per share attributable to the automatic conversion of preferred stock into common stock upon the closing of this offering	2.37

Pro forma net tangible book value per share as of March 31, 2020	0.28
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing common stock in this offering		$

              The dilution information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $            and dilution per share to new investors purchasing common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $            and decrease the dilution per share to new investors purchasing common stock in this offering by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $            and increase the dilution per share to new investors purchasing common stock in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

              If the underwriters exercise in full their option to purchase additional shares of our common stock, our pro forma as adjusted net tangible book value per share after this offering would be $            , representing an immediate increase in pro forma as adjusted net tangible book value per share of $            to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $            to new investors purchasing common stock in this offering, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

              The following table summarizes, as of March 31, 2020, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration and the average price per share (1) paid by existing stockholders and (2) to be paid by new investors in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration
								Average Price Per Share
	Number	Percentage		Amount		Percentage
Existing stockholders	421,048,539		%		$162,935,852		%		$0.39
Investors participating in this offering								$

Total		100.0%		$		100.0%

              The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares of our common stock, the number of shares of our common stock held by existing stockholders would be reduced to        % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to        % of the total number of shares of our common stock outstanding after this offering.

              The tables and discussion above are based on 21,300,311 shares of our common stock outstanding as of March 31, 2020, and excludes:

  •
  23,990,555 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2020 under our 2016 Plan, at a weighted-average exercise price of $0.10 per share (which does not include options to purchase an aggregate of 29,997,500 shares of common stock, at an exercise price of $0.35 per share, that were granted subsequent to March 31, 2020); and

  •
              and            additional shares of common stock that will become available for future issuance under our 2020 Plan (which includes            shares of our common stock available for future issuance under our 2016 Plan that will become available for issuance under our 2020 Plan upon its effectiveness) and our 2020 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

              To the extent that outstanding stock options are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to our stockholders, including investors purchasing common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders, including investors purchasing common stock in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

              You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$5,644	$20,473	$3,143	$8,034
General and administrative	1,776	3,410	631	2,504

Total operating expenses	7,420	23,883	3,774	10,538

Loss from operations	(7,420)	(23,883)	(3,774)	(10,538)

Other income (expense):
Change in fair value of preferred stock tranche liability	1,040	(2,260)	(2,260)	—
Interest income	289	413	128	100
Other income (expense), net	78	(11)	(3)	(2)

Total other income (expense), net	1,407	(1,858)	(2,135)	98

Net loss	$(6,013)	$(25,741)	$(5,909)	$(10,440)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.61)	$(2.02)	$(0.51)	$(0.70)

Weighted-average common shares outstanding, basic and diluted(1)	9,866	12,767	11,591	14,924

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.17)		$(0.04)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)		135,596		273,561

(1)
See Note 13 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and basic and unaudited diluted pro forma net loss per share attributable to common stockholders.

	As of December 31,
			As of March 31, 2020
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,023	$25,078	$120,173
Working capital(1)	18,407	20,197	112,479
Total assets	25,778	45,162	142,156
Capital or finance lease obligations	533	435	374
Preferred stock tranche liability	3,767	—	—
Convertible preferred stock	27,647	58,690	163,527
Total stockholders' deficit	(7,229)	(32,801)	(43,111)

(1)
We define working capital as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis of our financial condition and results of operations together with the "Selected Consolidated Financial Data" section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

              We are a precision genetic medicine company dedicated to our mission of developing gene therapies with the potential to restore, improve, and preserve high-acuity physiologic hearing for people worldwide who live with disabling hearing loss. We have built a precision genetic medicine platform that incorporates a proprietary vector library of a small virus commonly used in gene therapy, known as adeno-associated virus, or AAV, and a novel delivery approach. We are executing on our core strategic initiatives, which include the advancement of our lead product candidate, AK-OTOF, expansion of our pipeline, and development of internal manufacturing capabilities and, ultimately, a commercial infrastructure. Our aim is to leverage our capabilities to become a fully integrated biotechnology company. We believe our platform and our team together provide a unique advantage to efficiently develop potential genetic medicines for a variety of inner ear disorders.

              Since our inception, we have focused substantially all of our resources on organizing and staffing our company, business planning, raising capital, conducting research and development activities, filing and prosecuting patent applications, identifying potential product candidates, soliciting input from regulators regarding development of these product candidates, and undertaking preclinical studies. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from sales of preferred stock (including borrowings under convertible promissory notes, which converted into preferred stock in 2017). Through March 31, 2020, we had received gross proceeds of $162.7 million from sales of our preferred stock. Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our product candidates.

              We reported net losses of $6.0 million and $25.7 million for the years ended December 31, 2018 and 2019, respectively, and $10.4 million for the three months ended March 31, 2020. As of March 31, 2020, we had an accumulated deficit of $43.6 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:

  •
  submit an investigational new drug application, or IND, and initiate a planned Phase 1/2 clinical trial of our lead product candidate, AK-OTOF, for the treatment of hearing loss due to mutations in the OTOF gene;

  •
  continue our current research programs and our preclinical development of product candidates from our current research programs;

  •
  advance additional product candidates into preclinical and clinical development;

  •
  plan and build a current good manufacturing practice manufacturing facility;

  •
  expand the capabilities of our genetic medicine platform;

  •
  expand our facilities;

  •
  seek marketing approvals for any product candidates that successfully complete clinical trials;

  •
  ultimately establish a sales, marketing, and distribution infrastructure; scale up manufacturing capabilities; and commercialize any products for which we may obtain marketing approval;

  •
  expand, maintain, and protect our intellectual property portfolio;

  •
  hire additional clinical, regulatory, and scientific personnel; and

  •
  add operational, legal, compliance, financial, and management information systems and personnel, including personnel to support our research, product development, and future commercialization efforts and support our operations as a public company.

              We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, and distribution. Further, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

              As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, licensing arrangements, and strategic alliances. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates.

              Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

              The COVID-19 pandemic, which began in December 2019 and has spread worldwide, may affect our ability to initiate and complete preclinical studies, delay the initiation of our planned clinical trial or future clinical trials, disrupt regulatory activities, or have other adverse effects on our business, results of operations, and financial condition. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on our business and operations and our ability to raise additional funds to support our operations.

              We are monitoring the potential impact of the COVID-19 pandemic on our business and financial statements. To date, we have not experienced material business disruptions, including at our contract manufacturing organizations, or CMOs, or contract research organizations, or CROs, and we have not incurred impairment losses in the carrying values of our assets as a result of the pandemic. We are following, and will continue to follow, recommendations from the U.S. Centers for Disease Control and Prevention as well as federal, state, and local governments regarding working-from-home practices for non-essential employees. As a result, we have modified our business practices, including implementing a work-from-home policy for all employees who are able to perform their duties remotely and restricting all non-essential travel, and we expect to continue to take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and other business partners in light of the pandemic.

              We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business, and it has the potential to adversely affect our business, financial condition, results of operations, and prospects.

Components of Our Results of Operations

Revenue

              To date, we have not generated any revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products for the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval or collaboration or license agreements with third parties, we may generate revenue in the future from product sales, payments from collaboration or license agreements that we may enter into with third parties, or any combination thereof.

Operating Expenses

Research and Development Expenses

              Research and development expenses consist of costs incurred for our research activities, including our discovery efforts, and the development of our programs. These expenses include:

  •
  employee-related expenses, including salaries, related benefits, and stock-based compensation expense for employees engaged in research and development functions;

  •
  expenses incurred in connection with the preclinical development of our product candidates and research programs, including under agreements with third parties, such as consultants, contractors, and CROs;

  •
  the cost of developing and scaling our manufacturing process and manufacturing drug products for use in our research and preclinical studies, including under agreements with third parties, such as consultants, contractors, and CMOs;

  •
  laboratory supplies and research materials;

  •
  facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance; and

  •
  payments made under third-party licensing agreements.

              We expense research and development costs as incurred. Non-refundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

              Our direct external research and development expenses are tracked on a program-by-program basis, including our early-stage programs, and consist of costs that include fees, reimbursed materials, and other costs paid to consultants, contractors, CMOs, and CROs in connection with our preclinical and manufacturing activities. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform and, as such, are not separately classified.

              Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future. In particular, we expect that the research and development expenses of our AK-OTOF program will increase substantially in the near term related to our plans to submit an IND for AK-OTOF for OTOF-mediated hearing loss to the FDA in                        , and initiate a planned Phase 1/2 clinical trial of AK-OTOF thereafter. We also expect that the research and development expenses of our anti-VEGF, CLRN1, and GJB2 programs will increase in the near term as we initiate clinical development of those product candidates. At this time, we cannot accurately estimate or know the nature, timing, and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development, including the following:

  •
  the timing and progress of preclinical studies, including IND-enabling studies;

  •
  the number and scope of preclinical and clinical programs we decide to pursue;

  •
  raising additional funds necessary to complete clinical development of our product candidates;

  •
  the timing of filing and acceptance of INDs or comparable foreign applications that allow commencement of our planned clinical trial or future clinical trials for our product candidates;

  •
  the successful initiation, enrollment, and completion of clinical trials, including under current good clinical practices;

  •
  our ability to achieve positive results from our future clinical programs that support a finding of safety and effectiveness and an acceptable risk-benefit profile of our product candidates in the intended populations;

  •
  the availability of specialty raw materials for use in production of our product candidates;

  •
  our ability to establish arrangements through our own facilities or with third-party manufacturers for clinical supply;

  •
  our ability to establish new licensing or collaboration arrangements;

  •
  the receipt and related terms of regulatory approvals from the U.S. Food and Drug Administration and other applicable regulatory authorities;

  •
  our ability to establish and maintain patent, trademark, and trade secret protection or regulatory exclusivity for our product candidates;

  •
  our ability to procure intellectual property protection and regulatory exclusivity and enforce and defend our intellectual property rights and claims; and

  •
  our ability to maintain a continued acceptable safety, tolerability, and efficacy profile of our product candidates following approval.

              A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

              General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources, and other administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees paid for accounting, auditing, consulting, and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

              We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our programs and platform. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Change in Fair Value of Preferred Stock Tranche Liability

              Our Series A preferred stock purchase agreement obligated the Series A investors to participate in a subsequent offering of Series A preferred stock upon the achievement of specified development milestones by us or upon the vote of at least 55% of the holders of the Series A preferred stock, which we refer to as the preferred stock tranche right. The preferred stock tranche right was classified as a liability and initially recorded at fair value upon the issuance date of the right. The liability was subsequently remeasured to fair value at each reporting date until settled, and changes in fair value of the preferred stock tranche liability were recognized as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. In September 2019, pursuant to a vote of the holders of Series A preferred stock, the preferred stock tranche right was exercised, upon which we issued additional shares of Series A preferred stock. Immediately prior to the issuance of such shares, the preferred stock tranche right was remeasured to fair value for the last time with the change in fair value recognized as a component of other income (expense). Upon the issuance of the additional shares of preferred stock in September 2019, the preferred stock tranche liability was settled. As a result, we will no longer recognize changes in the fair value of the preferred stock tranche liability in our consolidated statements of operations and comprehensive loss.

Interest Income

              Interest income consists of interest earned on our invested cash balances. We expect our interest income will increase as we invest the cash received from the sale of Series B preferred stock in February 2020 and the net proceeds from this offering.

Other Income (Expense), Net

              Other income (expense), net includes interest expense related to a capital lease, which upon our adoption of the new lease standard as of January 1, 2019, we now refer to as a finance lease, and miscellaneous other income and expense unrelated to our core operations.

Income Taxes

              Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credit carryforwards will not be realized.

              As of December 31, 2019, we had federal net operating loss carryforwards of $28.1 million, which may be available to offset future taxable income, of which $0.4 million begin to expire in 2036, while the remaining $27.7 million do not expire but are limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2019, we had state net operating loss carryforwards of $28.0 million, which may be available to offset future taxable income and expire at various dates beginning in 2036. As of December 31, 2019, we also had federal and state research and development tax credit carryforwards of $1.2 million and $0.5 million, respectively, which may be available to reduce future tax liabilities and expire at various dates beginning in 2036 and 2033, respectively. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

Results of Operations

Comparison of the Three Months Ended March 31, 2019 and 2020

              The following table summarizes our results of operations for the three months ended March 31, 2019 and 2020:

	Three Months Ended March 31,
	2019	2020	Change
	(in thousands)
Operating expenses:
Research and development	$3,143	$8,034	$4,891
General and administrative	631	2,504	1,873

Total operating expenses	3,774	10,538	6,764

Loss from operations	(3,774)	(10,538)	(6,764)

Other income (expense):
Change in fair value of preferred stock tranche liability	(2,260)	—	2,260
Interest income	128	100	(28)
Other income (expense), net	(3)	(2)	1

Total other income (expense), net	(2,135)	98	2,233

Net loss	$(5,909)	$(10,440)	$(4,531)

Research and Development Expenses

	Three Months Ended March 31,
	2019	2020	Change
	(in thousands)
Direct research and development expenses by program:
AK-OTOF	$665	$1,766	$1,101
Other early-stage programs	181	633	452
Platform, research and discovery, and unallocated expenses:
Platform-related external costs	374	802	428
Personnel related (including stock-based compensation)	1,347	2,760	1,413
Facility related and other	576	2,073	1,497

Total research and development expenses	$3,143	$8,034	$4,891

              Research and development expenses were $3.1 million for the three months ended March 31, 2019, compared to $8.0 million for the three months ended March 31, 2020. The increase of $1.1 million in direct costs related to our AK-OTOF program was primarily due to the initiation of preclinical IND-enabling studies, for which there were no costs incurred during the three months ended March 31, 2019. The increase of $0.5 million in research and development expenses for our other early-stage programs was primarily due to advancement and initiation of new early-stage programs.

              The increase of $0.4 million in platform-related external costs was primarily due to increases in spending related to the development of our inner ear delivery approach and manufacturing processes as well as costs related to our initiation of a process of sponsoring and building The Sing Registry. The increase of $1.4 million in personnel-related costs was primarily due to increased headcount in our research and development function. Personnel-related costs included stock-based compensation expense of less than $0.1 million for the three months ended March 31, 2019 and $0.1 million for the three months ended March 31, 2020. The increase of $1.5 million in facility-related and other expenses was primarily due to an increase in facility costs and laboratory costs related to our new corporate headquarters, for which our lease commenced in May 2019, and our expanded discovery efforts.

General and Administrative Expenses

	Three Months Ended March 31,
	2019	2020	Change
	(in thousands)
Personnel related (including stock-based compensation)	$487	$1,336	$849
Professional and consultant fees	105	979	874
Facility related and other	39	189	150

Total general and administrative expenses	$631	$2,504	$1,873

              General and administrative expenses for the three months ended March 31, 2019 were $0.6 million, compared to $2.5 million for the three months ended March 31, 2020. Personnel-related costs increased by $0.8 million primarily as a result of the increase in headcount in our general and administrative function. Personnel-related costs included stock-based compensation expense of less than $0.1 million for the three months ended March 31, 2019 and $0.1 million for the three months ended March 31, 2020. Professional and consultant fees increased by $0.9 million primarily due to increased patent activities and increases in accounting, audit, and legal fees incurred as we prepare to operate as a public company. The increase in facility-related and other expenses of $0.2 million was primarily due to an increase in facility costs related to our new corporate headquarters, for which our lease commenced in May 2019.

Other Income (Expense)

              Change in Fair Value of Preferred Stock Tranche Liability.    The change in the fair value of the preferred stock tranche liability resulted in other expense of $2.3 million during the three months ended March 31, 2019 and was primarily due to an increase in the fair value of the underlying preferred stock during the period. Upon the issuance of the additional shares of preferred stock subject to the preferred stock tranche right in September 2019, the preferred stock tranche liability was settled. As a result, there was no preferred stock tranche right outstanding during the three months ended March 31, 2020.

              Interest Income.    Interest income was $0.1 million for each of the three months ended March 31, 2019 and 2020, consisting of interest earned on invested cash balances.

              Other Income (Expense), Net.    Interest expense was less than $0.1 million for each of the three months ended March 31, 2019 and 2020 and was related to our finance lease liabilities.

Comparison of the Years Ended December 31, 2018 and 2019

              The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
Operating expenses:
Research and development	$5,644	$20,473	$14,829
General and administrative	1,776	3,410	1,634

Total operating expenses	7,420	23,883	16,463

Loss from operations	(7,420)	(23,883)	(16,463)

Other income (expense):
Change in fair value of preferred stock tranche liability	1,040	(2,260)	(3,300)
Interest income	289	413	124
Other income (expense), net	78	(11)	(89)

Total other income (expense), net	1,407	(1,858)	(3,265)

Net loss	$(6,013)	$(25,741)	$(19,728)

Research and Development Expenses

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
Direct research and development expenses by program:
AK-OTOF	$1,240	$5,771	$4,531
Other early-stage programs	238	1,736	1,498
Platform, research and discovery, and unallocated expenses:
Platform-related external costs	977	2,085	1,108
Personnel related (including stock-based compensation)	2,279	6,876	4,597
Facility related and other	910	4,005	3,095

Total research and development expenses	$5,644	$20,473	$14,829

              Research and development expenses were $5.6 million for the year ended December 31, 2018, compared to $20.5 million for the year ended December 31, 2019. The increase of $4.5 million in direct costs related to our AK-OTOF program was primarily due to $4.7 million of contract manufacturing costs incurred for preclinical toxicology studies, partially offset by a decrease of $0.4 million in costs incurred for preclinical in vivo studies. The increase of $1.5 million in research and development expenses for our other early-stage programs was primarily due to advancement and initiation of new early-stage programs.

              The increase of $1.1 million in platform-related external costs was primarily due to increases in spending related to the development of our inner ear delivery approach and manufacturing processes as well as costs related to our initiation of a process of sponsoring and building The Sing Registry. The increase of $4.6 million in personnel-related costs was primarily due to increased headcount in our research and development function. Personnel-related costs included stock-based compensation expense of less than $0.1 million for the year ended December 31, 2018 and $0.1 million for the year ended December 31, 2019. The increase of $3.1 million in facility-related and other expenses was primarily due to an increase in facility costs and laboratory costs related to our new corporate headquarters, for which our lease commenced in May 2019, and our expanded discovery efforts.

General and Administrative Expenses

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
Personnel related (including stock-based compensation)	$1,223	$2,458	$1,235
Professional and consultant fees	387	556	169
Facility related and other	166	396	230

Total general and administrative expenses	$1,776	$3,410	$1,634

              General and administrative expenses for the year ended December 31, 2018 were $1.8 million, compared to $3.4 million for the year ended December 31, 2019. Personnel-related costs increased by $1.2 million primarily as a result of the increase in headcount in our general and administrative function. Personnel-related costs included stock-based compensation expense of less than $0.1 million for the year ended December 31, 2018 and $0.1 million for the year ended December 31, 2019. Professional and consultant fees increased by $0.2 million primarily due to increased patent activities. The increase in facility-related and other expenses of $0.2 million was primarily due to an increase in facility costs related to our new corporate headquarters, for which our lease commenced in May 2019.

Other Income (Expense)

              Change in Fair Value of Preferred Stock Tranche Liability.    The change in the fair value of the preferred stock tranche liability resulted in other income of $1.0 million during the year ended December 31, 2018, compared to other expense of $2.3 million during the year ended December 31, 2019. The change in fair value of the preferred stock tranche liability during 2018 was primarily due to a decrease in the estimated remaining term of the tranche right. The change in the fair value of the preferred stock tranche liability during 2019 was primarily due to an increase in the fair value of the underlying preferred stock during the year.

              Interest Income.    Interest income for the years ended December 31, 2018 and 2019 was $0.3 million and $0.4 million, respectively, consisting of interest earned on invested cash balances.

              Other Income (Expense), Net.    Interest expense was less than $0.1 million for each of the years ended December 31, 2018 and 2019 and was related to capital or finance lease liabilities. Other income (expense), net for the year ended December 31, 2018 also included income of $0.1 million related to funding from a government contract that reimbursed us for certain allowable costs for funded projects. This contract was completed in 2018, and, therefore, we did not receive any similar funding during the year ended December 31, 2019.

Liquidity and Capital Resources

              Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. To date, we have funded our operations with proceeds from sales of preferred stock (including borrowings under convertible promissory notes, which converted into preferred stock in 2017). Through March 31, 2020, we had received gross proceeds of $162.7 million from sales of our preferred stock. As of March 31, 2020, we had cash and cash equivalents of $120.2 million.

Cash Flows

              The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Cash used in operating activities	$(6,735)	$(19,510)	$(3,042)	$(8,577)
Cash used in investing activities	(532)	(3,440)	(169)	(1,032)
Cash provided by (used in) financing activities	24,847	25,005	(12)	104,704

Net increase (decrease) in cash, cash equivalents, and restricted cash	$17,580	$2,055	$(3,223)	$95,095

Operating Activities

              During the three months ended March 31, 2020, operating activities used $8.6 million of cash, primarily resulting from our net loss of $10.4 million, partially offset by non-cash charges of $0.6 million and net cash provided by changes in our operating assets and liabilities of $1.2 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2020 consisted primarily of a $1.1 million increase in accounts payable and accrued expenses and other current liabilities.

              During the three months ended March 31, 2019, operating activities used $3.0 million of cash, primarily resulting from our net loss of $5.9 million, partially offset by non-cash charges of $2.3 million and net cash provided by changes in our operating assets and liabilities of $0.5 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2019 consisted primarily of a $0.5 million net increase in accounts payable and accrued expenses and other current liabilities.

              During the year ended December 31, 2019, operating activities used $19.5 million of cash, primarily resulting from our net loss of $25.7 million, partially offset by non-cash charges of $3.1 million and net cash provided by changes in our operating assets and liabilities of $3.1 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of a net $3.2 million increase in accounts payable and accrued expenses and other current liabilities and a $0.7 million increase in operating lease liabilities, both partially offset by a $0.7 million increase in prepaid expenses and other current assets.

              During the year ended December 31, 2018, operating activities used $6.7 million of cash, primarily resulting from our net loss of $6.0 million and net non-cash income of $1.0 million, partially offset by net cash provided by changes in our operating assets and liabilities of $0.2 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2018 consisted primarily of a $0.5 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $0.3 million increase in prepaid expenses and other current assets.

              Changes in accounts payable, accrued expenses and other current liabilities, and prepaid expenses and other current assets in all periods were generally due to growth in our business, the advancement of our research programs, and the timing of vendor invoicing and payments.

Investing Activities

              During the three months ended March 31, 2020 and 2019, net cash used in investing activities was $1.0 million and $0.2 million, respectively, due to purchases of property and equipment. The purchases of property and equipment during the three months ended March 31, 2020 were related to laboratory equipment purchases and leasehold improvements for our new corporate headquarters, which we moved into in 2019.

              During the years ended December 31, 2019 and 2018, net cash used in investing activities was $3.4 million and $0.5 million, respectively, due to purchases of property and equipment. The purchases of property and equipment during the year ended December 31, 2019 were related to leasehold improvements and furniture and fixture purchases for our new corporate headquarters, which we moved into in 2019.

Financing Activities

              During the three months ended March 31, 2020, net cash provided by financing activities was $104.7 million, consisting primarily of net proceeds from the issuance of our Series B preferred stock.

              Cash provided by financing activities during the three months ended March 31, 2019 was less than $0.1 million.

              During the years ended December 31, 2019 and 2018, net cash provided by financing activities was $25.0 million and $24.8 million, respectively, consisting primarily of net proceeds from the issuance of our Series A preferred stock.

Funding Requirements

              We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and studies and initiate clinical trials for our product candidates in development. The timing and amount of our funding requirements will depend on many factors, including:

  •
  the progress, costs, and results of our planned Phase 1/2 clinical trial of AK-OTOF and any future clinical development of AK-OTOF;

  •
  the scope, progress, costs, and results of preclinical and clinical development for our other product candidates and development programs;

  •
  the number and development requirements of other product candidates that we pursue;

  •
  the costs, timing, and outcome of regulatory review of our product candidates;

  •
  the cost and timing of completion of commercial-scale manufacturing activities;

  •
  the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

  •
  the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which in turn depends on the sales price and the availability of coverage and adequate third-party reimbursement;

  •
  the costs of operating as a public company;

  •
  the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims;

  •
  the cash requirements of any future acquisitions or discovery of product candidates;

  •
  the extent to which we may acquire or in-license other product candidates and technologies; and

  •
  the severity, duration, and impact of the COVID-19 pandemic, which may adversely impact our business and planned Phase 1/2 clinical trial of AK-OTOF.

              We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                                    . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

              Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we raise additional funds through collaborations, licensing arrangements, or strategic alliances with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce, or terminate our research, product development, or future commercialization efforts, or grant rights to develop and market drugs that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

              The following table summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$20,674	$2,004	$4,837	$5,136	$8,697
Finance lease commitments(2)	442	253	189	—	—

Total	$21,116	$2,257	$5,026	$5,136	$8,697

(1)
Amounts in the table reflect payments due for our lease of office and laboratory space in Boston, Massachusetts under an operating lease agreement that expires in February 2028.

(2)
Amounts in the table reflect payments due for our lease of laboratory equipment under a finance lease agreement that expires in September 2021.

              We enter into contracts in the normal course of business with CROs, CMOs, and other third parties for preclinical research studies and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the preceding table as the amount and timing of such payments are not known.

              We have also entered into license agreements under which we are obligated to make specified milestone and royalty payments. We have not included future payments under these agreements in the table of contractual obligations above since the payment obligations under these agreements are contingent upon future events, such as our achievement of specified development, regulatory, and sales milestones, or generating product sales. As of December 31, 2019, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. For additional information, see "Business—Intellectual Property—Licensed Intellectual Property" and Note 10 to our consolidated financial statements appearing elsewhere in this prospectus.

Critical Accounting Policies and Significant Judgments and Estimates

              Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

              While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

              As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. At each period end, we corroborate the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include those related to fees paid to:

  •
  vendors in connection with discovery and preclinical development activities;

  •
  CROs in connection with preclinical studies and testing; and

  •
  CMOs in connection with the process development and scale up activities and the production of materials.

              We record the expense and accrual related to contract research and manufacturing based on our estimates of the services received and efforts expended considering a number of factors, including our knowledge of the progress towards completion of the research, development, and manufacturing activities; invoicing to date under contracts; communication from the CROs, CMOs, and other companies of any actual costs incurred during the period that have not yet been invoiced; and the costs included in the contracts and purchase orders. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

              We measure all stock-based awards granted to employees, non-employees, and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options or the difference, if any, between the purchase price per share of the award and the fair value of our common stock for restricted stock awards. Compensation expense for employee awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for non-employee awards is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally the vesting period of the award. We use the straight-line method to record the expense of awards with only service-based vesting conditions. We have not issued any stock-based awards with performance-based or market-based vesting conditions.

              The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield.

Determination of Fair Value of Common Stock

              As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.04 per share as of July 17, 2018, $0.08 per share as of September 3, 2019, $0.11 per share as of September 30, 2019, $0.15 per share as of January 9, 2020, and $0.35 as of April 30, 2020. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

  •
  the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

  •
  the progress of our research and development programs, including the status and results of preclinical studies for our product candidates;

  •
  our stage of development and our business strategy;

  •
  external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

  •
  our financial position, including cash on hand, and our historical and forecasted performance and operating results;

  •
  the lack of an active public market for our common stock and our preferred stock;

  •
  the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

  •
  the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

              The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

              Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

              The following table summarizes by grant date the number of shares subject to options granted between January 1, 2019 and May 15, 2020, the per share exercise price of the options, the per share fair value of our common stock on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options
March 28, 2019	440,000	$0.04	$0.04	$0.03
June 21, 2019	235,000	$0.04	$0.04	$0.03
September 6, 2019	2,516,000	$0.08	$0.08	$0.06
October 18, 2019	11,871,221	$0.11	$0.11	$0.08
January 23, 2020	4,545,000	$0.15	$0.15	$0.11
May 12, 2020	29,997,500	$0.35	$0.35	$0.26

Valuation of Preferred Stock Tranche Liability

              Our Series A preferred stock purchase agreement obligated the Series A investors to participate in a subsequent offering of Series A preferred stock upon the achievement of specified development milestones by us or upon the vote of at least 55% of the holders of Series A preferred stock, which we refer to as the preferred stock tranche right. We determined that the preferred stock tranche right was required to be recorded as a liability because it was a freestanding financial instrument that would require us to transfer assets upon exercise of the right. The preferred stock tranche right met the definition of a freestanding financial instrument because it was legally detachable and separately exercisable from the Series A preferred stock. The preferred stock tranche right was classified as a liability and initially recorded at fair value upon the issuance date of the right. The liability was subsequently remeasured to fair value at each reporting date until settled, and changes in the fair value of the preferred stock tranche liability were recognized as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. In September 2019, pursuant to a vote of the holders of Series A preferred stock, the preferred stock tranche right was exercised, upon which we issued additional shares of Series A preferred stock. Immediately prior to the issuance of such shares, the preferred stock tranche right was remeasured to fair value for the last time with the change in fair value recognized as a component of other income (expense). Upon the issuance of the additional shares of preferred stock in September 2019, the preferred stock tranche liability was settled, resulting in a reclassification of the $6.0 million fair value of the preferred stock tranche liability at that time to the carrying value of the Series A preferred stock.

              We utilized the Black-Scholes option-pricing model, which incorporated assumptions and estimates, to value the preferred stock tranche liability prior to its settlement. Estimates and assumptions impacting the fair value measurement included the fair value per share of the underlying

Series A preferred stock, the expected term of the preferred stock tranche right, risk-free interest rate, expected dividend yield, and expected volatility of the price of the underlying preferred stock. The most significant assumptions in the Black-Scholes option-pricing model impacting the fair value of the preferred stock tranche right were the fair value of the Series A preferred stock as of each remeasurement date and the estimated remaining term of the tranche right as of each remeasurement date. We determined the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of our preferred stock as well as additional factors that we deemed relevant. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. As of December 31, 2018 and September 25, 2019, the final measurement date of the preferred stock tranche right, the fair value of our Series A preferred stock was $0.27 per share and $0.41 per share, respectively. We historically have been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimated our expected stock volatility based on the historical volatility of a representative group of public companies in the biopharmaceutical industry for the expected terms. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected term of the preferred stock tranche right. We estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.

Off-Balance Sheet Arrangements

              We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

              A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Emerging Growth Company Status

              The Jumpstart Our Business Startups Act of 2012 permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Quantitative and Qualitative Disclosures about Market Risks

              As of December 31, 2019, we had cash and cash equivalents of $25.1 million, which consisted of cash and money market funds, and restricted cash of $1.3 million, which consisted of money market funds. As of March 31, 2020, we had cash and cash equivalents of $120.2 million, which consisted of cash and money market funds, and restricted cash of $1.3 million, which consisted of money market funds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in market interest rates would not have a material effect on the fair market value of our investment portfolio.

              We are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

              We do not believe that inflation has had a material effect on our business, financial condition, or results of operations during the years ended December 31, 2018 and 2019 or the three months ended March 31, 2019 and 2020.

BUSINESS

"Akouos," from the Greek verb akouo : to listen, to learn, to understand.

Overview

              We are a precision genetic medicine company dedicated to our mission of developing gene therapies with the potential to restore, improve, and preserve high-acuity physiologic hearing for people worldwide who live with disabling hearing loss. We have built a precision genetic medicine platform that incorporates a proprietary vector library consisting of variants of a small virus commonly used in gene therapy, known as adeno-associated virus, or AAV, and a novel delivery approach. We are executing on our core strategic initiatives, which include the advancement of our lead product candidate, AK-OTOF, expansion of our pipeline, and development of internal manufacturing capabilities and, ultimately, a commercial infrastructure. Our aim is to leverage our capabilities to become a fully integrated biotechnology company. We believe our platform and our team together provide a unique advantage to efficiently develop potential genetic medicines for a variety of inner ear disorders.

              Hearing loss is one of the world's largest unmet medical needs. Approximately 466 million people around the world, including 34 million children, live with disabling hearing loss, and a growing body of evidence suggests hearing loss can have a significant impact on cognitive development, psychiatric health, and healthy aging. We estimate that AK-OTOF has a potential addressable population of up to approximately 7,000 individuals, which is a subset of the total population of individuals with hearing loss due to mutations in the otoferlin, or OTOF, gene in the United States and European Union in the aggregate. Recent advances in genetic medicine have created the possibility of addressing the root cause of disorders that have a genetic basis. Serious disorders that previously had no pharmacologic treatments and, in some cases, insufficient non-pharmacologic treatments now have the potential to be addressed with one-time gene therapy administrations, including potential gene editing therapies, that can restore critical function to the eye, the spinal cord, the brain, and other organs. Despite these advances, we believe genetic medicine development for hearing disorders has been hindered by the unique anatomical delivery challenges of the inner ear. To overcome these challenges, our team has combined a proprietary vector library of synthetic AAVs that recreates the evolutionary lineage of current naturally occurring viruses, known as ancestral AAV, or AAVAnc, and a novel, minimally invasive delivery approach that allows us to utilize AAV-enabled multimodal capabilities, including viral delivery to the target cell population where the full-length transgene is split into two vectors, known as a dual vector method.

              Our focused candidate selection criteria allow us to identify promising targets covering a range of inner ear cell types, including sensory hair cell and non-sensory supporting cells, to treat a broad range of inner ear disorders. We seek programs that have clinically well-established, objective, and quantifiable endpoints that can be incorporated in translatable preclinical models during development, which we believe may provide drug development advantages, including the potential for more rapid clinical development. Additionally, given the epidemiology and severity of the disorders we are initially targeting, available regulatory pathways such as orphan drug designation and expedited pathways for serious conditions may provide the potential for more rapid regulatory approval. Our clinical development plan includes measurement of the auditory brainstem response, or ABR, an objective, clinically accepted endpoint, which we believe provides both clinical and regulatory advantages.

              We have generated promising preclinical data for our lead product candidate, AK-OTOF, a gene therapy for the treatment of hearing loss due to mutations in the OTOF gene. The OTOF gene encodes otoferlin, a protein that enables the sensory cells of the ear to release neurotransmitter vesicles in response to stimulation by sound to activate auditory neurons. The auditory neurons then carry electronically encoded acoustic information to the brain, which allows us to hear. We aim to restore otoferlin expression through targeted delivery of a proprietary AAVAnc, known as AAVAnc80, containing the OTOF gene to individuals with OTOF-mediated hearing loss. We have selected AAVAnc80 from the larger AAVAnc vector library based on its high observed transduction efficiency in inner hair cells. Affected individuals are typically born deaf, which is confirmed through ABR testing, a commonly used measure of hearing loss. Based on feedback from the U.S. Food and Drug Administration, or FDA, we are designing our Phase 1/2 trial to include ABR as an efficacy endpoint. We believe that this will enable us to quickly determine a clinical response and potentially result in rapid advancement towards a pivotal trial. There are no pharmacologic therapies currently approved for the treatment or management of OTOF-mediated hearing loss, or any other form of sensorineural hearing loss. We believe our product candidate has the potential to restore physiologic hearing and provide long-lasting benefits to these individuals and their families. We plan to submit an investigational new drug application, or IND, for AK-OTOF for OTOF-mediated hearing loss to the FDA in                         , and we expect to report preliminary clinical data in                        .

              In addition to AK-OTOF, our diversified portfolio of product candidates and development programs has been selected to leverage our platform across multiple inner ear disorders, starting with those resulting from mutations in a single gene, or monogenic forms of deafness and hearing loss, such as OTOF-mediated hearing loss, and building toward clinical development of genetic medicines for the most common forms of hearing loss, such as age-related and noise-induced hearing loss. Our most advanced pipeline programs address a range of inner ear cells and leverage different modalities. These programs include CLRN1 for Usher Type 3A, an autosomal recessive disorder characterized by progressive loss of both hearing and vision; GJB2 for a common form of monogenic deafness and hearing loss; and delivery of an anti-VEGF, an inhibitor of vascular endothelial growth factor, or VEGF, a protein that can cause abnormal blood vessel growth, for the treatment of vestibular schwannoma, a tumor of the auditory vestibular nerve.

              We believe that our focus on developing internal manufacturing capabilities provides a core competitive advantage. We are currently developing internal infrastructure to manufacture vectors for good laboratory practices, or GLP, toxicology studies, which we plan to have completed by                        . We are in the planning stages of building a current good manufacturing practice, or cGMP, manufacturing facility that we believe will have capability to process gene therapy batches to support activities through Phase 1/2 clinical trials for product candidates beyond AK-OTOF. We have partnered with Lonza Houston, Inc., or Lonza, for production of GLP and cGMP material for our lead product candidate, AK-OTOF. We have made, and will continue to make, significant investments to further optimize our manufacturing capabilities to cost-effectively produce high-quality AAV vectors. We believe that our manufacturing processes, methods, expertise, facilities, and scale will give us a significant advantage in the development and ultimately commercialization of our AAV product candidates.

              We have initiated a process of sponsoring and building The Sing Registry, an observational global research study focused on understanding the life-long impact of genetically caused sensorineural hearing loss. We have established an advisory board comprised of key opinion leaders to oversee The Sing Registry and have completed the first advisory board meeting. The Sing Registry protocol has been reviewed and approved by a central ethics committee. We expect that approximately ten sites will participate in The Sing Registry. We believe The Sing Registry will provide both us and the broader community a greater understanding of genetic sensorineural hearing loss and will guide our research and development efforts, enhance future trial design, and promote enrollment.

              We have assembled a world-class team with expertise in auditory anatomy and physiology, otopathology, human genetics, inner ear drug delivery, gene therapy and rare disease drug development, and commercialization. We believe that our promising preclinical data, scientific expertise, product development strategy, planned manufacturing capabilities, and robust intellectual property portfolio position us as a leader in the development of precision genetic medicines for inner ear disorders.

              Since our inception in 2016, we have raised $162.7 million in capital from premier venture capital funds, healthcare-dedicated funds, major mutual funds, and other leading investors that share our vision to build a highly innovative, fully integrated genetic medicines company. These funds include 5AM Ventures, New Enterprise Associates, Novartis Venture Fund, Partners Innovation Fund, RA Capital Management, and Sofinnova Investments, as well as Cormorant Asset Management, Cowen Healthcare Investments, EcoR1 Capital, Fidelity Management & Research Company, Pivotal bioVenture Partners, Polaris Founders Fund, Pagsgroup, Surveyor Capital (a Citadel company), Wu Capital, and other well-respected institutional investors.

Our Pipeline

              We have built our pipeline to serve our mission to restore, improve, and preserve high-acuity physiologic hearing for people worldwide who live with disabling hearing loss. Our diversified portfolio of product candidates and development programs has been selected to leverage our capabilities across multiple inner ear disorders, starting with monogenic deafness and building toward genetic medicines for the most common forms of hearing loss, such as age-related and noise-induced hearing loss. We have worldwide commercial rights to our entire pipeline.

Our Strategy

              Our goal is to transform the lives of deaf and hard-of-hearing individuals by restoring, improving, and preserving high-acuity physiologic hearing. We are a patient-focused organization engaged with and advocating on behalf of these individuals and their families. We intend to accomplish our goal by leveraging our inner ear precision genetic medicine platform and the expertise of our team to implement the following key elements of our strategy:

  •
  Rapidly advance our lead product candidate, AK-OTOF, into and through clinical development and regulatory approval.  We intend to advance our lead product candidate, AK-OTOF, into a Phase 1/2 clinical trial, subject to acceptance of an IND. Based on feedback from the FDA, we are designing our Phase 1/2 trial to include ABR as an objective efficacy endpoint. We believe that this will enable us to quickly determine a clinical response and potentially result in more rapid advancement towards a pivotal trial. We also plan to initiate a natural history study in individuals with OTOF-mediated hearing loss in                        , which we believe will help us determine the oldest age group that could be enrolled in our Phase 1/2 trial with a reasonable expectation for clinical improvement, and may also facilitate future interventional trial implementation and promote enrollment.

  •
  Transform the treatment of hearing loss with single-administration therapies that carry the potential for sustained hearing restoration, improvement, or preservation.  Utilizing our proprietary inner ear precision genetic medicine platform, we are designing, developing, and delivering genetic medicines in vivo, through a single administration directly to the inner ear. We have pioneered an approach and device designed to precisely deliver material into the inner ear and distribute it to reach selected target cells throughout the length of the cochlea, or the organ in the inner ear responsible for hearing. Based on the mechanism of hearing loss, the inner ear cell types involved, and the desired effect on the disease target, our precision genetic medicine platform allows us to choose a well-suited AAV-enabled modality such as introduction of genetic material through viral vectors, which we refer to as vector-mediated gene transfer, reduction in the expression of a gene, known as gene knockdown, or modification of a gene, known as gene editing, depending on the disorder. We believe the genetic medicines we are developing have the potential to create a new standard of care for the treatment of hearing loss, as well as to transform the lives of individuals with disabling hearing loss, and their families, by providing a meaningful alternative to the invasive and limited current non-pharmacologic treatments.

  •
  Continue to expand our pipeline and develop innovative potential therapies across a wide range of serious inner ear disorders.  We have leveraged our expertise, including the learnings from our lead program, to develop our existing pipeline, and intend to continue to apply this expertise to expand our pipeline. Our focused candidate selection criteria have allowed us to identify promising targets covering both a range of inner ear cell types, including sensory hair cell and non-sensory supporting cell targets, and to deliver secreted proteins to treat a broad range of inner ear disorders. Our relationships with leading academic institutions, as well as our planned initiation of The Sing Registry, are important components of our strategy for identifying additional product candidates and supporting future trial design and enrollment. We intend to have filed multiple INDs by the end of                        .

  •
  Continue to build internal manufacturing capabilities and set the manufacturing standard for inner ear genetic medicines.  We believe the quality, reliability, and scalability of our genetic medicine manufacturing approach will be a core competitive differentiator important to our long-term success. We anticipate having internal capabilities and infrastructure to generate material for IND-enabling GLP toxicology studies in                         and intend to be capable of internal cGMP manufacturing of material sufficient for our Phase 1/2 clinical trials for product candidates beyond AK-OTOF by                        . The transduction efficiency of our propriety vectors coupled with the small size of the inner ear suggests that we can achieve widespread transduction of target cells with smaller volumes and lower doses of vector, particularly in contrast to AAV gene therapies that have been developed to treat disorders that are systemic or present in larger organs. Accordingly, a single manufacturing run should be able to yield doses for a significant number of patients at a relatively low cost.

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  Establish a commercial infrastructure.  We hold worldwide development and commercialization rights to all programs in our pipeline. We have established relationships with specialists, academic investigators, and patient advocacy organizations throughout the hearing health ecosystem. At least 50 centers in the United States have otolaryngologists and neurotologists with the expertise to perform the surgical procedure we intend to use, initially in our planned Phase 1/2 clinical trial of AT-OKOF. We have already commenced outreach to some of these specialists to provide training on our approach. Given the well-defined and targeted nature of the otology field, if our product candidates receive marketing approval, we plan to establish a small specialty sales force in the United States and the European Union. These activities, combined with our manufacturing capabilities, will provide the basis for us to complete the establishment of a fully integrated genetic medicines company.

Our Strengths

              We believe our focus on the local delivery of precision genetic medicines for inner ear disorders supports more informed decision-making and better execution and will ultimately maximize our probability of success in pioneering the development of inner ear genetic medicines while providing a long-term competitive advantage. We believe our key strengths are:

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  Exclusive, differentiated focus on the inner ear, which is well suited to gene therapy.  We believe inner ear genetic medicine will emerge as a major treatment paradigm in the coming years. We believe genetic medicine using AAV vectors is a promising therapeutic approach for inner ear disorders because the inner ear is an enclosed compartment providing the opportunity for local, targeted delivery; it has reduced immune surveillance, including lower levels of existing neutralizing antibodies; the sensory cells within the inner ear are non-dividing, allowing for the possibility of durable expression following a single administration of AAV; and low volumes of vector are required given the small size of the targeted organ and the corresponding small number of target cells. Because inner ear biology is highly conserved across mammals, from mouse to human, the same objective, quantifiable, physiologic measures can be used in the translation of potential therapies from early research and development through clinical development.

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  Pioneering proprietary inner ear delivery capabilities.  We have developed proprietary inner ear delivery capabilities consisting of next-generation AAV capsids and a minimally invasive surgical administration procedure using a delivery device designed to enable safe, consistent application of genetic medicines in direct proximity to target cells of the inner ear. We believe these capabilities provide a core strategic advantage, including efficient targeting of inner ear cells across multiple preclinical animal models, which gives us a better understanding of translation from preclinical models to humans. As a result, we believe we will have better control over our product candidate development timelines and expanded possibilties for new programs and partnerships.

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  Broad portfolio of proprietary AAV vectors, including multi-vector technology.  We have selected the AAVAnc80 capsid for our lead product candidate and our initial pipeline programs based on its high transduction efficiency for many important target cells in the cochlea. We have observed the ability of AAVAnc80 to efficiently transduce these target cells in multiple non-human primate species, and we believe we have demonstrated the ability for AAVAnc80 to be manufactured at commercial scale. The high transduction efficiency of AAVAnc80, coupled with the small size of the inner ear, allows us to utilize a dual AAV vector approach to deliver transgenes that are too large to fit into a single AAV vector. The dual AAV vector approach expands the number of potentially addressable inner ear disorders, including OTOF-mediated hearing loss, the target of our lead program, AK-OTOF. Through our exclusive licenses, we have access to a broad portfolio of AAVAnc capsids, which we have begun to analyze, for treatment of other inner ear disorders. We believe this broad portfolio of proprietary AAVAnc capsids provides us with flexibility as we broaden our clinical portfolio, allowing us to optimize capsid selection for each given indication that meets our selection criteria.

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  Promising product candidate pipeline and disciplined selection criteria for development programs and promising product candidate pipeline.  We employ a disciplined and data-driven approach to select development candidates and expand our product candidate pipeline. Our selection criteria include: a consistent core focus on AAV genetic medicine for the inner ear; the suitability of the indication for gene transfer, gene knockdown, or gene editing; a clearly defined mechanism with supporting data from human genetics and promising in vivo data; clear endpoints with potential for rapid clinical read-out; and high unmet need and meaningful addressable patient population. We believe our selection approach will enable the efficient expansion of our pipeline, which will support our continued leadership in the field and maximize our impact on the broader hearing loss population.

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  A unique combination of expertise in otology, genetic medicine, and rare disease drug development.  We have integrated substantial know-how across disciplines, including early research and development, product candidate design, manufacturing, process development, assay development and validation, clinical trial design and execution, regulatory strategy and interactions, quality and compliance, and patient engagement and advocacy. Our founders and management team have over 100 years of combined inner ear research experience and over 120 years of combined genetic medicine and rare disease drug development experience. Members of our team also have directly relevant expertise in discovery research, AAV manufacturing and testing, and drug delivery to the ear, as well as in development of AAV genetic medicines, including the first FDA-approved AAV genetic medicine. We believe this expertise is a key element to building a fully integrated and industry-leading precision genetic medicine company with a unique focus on the inner ear.

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  Broad network.  We believe our strong relationships with various stakeholders in the hearing health ecosystem will support our product development and our potential for future commercial success. Our relationships with leading academic researchers allowing for the investigation of a wide range of inner ear gene targets, and generate initial in vivo proof of concept data across many indications that would not be possible using internal resources only. We believe our plans for The Sing Registry and our ongoing dialogue with multiple advocacy organizations will enable us to understand the true impact of various hearing disorders and will allow us to better design and enroll for clinical trials in the future. Together, we believe this broad network supports more effective decision-making at the program selection stage and more efficient product candidate development moving into and through clinical development.

Our Focus—Otology

Hearing Loss Overview

              Hearing loss is one of the world's largest unmet medical needs. Approximately 466 million people around the world, including 34 million children, live with disabling hearing loss. A growing body of evidence suggests hearing loss can have a significant impact on cognitive development, psychiatric health, and healthy aging. In a 2017 report, The World Health Organization estimated that the annual cost of unaddressed hearing loss is $770 billion globally, a figure that includes direct medical costs as well as indirect cost to families and society. In the United States, the direct cost to the healthcare system due to hearing loss is up to $12.8 billion annually, and this number fails to capture the considerable indirect societal costs. Early intervention has the potential to significantly improve the lives of affected individuals and their families as well as to reduce the significant economic impact of hearing loss. In addition, we estimate that AK-OTOF has a potential addressable population of up to approximately 7,000 individuals, which is a subset of the total population of individuals with hearing loss due to mutations in the OTOF gene in the United States and European Union in the aggregate.

              Hearing loss can occur from the interference or blockage of sound transmission in the ear canal or middle ear, referred to as conductive hearing loss. Hearing loss can also occur as a result of dysfunction of the cochlea or auditory nerve, which is referred to as sensorineural hearing loss and includes many forms of genetic hearing loss, age related hearing loss, and noise related hearing loss. Sensorineural hearing loss is the most prevalent form of hearing loss across all age groups. Our initial goal is to restore, improve, and preserve hearing for those with sensorineural hearing loss by targeting a known disorder-causing gene or pathway.

              Congenital hearing loss is hearing loss at birth, and it is one of the most prevalent chronic conditions in children. Approximately 80% of congenital hearing loss in the United States and Europe is sensorineural hearing loss due to genetic causes, which suggests that over 14,000 children are born with genetic sensorineural hearing loss every year in these regions. Approximately 75% of these genetic hearing loss cases are nonsyndromic, meaning hearing loss that is not associated with other signs or other symptoms of medical importance. The remaining individuals with genetic hearing loss have syndromic hearing loss, which means that in addition to hearing loss the individual has other symptoms of medical importance. More than 400 syndromes that include hearing loss have been identified, including Usher's Syndrome, the most common type of autosomal recessive syndromic hearing loss, which typically also results in disabling vision loss.

How We Hear

              Hearing is the physiologic process by which environmental sounds are converted to a stream of neurologic signals that are processed by the brain. The ear consists of the outer ear, the middle ear, and the inner ear, which includes the cochlea. Sound enters the ear through the external auditory canal of the outer ear, where it vibrates the tympanic membrane, or the ear drum. These sound vibrations are then relayed through the middle ear by a chain of three small bones called ossicles. The last of these bones, called the stapes, articulates with the cochlea at the oval window and passes sound energy into the cochlea. There are two openings from the middle ear into the inner ear, the round window membrane, or RWM, and the oval window. The cochlea contains a long, coiled, ribbon-like epithelial membrane that is suspended between two cochlear fluid compartments (shown in pink and blue in the left image below). Sensory cells called hair cells, arranged in a highly ordered fashion, sense the movement of fluid and convert the fluid waves into nerve impulses that are sent along the auditory nerve to the brain. As shown in the image on the right below, the cochlea contains a single row of inner hair cells and three rows of outer hair cells, along with a variety of non-sensory supporting cells, such as Pillar cells, Hensen's cells, inner border cells and Claudius cells. Neurotransmitter vesicles at the junction of the inner hair cells and the spiral ganglion neurons, which are surrounded by satellite glial cells, carry acoustic information to the brain.

Image of Middle and Inner Ear and Image of Close-up of Cochlea

              The mechanical, biochemical, and molecular properties of the hair cells vary systematically along the length of the coiled membrane of the cochlea such that it is more responsive to high frequency sounds at the base and to low frequency sounds at the apex.

              The human cochlea takes shape early in fetal development and is normally fully functional before birth. The cells that make up the cochlea do not divide post-development, and, as a result, the size of the cochlea (approximately 9mm × 5mm) remains unchanged from birth through adulthood.

              The intricate interplay of inner ear structures required for hearing can be disrupted by changes in the DNA that encodes essential proteins or that regulates their function. Millions of people worldwide have disabling hearing loss as a result of genetic mutations affecting any one of over 150 genes linked to cochlear dysfunction. There are more than 6,000 known variants across these genes that can result in cochlear pathology and hearing loss. Depending on the genes involved, various subpopulations of cells in the cochlea can be affected.

Diagnosing Hearing Loss

              A diagnosis of sensorineural hearing loss depends on the demonstration of reduced hearing sensitivity, or acuity, by auditory testing. Typically, sounds are played to an individual through headphones at different loudness levels and different frequencies. The frequency, or pitch, of tones at which hearing loss is assessed is measured in hertz, or Hz, and can be designated as:

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  Low, up to 500 Hz;

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  Middle, 501 to 2000 Hz;

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  High, 2001 to 8000 Hz; or

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  Ultrahigh, greater than 8000 Hz.

              The audiometric threshold is the quietest level at which the individual responds at each frequency. For individuals who are unable to respond to sound by raising their hand or speaking, ABR testing can be used to determine the audiometric threshold by indicating whether the inner ear and the brain pathways respond to sounds; in other words, ABR testing can determine the audiometric threshold without the need for a voluntary subject response. ABR is measured with electrodes that attach to the skin near the ear, and the electrodes are connected to a computer that records brain wave activity in response to sounds transmitted through earphones. In ABR testing, the audiometric threshold is the quietest level that can produce a brain wave.

              Hearing loss is measured in decibels, or dB, relative to normal hearing, with 0 dB hearing loss serving as the normative reference. Hearing acuity for children is classified as normal if audiometric thresholds are 25 dB hearing loss or less. Severity of hearing loss is graded as follows:

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  Mild: 26 to 40 dB hearing loss

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  Moderate: 41 to 55 dB hearing loss

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  Moderately Severe: 56 to 70 dB hearing loss, sometimes grouped with Moderate

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  Severe: 71 to 90 dB hearing loss

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  Profound: greater than 90 dB hearing loss

These hearing loss classification ranges are depicted in the audiogram below, which includes examples of speech and environmental sounds and shows an individual with Severe to Profound hearing loss that is bilateral, or appearing in both ears. The red circles and blue Xs represent hearing thresholds at given sound frequencies in the right and left ears, respectively. An individual with this audiogram would be unable to hear sounds at lower dB levels above the red circles and blue Xs.

              Children with Severe to Profound hearing loss cannot perceive typical speech sounds, depicted in the darker shaded area of the figure above and sometimes referred to as the speech banana, and are unlikely to develop verbal language. The American Academy of Pediatrics recognizes congenital hearing loss as a potential neurodevelopmental emergency that should be identified as early as possible in order to enable early intervention. Experience with pediatric cochlear implants, or CIs, has demonstrated that a child has a better chance to develop normal speech and language the earlier a child receives the implant. There appears to be a window of time during the development of the auditory cortex where the absence of auditory input results in failure to develop the synaptic and neuronal networks necessary for verbal language. As a result, with federal government support, every state in the United States has established an Early Hearing Detection and Intervention program.

              Today, 97% of newborns in the United States have their hearing screened, and most individuals with Severe to Profound congenital hearing loss in the United States are identified shortly after birth. Hospitals typically use either ABR or otoacoustic emission, or OAE, testing to identify hearing loss in newborns. ABR testing reflects how the cochlea, auditory nerve, and auditory pathways in the brain are working. OAE testing reflects whether outer hair cells in the cochlea respond to sound. These cells respond to sound by vibrating, and each vibration produces a very quiet sound that echoes back into the ear canal and can be measured with a microphone. In OAE testing, a small earphone containing speakers and a microphone is placed in the ear to play sounds into the ear and measure the sounds that come back. OAE testing is more sensitive to other middle ear problems than ABR but does not detect problems in the auditory nerve or brain pathways. ABR testing, on the other hand, provides direct evidence of an auditory signal that is transmitted from the cochlea to the brain. As a result, though OAE testing could be an important eligibility determinant for future interventional trials or treatment options because it can be used to evaluate the presence and viability of hair cells, ABR testing is a more relevant measure of clinical efficacy, and is routinely relied upon in clinical practice to determine whether sound is being encoded by and transmitted through the cochlea and auditory nerve to the brain.

Current Treatment Options

              Children and adults with Severe to Profound sensorineural hearing loss do not benefit from hearing aids. Currently, the only option for some forms of Severe to Profound sensorineural hearing loss is receiving a CI, a surgically implanted device. However, only approximately 50% of deaf children in the United States receive a CI even though more than 90% of deaf children are born to hearing parents. Among adults who have developed Severe to Profound hearing loss in the United States, fewer than 10% choose to have CIs.

              Receiving a CI requires a surgical procedure that takes approximately two to four hours and typically involves drilling through the mastoid bone and placement of a permanent electrode in the cochlea. The damage inherently sustained by the sensory epithelium in this procedure makes the CI likely incompatible with future restorative biologic therapies involving the cochlear sensory cells. Although CIs have changed the outcomes of many congenitally deaf children, the auditory signal they transmit is impoverished compared to that provided by physiologic hearing and a CI does not restore normal hearing. Recipients of CIs often report difficulty understanding speech in many real-world environments, even with low levels of background noise, and complex multiple-speaking conversations typical of many group settings are often challenging. The normal, physiologic ear's fine frequency discrimination and sensitivity to a wide, dynamic range of sound intensities allows for extraction of emotional content from speech, environmental sounds, and music. In contrast, the CI is not able to transmit this complex auditory content.

              In addition, although the cochlea itself does not increase in size from birth through adulthood, the surrounding skull changes considerably over time. As a result, children who receive an implant at a young age can experience negative consequences from anatomical movement and may require surgical revision to correct poor outcomes due to CI migration. Furthermore, extensive speech-language therapy following implantation is required for children to develop verbal language. The necessity of this therapy, combined with the frequent follow-ups required for device maintenance, contribute to poorer outcomes in children from lower socioeconomic backgrounds. Moreover, CIs can fail, resulting in revision surgeries or reimplantation in up to 10% of cases, with a median time to device failure of 60 months.

              Some companies are studying investigational product candidates in clinical trials, such as corticosteroids for sudden sensorineural hearing loss, that are administered to the middle ear through the ear drum, or intratympanically. Intratympanic administration consists of injecting drug in liquid or gel form through the ear drum and relies on passive diffusion of the drug from the middle ear into the inner ear through the RWM. Many drugs cannot readily cross these barriers and are therefore not candidates for intratympanic delivery. In general, the larger a molecule, the less amenable it is to diffusion across biological barriers. AAV vectors are more than 10,000-fold larger than the small molecules currently being tested using intratympanic administration. Even the small molecules that can diffuse across these barriers do so in a manner that is expected to be highly variable between individuals, and once they enter the inner ear fluid space, poor diffusion throughout the length of the cochlea is anticipated. This would result in large concentration gradients from the base of the cochlear spiral, where the molecules enter the inner ear, toward the apex; very little drug would reach even the middle frequency regions of the cochlea that are important for functional hearing. We believe that for AAV vectors to achieve consistent distribution throughout the full length of the cochlear sensory epithelium, a novel delivery approach is required.

Advantages and Potential for Genetic Medicine

              Recent advances in genetic medicine have created the possibility of addressing the root cause of disorders that have a genetic basis. Serious disorders that previously had no pharmacologic treatments and, in some cases, insufficient non-pharmacologic treatments can now potentially be addressed with one-time gene therapy administrations, including potential gene editing therapies, that can restore critical function to the eye, the spinal cord, the brain, and other organs.

              We believe the anatomy and biology of the inner ear make it uniquely suited for the delivery of one-time gene modifying therapeutics. Genetic medicine using AAV vectors is a promising therapeutic approach for inner ear disorders for several reasons:

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  the inner ear, which contains the auditory sensory epithelium, has reduced immune surveillance, similar to that in the central nervous system;

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  the anatomy of the ear is fully developed at birth, making it an attractive target for early surgical delivery of therapies;

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  the sensory cells within the inner ear are non-dividing, allowing for the possibility of durable expression following a single administration of AAV;

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  the aggregate clinical experience with AAV delivery in both adults and children through multiple routes of administration has established AAV as an accepted delivery vehicle;

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  low volumes of vector are required given the size of the ear and the small number of target cells; and

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  with approximately 75 autosomal recessive nonsyndromic genes that mediate hearing loss, there are a significant number of potential therapeutic targets.

              Despite these advantages, AAV genetic medicine development for hearing disorders has been hindered by the unique anatomical delivery challenges of the inner ear. Because the sensory epithelium of the inner ear is suspended between two fixed-volume fluid chambers and encased in bone, it has proven challenging to achieve sufficient drug distribution without damaging sensory cells. Multiple studies have demonstrated that infusion of fluid into a closed cochlear system can produce threshold shifts, or decreases in hearing sensitivity, that are dependent on flow rate and infusion time. Others have shown that diffusion-based delivery, from the middle ear into and through the inner ear fluids, is highly variable and too slow relative to absorption by surrounding tissue to result in even distribution along the sensory epithelium. These challenges informed our strategy of developing an inner ear delivery approach designed to consistently achieve even distribution throughout the cochlea.

              By building upon recent advances in genetic medicine and combining them with the appropriate delivery approach, we believe we can effectively address the underlying cause of many different forms of inner ear dysfunction and hearing loss with single-administration therapies that carry the potential to restore, improve, and preserve high-acuity physiologic hearing for people worldwide who live with disabling hearing loss.

Our Platform

              Our precision genetic medicine platform enables delivery of genetic medicines to the inner ear utilizing a proprietary library of approximately 38,000 novel AAVAnc capsids, for which we have an exclusive license as to the ear, and a minimally invasive surgical delivery approach. We believe these AAVAnc vectors have superior transduction of cochlear cells compared to other AAV serotypes and allow for a multimodal therapeutic approach. For example, AAVAnc80 enables us to target a larger landscape of inner ear disorders using different vector-mediated modalities. We have established scalable manufacturing processes and expertise, and plan to internalize these capabilities, which we view as a key competitive advantage because it may give us significant control over process development timelines, costs, and intellectual property. We believe our platform's attributes, along with our disciplined development program and product candidate selection criteria, will allow us to develop genetic medicines for a wide range of inner ear disorders.

Our Delivery Approach

              As part of our precision genetic medicine platform, we are developing a delivery device designed to allow for the safe and effective delivery of our lead product candidate, AK-OTOF, and other product candidates into the cochlea. Intracochlear delivery poses a unique set of challenges. The cochlea is in the base of the skull, and access requires a surgical approach. The cochlea in humans and non-human primates is a relatively closed space, and pumping fluid into the cochlea results in deleterious elevations in pressure. Drug delivered to one part of the cochlea must spread by diffusion to other parts, and this results in significant variation in drug concentration throughout the cochlea. The challenge is to deliver a uniform concentration of drug along the length of the cochlea without elevating cochlear pressure. Our delivery approach utilizes a minimally invasive, well-accepted surgical technique for accessing the middle ear through the ear canal. We open one of the physical barriers between the middle and inner ear at the oval window and then use our delivery device to deliver product candidates, at a controlled flow rate and in a fixed volume, through the RWM, as depicted in the image on the left below. The opening at the oval window serves as a vent to prevent pressure build-up and facilitates the flow of drug throughout the entire length of the cochlea. This approach is designed to ensure that our product candidates are distributed across the full length of the cochlea and can therefore target the appropriate cell types at the base, middle, and apex of the cochlea. In preclinical studies involving non-human primates, our team's pioneering inner ear delivery work has allowed us to determine flow rate and volume parameters that show distribution across the entire length of the primate cochlea without damaging therapeutically relevant cell types.

              The mechanical, biochemical, and molecular properties of the hair cells vary along the length of the coiled membrane of the cochlea such that it is more responsive to high frequency sounds at the base and low frequency sounds at the apex, as indicated in the image above on the right, in which the normally coiled membrane of the cochlea has been elongated to illustrate the delivery of our product candidates through the length of the cochlea.

              Our delivery device was specifically designed to facilitate intracochlear administration using a minimally invasive surgical approach. Due to the size and compartmentalization of the inner ear, and the observed high transduction efficiency of AAVAnc80, we anticipate our product candidates, including AK-OTOF, will be administered in a low volume and a low dose to the inner ear using the device and approach described above. Procedures to access the inner ear up to the point of delivery are routinely performed by surgeons experienced in performing ear surgery, such as otolaryngologists and neurotologists, and we anticipate our approach will promote consistency and ease of use across surgeons.

Our Vector Technology

              We have access to a library of approximately 38,000 AAVAncs for the potential treatment of inner ear and hearing related disorders through our exclusive licenses. As we build out our product candidate pipeline, this AAVAnc vector library presents flexibility with respect to transgene delivery and AAV-enabled modality. We are screening the AAVAnc library for improved AAV properties such as tropism, or the ability to target distinct types of cells, transduction efficiency, and production efficiency. We also evaluate capsid technology beyond the AAVAnc library to select the optimal capsid for each of our future programs.

              We have selected the AAVAnc80 capsid for much of our initial work based on its observed high transduction efficiency for many important target cells in the cochlea. AAVAnc80 is a rationally designed AAV capsid developed by Dr. Luk Vandenberghe, an Akouos founder, Director of the Grossbeck Gene Therapy Center, Associate Professor at Harvard Medical School, and Associate Member of the Broad Institute of Harvard and MIT. Harnessing the power of computational and predictive biology, the AAVAnc80 sequence was inferred by ancestral sequence reconstruction and is the predicted ancestor of the widely studied AAV serotypes 1, 2, 8, and 9. The AAVAnc80 capsid variant has a distinctive composition with a divergent external surface particle distribution that yields a stable and functional AAV variant.

              Multiple independent investigations have shown high inner hair cell transduction efficiency of AAVAnc80 relative to other AAV serotypes in mice of various ages, and this transduction efficiency has also been observed in adult and juvenile non-human primates, supporting the translatability of the AAVAnc80 vector across models. We have conducted preclinical studies across three different non-human primate models. These studies used green fluorescent protein, or GFP, as a reporter gene delivered by AAVAnc80 to demonstrate that AAVAnc80 can efficiently transduce not just inner hair cells, but multiple target cell populations throughout the cochlea in the primate inner ear. Shown in red in the bottom left corner of the figure below, Myo7a, a hair cell marker, is used to make inner and outer hair cells visible. As illustrated below, in this study, non-human primates receiving AAVAnc80-GFP showed extensive transduction of inner hair cells, outer hair cells, and various non-sensory supporting cells, including Hensen's cells, Pillar cells, inner border cells, and satellite glial cells in the spiral ganglion.

Transduction of Multiple Sensory and Non-Sensory Cells in the Inner Ears of Non-Human Primates

              Preliminary data from two additional preclinical studies, in two different non-human primate models, indicate that pre-existing neutralizing antibodies to AAVAnc80, even at relatively high levels in serum, did not inhibit inner hair cell and other cochlear cell transduction when an AAVAnc80 vector was delivered through an intracochlear route of administration.

              In another non-human primate study, we observed that inner hair cell transduction, when measured at three weeks following administration of an AAVAnc80 vector encoding GFP, was at least 75% at a modest dose of 6E10 vector genomes, or vg, or above, as shown in the image below. In this image, each symbol denotes an individual non-human primate (six total), and the blue and green symbols show animals receiving vector at or above this modest dose level, while the pink symbols show less complete transduction across the cochlea, specifically an apex to base gradient, in animals that received a lower dose of vector.

Percentage of Inner Hair Cells Expressing GFP Three Weeks Following
Administration of an AAVAnc80 Vector Encoding GFP

              We have observed that AAVAnc80 tropism and transduction efficiency are consistent across multiple preclinical animal models, from rodents to multiple non-human primate species. This consistency helps support dose selection across species and supports our view that AAVAnc80 is well suited to clinical development. In addition, the ability to transduce many different cell types opens a unique opportunity to address a broad range of inner ear disorders, as illustrated below. As shown in the diagram below, different genes are associated with the different cell types in the ear, including inner hair cells, outer hair cells, and supporting cells, and in some cases, genes are expressed in more than one type of cell.

Access to Multiple Cell Types Opens Large Target Landscape

              The high observed transduction efficiency of AAVAnc80 coupled with the compartmentalization of the inner ear paves the way for us to utilize a dual vector approach to deliver larger transgenes to this target area. In the dual vector approach, two vectors, each of which contains a portion of the full-length transgene, are delivered to a target cell population. A target cell needs to receive a copy of both vectors, one containing the 5' fragment of the transgene and the other containing the 3' fragment of the transgene. After both vectors enter a target cell, the two transgene components can recombine to enable expression of full-length protein. In a non-human primate study, we tested the dual vector approach using a GFP transgene that is divided and packaged into two separate AAVAnc80 vectors. Each vector alone would not result in GFP expression, but delivery of both vectors together resulted in full-length GFP expression. As shown in the image below, of four non-human primates that received dual AAVAnc80 vectors encoding GFP, we observed more than 80% transduction of inner hair cells throughout the entire cochlea in three of the animals at three weeks following administration.

              The reconstitution of a complete transgene using dual AAVAnc80 vectors was accomplished in non-human primate inner hair cells at doses equivalent to those we believe would be well tolerated in humans.

Percentage of Inner Hair Cells Expressing a GFP Three Weeks Following
Administration of Dual AAVAnc80 Vectors Encoding GFP

              We believe the degree of dual vector transduction efficiency that we have observed in our preclinical studies creates the potential for the treatment of additional hearing loss disorders with a genetic basis beyond OTOF-mediated hearing loss.

Our Multimodal Capabilities

              While our lead product program, AK-OTOF, involves dual AAVAnc80 transgene delivery, we are also using our precision genetic medicine platform to build a product candidate pipeline with the potential to address a broad landscape of monogenic and non-monogenic inner ear disorders using vector-mediated gene transfer, gene knockdown, gene editing, and the delivery of transgenes that express therapeutic proteins such as antibodies using viral vectors, which we refer to as vector-mediated therapeutic protein expression. The figure and text below illustrate how we believe our platform could address the landscape of monogenic and non-monogenic inner ear disorders using various AAV-enabled modalities.

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  Gene Transfer for Autosomal Recessive Inner Ear Disorders.  There are approximately 75 genes implicated in autosomal recessive nonsyndromic hearing loss, many of which are potentially addressable using AAV gene therapy. Gene transfer is intended to restore the function of a gene that is not expressed, expressed at abnormally low levels, or expressed in a form that is dysfunctional. Our pipeline includes product candidates deploying an AAVAnc80 gene transfer approach targeting hair cells, to restore expression of the OTOF or CLRN1 genes, and targeting non-sensory supporting cells, to restore expression of GJB2.

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  Gene Knockdown or Gene Editing for Autosomal Dominant Inner Ear Disorders.  There are at least 48 genes associated with autosomal dominant nonsyndromic hearing loss. For many of these, there is an opportunity to use vector-mediated RNA-interference or vector-mediated genome editing to knockdown or edit mutated genes, respectively. For example, one of our founders, Dr. Richard Smith at the University of Iowa, has published data demonstrating that vector-mediated RNA-interference improved hearing in an animal model of progressive hearing loss due to an autosomal dominant mutation in the TMC1 gene. Other investigators at Harvard Medical School recently published data in Nature Medicine showing that AAVAnc80-mediated CRISPR/Cas9 targeting the TMC1 gene improved hearing to wild-type levels in a representative animal model. We believe similar strategies could be deployed against many other genes with toxic gain-of-function or dominant negative mechanisms that result in hearing loss, such as COCH, KCNQ4, GSDME, WFS, ACTG1, TECTA, MYO7A, EYA4, IFNLR1, POU4F3, COL11A2, TMC1, MYO6, CEACAM16, GJB2, SIX1, MYH9, REST, and SLC17A8.

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  Vector-mediated Therapeutic Protein Expression for Prevalent Inner Ear Disorders with Non-Monogenic Etiology.  There are multiple AAV gene therapies in development that aim to provide long-term antibody or other therapeutic protein delivery to the central nervous system following a one-time administration. For example, other groups are developing AAV-based gene therapies to deliver antibodies to the brain for the treatment of various neurodegenerative conditions. Similar to the central nervous system, the inner ear has the potential to benefit from this approach, and we believe some of the most common hearing disorders could be treated using vector-mediated therapeutic protein expression. Our first such program targets vestibular schwannomas, tumors of the auditory vestibular nerve, using vector-mediated delivery of a protein inhibitor of VEGF. Some of our early stage discovery efforts are focused on exploring the ability of vector-mediated therapeutic protein expression to treat forms of age-related and noise-induced hearing loss.

Our Rigorous Process for Selecting Product Candidates

              Over 150 genes have been linked to monogenic hearing loss. While many of these genes are expressed in the hair cells, some of the most common monogenic forms of hearing loss result from mutations in genes expressed in non-sensory supporting cells within the inner ear. We believe we can leverage our precision genetic medicine platform to deliver a range of transgenes to multiple cell types in the inner ear. We apply the following selection criteria in identifying opportunities to pursue:

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  Consistency with core focus.  Our focus on AAV genetic medicine, the therapeutic area of otology, and local administration directly to the inner ear allows us to employ a disciplined and data-driven approach to select and expand our product candidate pipeline. We believe our selection approach will enable the efficient expansion of our product candidate pipeline, which will support our continued leadership in the field and maximize our impact on the broader hearing loss population.

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  Targets that are well-suited for genetic medicine and have a clearly defined mechanism with supporting data from human genetics.  We believe suitable targets for inner ear gene therapy must be associated with a cell population that we can consistently and efficiently access with an AAV vector, as demonstrated in non-human primates, and for which long-term transgene expression following a single administration is desirable. We believe our deep understanding of otology and human genetics allows us to effectively select such targets.

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  High unmet need and meaningful addressable patient population.  We plan to pursue targets that are well defined and serve a population with high unmet need. There are currently no FDA-approved pharmacologic therapies for sensorineural hearing loss. There are over 6,000 new cases of monogenic, congenital deafness per year in the United States alone. We are dedicated to developing genetic medicines that have the potential to restore, improve, and preserve high-acuity physiologic hearing in individuals living with different types of hearing loss with various, well-characterized underlying causes.

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  Promising in vivo data.  We collaborate broadly with the scientific community in an effort to accelerate proof of concept studies across a wide range of hearing disorders in relevant animal models. When possible, we leverage existing preclinical or clinical data generated by others that support modulation of a gene target or disease pathway that can have a meaningful impact on a given disorder.

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  Clear endpoints with potential for rapid clinical read-out.  We seek programs that have clinically well-established, objective, and quantifiable endpoints that can be incorporated in translatable preclinical models during development. For example, in our lead AK-OTOF program, we plan to use ABR testing as an efficacy endpoint during clinical development. There is extensive clinical experience with ABR testing across all age groups in humans, and it is routinely used in newborn hearing screening programs. In addition, we have used ABR testing in several preclinical animal models.

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  Ability to utilize learnings to mitigate development risk.  We plan to leverage the learnings of the AK-OTOF and subsequent programs to select additional product candidates and thereby increase the efficiency and likelihood of success with which subsequent product candidates are developed.

Our Programs

              Our diversified portfolio of product candidates and development programs has been selected to leverage our capabilities across multiple inner ear disorders. We are targeting disorders resulting from genetic mutations in a single gene, or monogenic deafness, in hair cells and supporting cells of the inner ear. Additionally, we are targeting other inner ear disorders that may be amenable to treatment approaches that rely on secreted proteins. Our pipeline programs have been selected to leverage the learnings of our lead program to increase the efficiency and the likelihood of success with which subsequent product candidates are developed.

Our Lead Product Candidate: AK-OTOF

              Using our precision genetic medicine platform, we are developing our lead product candidate, AK-OTOF, a gene therapy intended for the treatment of individuals with OTOF-mediated hearing loss. AK-OTOF is designed to treat the underlying cause of OTOF-mediated hearing loss through delivery of a transgene using a dual vector technology that results in expression of normal, functional otoferlin protein in the affected cells, namely inner hair cells, in the cochlea. We believe that AK-OTOF has the potential to meaningfully improve overall hearing function in individuals with OTOF-mediated hearing loss. We plan to submit an IND for AK-OTOF for OTOF-mediated hearing loss to the FDA in                        , and we expect to report preliminary clinical data in                        .

Overview of the Disorder

              The OTOF gene encodes otoferlin, a protein that enables the sensory cells of the ear to release neurotransmitter vesicles in response to stimulation by sound to activate auditory neurons. The auditory neurons then carry electronically encoded acoustic information to the brain that allows us to hear. Most individuals with OTOF mutations have congenital, Severe to Profound sensorineural hearing loss and no or highly abnormal ABR.

              The physiologic defect resulting from OTOF mutations is localized, and only synaptic transmission between the hair cell and the auditory nerve is impaired. In young individuals, the rest of the cochlea appears to be functional as determined by OAE testing, suggesting that restoration of otoferlin has the potential to restore hearing. The image below illustrates the localization of otoferlin within the inner hair cells of the cochlea. Otoferlin is required for the priming and fusion of neurotransmitter vesicles at the junction of the inner hair cells and the spiral ganglion neurons, which carry acoustic information to the brain.

              A diagnosis of OTOF-mediated hearing loss is typically indicated by clinical findings, including results of ABR and OAE testing, and is later confirmed by genetic testing. The clinical descriptors associated with an individual with OTOF-mediated hearing loss may vary depending on the treatment center, what specific tests have been performed, whether these tests were performed before or after loss of OAE, and physician training and preference.

              Mutations in the OTOF gene are a major cause of genetic nonsyndromic hearing loss, affecting an estimated 200,000 individuals worldwide. Based on published natural history data, and the subset of individuals we believe could obtain the greatest benefit from AK-OTOF, we estimate a potential addressable population with OTOF-mediated hearing loss of up to approximately 7,000 individuals in the United States and European Union in the aggregate.

              There are currently no approved pharmacologic therapies to address OTOF-mediated hearing loss. In the absence of an approved pharmacologic therapy, the only options consist of hearing aids or CIs. Hearing aids do not benefit children born Profoundly deaf at birth, as in the case for most individuals with congenital OTOF-mediated hearing loss. Although CIs have been shown to be effective for children with monogenic hearing loss, CIs have significant drawbacks and are generally not an optimal solution. We believe that a genetic medicine, delivered as a one-time therapy without the need for extensive follow-up care and maintenance, that addresses sensorineural hearing loss and has the ability to restore physiologic hearing could be impactful in these patient populations while being less invasive and potentially more effective.

Our Solution

              AK-OTOF is designed to treat individuals with OTOF-mediated hearing loss by delivering the normal OTOF gene in order to produce normal, functional otoferlin in affected inner hair cells. The presumed mechanism of action for AK-OTOF is the recovery of otoferlin protein function resulting in an increased signal from the affected inner hair cells to the auditory cortex in the brain. AK-OTOF uses AAVAnc80 as a delivery vehicle for the normal human OTOF gene. Because the length of the

OTOF complementary DNA, or cDNA, exceeds the packaging capacity of an individual AAV vector, we are using a dual vector approach. In the case of AK-OTOF, one AAVAnc80 vector carries the 5' fragment of the OTOF gene, and the other AAVAnc80 vector carries the 3' fragment of the OTOF gene.

Pharmacology

              In multiple preclinical studies, it has been observed that the delivery of the OTOF gene into the affected inner hair cells of mice using AAV vectors, including AAVAnc80, restored auditory function. Mouse models of OTOF-mediated hearing loss exhibit the same characteristic phenotype as that observed in the human population, including absent ABR, which measures signals traveling to the brain, and present OAE, which measures the existence of outer hair cells. In addition, OTOF knock-out mice are known to maintain surviving inner hair cells and outer hair cells after cochlear development is complete, which allows evaluation of the treatment potential at an age relevant to the human population.

              Two early proof of concept studies were performed using different mouse models of OTOF-dependent hearing loss. In the first of these two proof of concept studies, conducted at University of Goettingen, data indicated restoration of auditory function following dual vector administration of the OTOF gene using AAV6 vectors three to four weeks following administration, as measured by ABR in response to broadband clicks and tone bursts at different sound pressure levels, or SPLs. Additionally, by quantifying click-evoked ABR wave amplitudes and AAV transduction by immunolabeling, it was observed that higher full-length otoferlin inner hair cell transduction rates correlated with higher overall ABR wave amplitudes.

              The second proof of concept study was performed at the University of California, San Francisco in an OTOF knock-out mouse model, denoted as Otof-/-. In this study, the mice received a dual vector administration of the OTOF gene using AAV2 quadY-F vectors at a dose of approximately 2.2E10 vg per cochlea (1.3E10 vg of the 5' vector and 9.0E9 vg of the 3' vector) through the RWM at one of three different intervention times (10, 17, and 30 days post-natal). Recovery of auditory function was assessed at multiple times post-treatment. As shown in the graphic on the left below, ABR recordings in the mice four weeks after treatment demonstrated a substantial restoration of brainstem activity in response to click stimuli and tone-burst stimuli (at 8, 16, and 32 kHz) in treated mice. No restoration was observed in mice receiving 5' OTOF vector alone or untreated knock-out mice. As shown in the graphic on the right below, the ABR thresholds for click stimuli in the dual vector treated mice did not change significantly from those of wild-type mice when measured at either four or 30 weeks post-treatment, indicating a sustained effect of the treatment.

Restoration of ABR Thresholds in OTOF knock-out
Mice Receiving a Dual AAV Vector Expressing OTOF

              In this study, eight weeks after the treatment, otoferlin protein was detected in more than 60% of the inner hair cells of the mice treated with the dual vector, but not in other cell types of the cochlea, suggesting that a large cDNA can effectively be reconstituted in cochlear sensory cells upon the local delivery of two AAV vectors in vivo, with sustained, widespread production of the otoferlin protein in a large proportion of the target cells in the cochlea.

              The published data from these two separate labs represent preclinical proof of the concept that cochlear delivery of two AAV-OTOF vectors can enable production of the full-length otoferlin protein, resulting in sustained correction of hearing loss and supporting the rationale for our development of a dual AAV vector approach for the treatment of OTOF-mediated hearing loss.

              In a third preclinical study in OTOF knock-out mice conducted in collaboration with researchers at the University of Goettingen, the intracochlear delivery of a dual AAVAnc80 vector encoding human OTOF was assessed. The OTOF knock-out mice were treated at post-natal day six or seven with two different doses: 5.1E9 total vg/cochlea (3.1E9 vg/cochlea 5' vector and 2.0E9 vg/cochlea 3' vector) and 1.1E9 total vg/cochlea (6.2E8 vg/cochlea 5' vector and 3.9E8 vg/cochlea 3' vector). Treated mice were measured at approximately one month, three months, seven months, and ten months post-treatment. As shown in the graphic below, treatment of these mice with AK-OTOF resulted in ABR click-evoked thresholds nearly comparable to wild-type mice. Treated mice showed significant click-evoked ABR recovery of 45 dB SPL of the treated ear and showed tone burst-evoked ABR responses of 60 to 80 dB SPL at 6 to 12 kHz, indicating hearing recovery in the apex region of the cochlea, at approximately one month through at least ten months post-treatment.

Intracochlear Delivery of AK-OTOF Resulted in Significant,
Long-term Hearing Recovery in OTOF knock-out Mice

              We conducted an initial dose range finding study in OTOF knock-out mice to determine the biologically active dose range of AK-OTOF. These data have informed the proposed dosing for our IND-enabling preclinical studies and, in combination with other pharmacology and toxicology data, help support a proposed starting clinical dose in humans. AK-OTOF was administered to mice aged 21 to 25 days, at multiple doses ranging from 3.1E8 total vg per cochlea to 3.1E10 total vg per cochlea, through the RWM into the cochlea. While the human cochlea is fully mature at birth, the mouse cochlea continues to mature through day 20 and, as a result, we selected mice aged 21 to 25 days to approximate the developmental stage of the cochlea in a human newborn.

              The preliminary data from this dose-ranging study demonstrated recovery of ABR thresholds and robust hair cell survival four weeks post-administration in some of the dose groups. The most consistent and pronounced ABR threshold recovery was seen following delivery of AK-OTOF at doses of 3.1E9 vg and 9.9E9 vg per cochlea. Five of the six mice receiving these doses had at least one tone-burst frequency in which ABR thresholds were within the range of the wild-type, vehicle-treated mice. A representative example of ABR recovery from this preclinical study is shown in the figure below. Here, we observed that AK-OTOF restored the ABR threshold in a treated mouse to the same level observed in a wild-type mouse receiving a vehicle control. Each panel in this image shows the ABR wave form in response to click stimuli at given intensity levels in dB SPL. A knock-out mouse receiving a vehicle control had an ABR threshold of approximately 45 dB SPL, shown as a bold black line on the left panel of the figure below. An OTOF knock-out mouse treated with vehicle control had no ABR, as can be seen by the absence of any peaks in the red lines in the middle panel. As shown in the bold aqua line on the right panel, when the OTOF knock-out mouse was treated with AK-OTOF, we observed a recovery of ABR at the same threshold level of approximately 45 dB SPL as that of the wild-type mouse on the left.

A Single Dose of AK-OTOF Restored Cochlear Function in Mature Mice Lacking Otoferlin

Safety

              We performed a non-GLP, pilot toxicology study of AK-OTOF in non-human primates, as well as vectors containing either the individual 3' or 5' fragments of OTOF, delivered into the cochlea. The aim of this study was to assess both local and systemic effects of AK-OTOF and the individual component vectors in order to inform the design of IND-enabling studies with respect to time points, in-life assessments, and post-mortem assessments. The pilot study provided longer-term (six month) safety information, in addition to both acute (one month) and chronic (three month) safety information, individual vector safety data, and biodistribution and shedding data for the intracochlear route of administration. The animals received baseline and follow-on hearing or cochlear function tests, including bilateral ABR and OAE testing. Standard in-life toxicology assessments, such as daily clinical observations, body weight, body condition scoring, and clinical pathology, were also conducted at baseline and following study periods. AK-OTOF and the surgical administration procedure were generally well tolerated, and all animals in the study completed assessments through their scheduled necropsy date.

              Based on input received in our September 2019 pre-IND meeting with the FDA, we are currently conducting a GLP toxicology study in cynomolgus monkeys using AK-OTOF.

Dose Selection

              The AK-OTOF doses currently under evaluation in our ongoing GLP toxicology study, which encompass and exceed the equivalent doses planned for our proposed Phase 1/2 clinical trial, are scaled based on relative cochlear volumes of mice, cynomolgus monkeys, and humans. The vector concentrations were selected based on efficacy data from the OTOF knock-out mouse dose range finding study. This dose translation scheme is consistent with dose scaling for other therapeutics administered into anatomical compartments where compartment volumes and concentration of a therapeutic are used to normalize between species. In our September 2019 pre-IND meeting, the FDA agreed with our proposal to use cochlear volume for dose extrapolation from animals to humans.

Planned Clinical Development

              We plan to initiate a natural history study in individuals with OTOF-mediated hearing loss in                        . For enrollment in this study, participants will need to have confirmed mutations in the OTOF gene and clinical presentation of bilateral sensorineural hearing loss. The participants will undergo repeated physiologic and behavioral testing of the auditory system, such as OAE testing and ABR testing, as well as other standard assessments such as age-appropriate pure tone audiometry, behavioral audiometry, and auditory questionnaires. Retrospective data will be collected, and, once enrolled, participants may be followed for up to five years. The objectives of this study are to provide additional information on the natural course of OTOF-mediated hearing loss, better define the potentially addressable patient landscape for our planned Phase 1/2 clinical trial, create inner ear genetic medicine-specific clinical centers of excellence, and familiarize potential centers and participants with participation in our clinical trials and the testing procedures within this patient population.

              We intend to initiate a proposed Phase 1/2 clinical trial for AK-OTOF for the treatment of individuals with OTOF-mediated hearing loss, subject to FDA acceptance of an IND. This trial will be conducted in two parts. The first part will be an adaptive dose escalation phase to assess the safety, tolerability, and bioactivity of escalating doses of AK-OTOF administered to trial participants through a single unilateral intracochlear injection. The second part will be a cohort expansion phase to assess both continued safety as well as effectiveness. We expect eligibility with respect to age for this Phase 1/2 clinical trial to be based on both published data and data from our forthcoming natural history study. Additionally, based on our pre-IND meeting with the FDA in September 2019, we anticipate that our Phase 1/2 clinical trial may enroll children as young as one year old in the expansion phase. Outcome assessments will include objective and clinically relevant ABR testing and age appropriate behavioral audiometry.

              Based on our discussions with representatives of the FDA's Center for Biologics Evaluation and Research, or CBER, and Center for Devices and Radiological Health, or CDRH, in our pre-IND meeting, we intend to file the delivery device along with the investigational product in an IND application as a combination product. Prior to seeking a marketing application for AK-OTOF, or for another of our product candidates, with the CBER, but following demonstration that the probable benefits of delivery of therapeutic agents to the cochlea outweigh the potential risks, we may pursue the de novo pathway for our delivery device with the CDRH. While technically a combination product given anticipated cross-labeling of the biologic to our specific delivery device, we may choose to submit separate applications for the constituent parts of a combination product.

              We intend to request orphan drug designation for AK-OTOF for the treatment of patients with OTOF-mediated hearing loss. We are not aware of any pharmacologic therapy approved for use in this condition, or for use in any genetic form of sensorineural hearing loss. An orphan drug designation applies to conditions that affect fewer than 200,000 persons in the United States.

              At the time of an orphan drug designation request, we also intend to seek rare pediatric disease designation. In addition to meeting the definition for a rare disease, OTOF-mediated hearing loss is a serious condition in which the serious manifestations, specifically hearing loss that substantially limits day-to-day functioning, primarily and disproportionately affect individuals aged from birth to 18 years.

              Given the seriousness of the condition, and the potential sustained effect on cells or tissues, we also plan to seek regenerative medicine advanced therapy designation for AK-OTOF if preliminary clinical evidence indicates the potential to address an unmet need for patients with OTOF-mediated hearing loss.

              For further information regarding potential regulatory pathways, see "—Government Regulation."

Additional Pipeline Programs

Hair Cell Targets

              In addition to AK-OTOF, we are developing our pipeline to focus on other monogenic gene mutations of hair cells.

              CLRN1.    Inherited mutations in genes expressed in hair cells are also responsible for the hearing loss component of Usher syndrome, which is the most common hereditary deaf-blind disorder, affecting over 40,000 people in the United States and Europe, which includes up to 6% of children who are deaf or hard-of-hearing. Our CLRN1 program is initially focused on the auditory manifestations of Usher syndrome 3A, or USH3A, an autosomal recessive disorder characterized by progressive loss of both hearing and vision, with post-lingual onset typically in the first decade of life. Hearing loss becomes Profound as the disorder progresses. Usher syndrome 3A represents up to 5% of all Usher syndrome cases overall, suggesting a prevalence of up to 2,000 individuals in the United States and Europe in the aggregate. Currently, CIs are the only available intervention for the long-term auditory manifestations of Usher syndrome. Individuals with USH3A have mutations in the CLRN1 gene that reduce the production and localization of CLRN1 protein to the inner hair cell and outer hair cell membranes. Although the specific function of CLRN1 has not been determined, studies suggest that it plays a role in communication between neurons in the inner ear and in the retina and may be important for the development and function of synapses.

              We are developing an AAVAnc80 vector containing a functional version of the CLRN1 gene and have generated preclinical data in collaboration with Case Western Reserve University demonstrating restoration of hearing in an animal model that recapitulates the auditory pathophysiology observed in humans. We believe successful CLRN1 gene transfer could provide an effective treatment of USH3A sensorineural hearing loss. In addition to USH3A, we believe other hereditary deaf-blind disorders could be treated with AAVAnc80-based gene therapies. We anticipate that we will identify a candidate for our CLRN1 program in                        .

              Autosomal Dominant Hearing Disorders Program.    We believe that autosomal dominant mutations can be addressed by AAV-meditated RNA interference or gene editing. There are 48 identified genes associated with autosomal dominant nonsyndromic hearing loss, which gives us the opportunity to develop therapeutic medicines using knockdown or gene editing modalities. We are currently developing AAVAnc80 vectors encoding RNA interference sequences intended to knock down toxic gain-of-function and dominant negative mutations responsible for autosomal dominant hearing loss and we are conducting preclinical studies on several potential targets. We anticipate that we will announce a program target in                         .

Supporting Cell Targets

              We are also leveraging our precision genetic medicine platform to address hearing loss related to genes needed for supporting cell function.

              GJB2.    One of the most common forms of monogenic deafness is caused by a mutation in the gap junction protein beta 2 gene, or GJB2, encoding the connexin 26 gap junction protein, or Cx26, which is expressed in non-sensory cells of the inner ear such as the supporting cells. Cx26 forms gap junctions, or channels, between cells that are essential for maintaining the appropriate distribution of ions in cochlear fluids. For example, Cx26 is believed to be required for maintenance of the endocochlear potential, an electric voltage in the cochlear fluid spaces that is needed for hair cells to convert sound waves into electrical activity. We believe that AAVAnc-mediated delivery of the GJB2 gene could restore gap junctions and subsequently re-establish endocochlear potential, prevent hair cell and neuron degeneration, and restore hearing thresholds. The lack of GJB2 function causes nonsyndromic hearing loss that is usually Severe to Profound and pre-lingual. The prevalence of hearing loss resulting from GJB2 mutations is believed to be at least 200,000 individuals in the United States and Europe in the aggregate. Additionally, several published preclinical studies support our belief that AAV vector-mediated delivery of GJB2 has the potential to improve hearing by demonstrating that delivery of GJB2 to Cx26 knock-out mice restored gap junctions and improved hearing. We are currently conducting preclinical studies in collaboration with researchers at University of Michigan and have observed that AAVAnc-mediated delivery of GJB2 to supporting cells partially restored hearing in neonatal mouse models representing the spectrum of hearing loss observed in humans with GJB2-mediated hearing loss. We anticipate that we will identify a candidate for our GJB2 program in                        .

              Regeneration.    Data from multiple independent academic and third-party industry research teams suggest supporting cell development pathways can be altered in order to regenerate hair cells that have been lost due to a wide range of causes, including noise and ototoxic drugs. Many forms of hearing loss, both genetic and environmental, are caused by the loss of hair cells in the inner ear. Because cells of the cochlea are non-dividing, hearing loss due to lost hair cells is considered irreversible. Age-related hearing loss and noise-induced hearing loss affect millions of people in the United States and Europe. The World Health Organization also estimates that 1.1 billion children and adults ages 12 to 35 years old are at risk for hearing loss from recreational noise exposure. Damage often accumulates over several years, manifesting with Mild to Moderate hearing loss by 50 to 70 years of age and deteriorating to Severe to Profound hearing loss by 70 to 80 years of age. We are collaborating with the Bionics Institute to test the ability of AAVAnc to transduce supporting cells that could transdifferentiate into mature, functional hair cells. Our studies in non-human primates have suggested that the AAVAnc80 vector can transduce several supporting cell sub-types that could transdifferentiate into functional hair cells. Currently, we are in the process of evaluating several development leads to identify those with the potential to regenerate mature, functional hair cells in multiple animal models. We believe that AAVAnc gene therapy has the potential to restore hearing in individuals with a wide range of environmental hearing loss by regenerating hair cells from neighboring supporting cells. We anticipate that we will announce a program target in                        .

Secreted Proteins

              In addition to pursuing opportunities that require transduction of specific target cell populations, such as hair cells or supporting cells, we have also identified inner ear disorders that can potentially be treated with secreted proteins. To address these opportunities, we intend to use an AAVAnc vector to transduce a range of cell types and enable these cells to secrete a protein with the potential to restore, improve, or preserve hearing. The secreted protein can be one that is normally expressed in the ear, as in the case of a gene transfer approach for a monogenic indication, or it can be an exogenous therapeutic protein, as in the case of a vector-mediated therapeutic protein expression approach for a non-monogenic disorder.

              AK-antiVEGF.    Our preclinical AK-antiVEGF program is focused on vestibular schwannomas, an inner ear disorder of complex etiology. Vestibular schwannomas are among the most common intracranial tumors. In the United States, over 3,000 new vestibular schwannoma cases are diagnosed each year. Vestibular schwannomas manifest in a variety of symptoms including hearing loss, tinnitus, headaches, an impaired ability to coordinate voluntary movements, mental confusion, and, in rare cases, death. The current standard of care consists of surgical removal or radiation, both of which typically result in lost hearing and can be associated with significant morbidity. Investigators at Massachusetts General Hospital and Massachusetts Eye and Ear Infirmary have published results from clinical trials showing that systemic anti-VEGF therapy can reduce schwannoma volume and improve hearing in some participants. We believe an AAVAnc80 vector containing the gene that encodes a secreted anti-VEGF protein, delivered to the inner ear in the same manner as other programs in our pipeline, has the potential to stabilize tumor size and preserve hearing, while avoiding the systemic side effects of high dose intravenous VEGF inhibitor infusion and removing or reducing the need for radiation.

              We have completed preclinical studies involving direct intracochlear administration of AAVAnc80 expressing anti-VEGF protein to wild-type mice to assess tolerability, and to determine secreted levels of anti-VEGF protein in the cerebrospinal fluid. Protein expression results from this mouse study supported further evaluation of AK-antiVEGF in non-human primates to understand the measurable levels of anti-VEGF in cochlear fluids and tissues after intracochlear administration. We recently completed a pilot non-human primate tolerability study and are preparing to request a pre-IND meeting with the FDA in                        .

Other Discovery Programs

              We are evaluating additional hearing or deaf-blind disorders, and we intend to continue to identify areas with high unmet need where our precision genetic medicine platform could restore, improve, and preserve hearing.

Our Manufacturing Approach

              We are building advanced internal scientific AAV process development and manufacturing capabilities and we are investing in an internal cGMP manufacturing facility to support our clinical development programs. As a result of the size of the ear, the volume of product candidate necessary for administration is low, particularly in contrast to AAV gene therapies that have been developed to treat disorders that are systemic or present in larger organs. We believe we will only need to deliver a small volume and low doses of vector for near-complete transduction of target cells in the cochlea by the transgene. We are developing scalable manufacturing capabilities for both gene therapy and gene editing. We view the development of internal manufacturing capacity and expertise as a key competitive advantage as it may allow for better control over process development timelines, costs, and intellectual property.

              Our process development and manufacturing strategy is to leverage our scalable precision genetic medicine platform to facilitate rapid progress to clinical development. Our expertise covers development from vector design through drug product manufacture, and we are able to leverage expertise and learnings across multiple product candidates.

              Our production process utilizes a well-characterized system and commonly used host cell for many clinical stage AAV vector products. Additionally, these cells are familiar to regulatory authorities and commercial raw materials and reagents are readily available. We have established a relationship with Lonza, which has performed toxicology manufacturing supply for our AK-OTOF program and will conduct cGMP manufacturing to support clinical development.

              We have and plan to continue to partner with a contract manufacturing organization, or CMO, for production of GLP and cGMP material for our lead product candidate, AK-OTOF. We have performed production runs at various scales, including those at which we intend to produce future clinical and commercial vectors, and we believe we have produced enough materials to perform all planned IND enabling activities. We intend to initiate cGMP activities for the AK-OTOF program with the CMO in the first half of                        .

              We are in the planning stages of building a cGMP manufacturing facility that will have capability to process gene therapy batches to support activities through Phase 1/2 clinical trials for our product candidates beyond AK-OTOF. Our manufacturing facility will leverage single use, disposable, closed system operations aligned to our precision genetic medicine platform to promote both flexibility and cost-effectiveness. Our manufacturing facility is expected to be available for cGMP manufacturing for Phase 1/2 clinical development of our product candidates in                         at commercial scale for our product candidates beyond AK-OTOF.

              We currently rely, and expect to continue to rely, on a third-party CMO for the manufacture of our delivery device.

Commercialization

              We intend to directly market and commercialize our lead product candidate, AK-OTOF, if approved in the United States and the European Union, by developing our own sales and marketing force, targeting ear, nose, and throat specialists and audiologists. Outside the United States and the European Union and for any other product candidates that may be approved, we intend to establish marketing and commercialization strategies for each as we approach potential approval and expect to be able to leverage our then-existing sales and marketing force.

Competition

              We face competition from a wide array of companies in the pharmaceutical, biotechnology, and medical device industries. These include both small companies and large companies with much greater financial and technical resources and far longer operating histories than our own. We also compete with the intellectual property, technology, and product development efforts of academic, governmental, and private research institutions.

              Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing, and management personnel, establishing clinical trial sites and patient registration for clinical trials, and potentially acquiring technologies complementary to, or necessary for, our programs. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

              The key competitive factors affecting the success of any product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors. Our commercial opportunity for any of our product candidates could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain approval from the FDA or other regulators for their products before we may obtain approval for ours and may commercialize products before we are able to.

              While many companies focus on gene therapies targeting blood, eye, muscle, and neurologic disorders, we are aware of certain companies with active development programs in the hearing space. Decibel Therapeutics, Inc. is focused on hearing and balance disorders. Decibel's lead therapeutic candidate is being investigated for the prevention of ototoxicity associated with cisplatin chemotherapy. Decibel has announced a potential gene therapy for OTOF congenital deafness. In 2017, Decibel announced that it would include one of its product candidates in its strategic collaboration with Regeneron Pharmaceuticals, Inc. whereby Decibel retains worldwide development and commercial rights.

              Frequency Therapeutics, Inc. is developing small-molecule therapeutics to selectively activate progenitor cells. Frequency's lead program is focused on regenerating hair cells through activation of progenitor cells for sensorineural hearing loss and is currently in Phase 2 trials. In 2019, Frequency announced a partnership with AstellasPharma Inc. under which Astellas agreed to oversee development and commercialization of its lead program worldwide, except the United States, where Frequency will assume those responsibilities.

              Otonomy, Inc. and Applied Genetic Technologies Corporation have entered into a strategic collaboration to co-develop and co-commercialize an AAV-based gene therapy to restore hearing in individuals with sensorineural hearing loss caused by a mutation in the GJB2 gene. This program is in preclinical development.

              Sensorion SA is focused on developing potential therapies for inner ear disorders. Sensorion has announced a collaboration with Institut Pasteur in gene therapy programs targeting hearing loss. The company has two preclinical gene therapy programs targeting the Usher Syndrome Type I and OTOF-deficiency.

Intellectual Property

              We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field. Additionally, we intend to rely on regulatory protection afforded through rare drug designations, data exclusivity, and market exclusivity as well as patent term extensions, where available.

              Our future commercial success depends, in part, on our ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business; defend and enforce in our intellectual property rights, in particular our patents rights; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating, or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

              The patent positions of biotechnology and pharmaceutical companies like ours are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. We also cannot ensure that patents will issue with respect to any patent applications that we or our licensors may file in the future, nor can we ensure that any of our owned or licensed patents or future patents will be commercially useful in protecting our product candidates and methods of manufacturing the same. In addition, the coverage claimed in a patent application may be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our products will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented, or invalidated by third parties. See "Risk Factors—Risks Related to Our Intellectual Property" for a more comprehensive description of risks related to our intellectual property.

              We generally file patent applications directed to our key programs in an effort to secure our intellectual property positions vis-a-vis these programs. Additionally, we file patent applications and in-license patents and patent applications directed to our genetic medicine platform, which includes AAVs and related technology, delivery devices and methods, and other related technologies. As of March 31, 2020, we owned one U.S. pending non-provisional patent application, six foreign pending patent applications, six pending Patent Cooperation Treaty, or PCT, applications and seven pending U.S. provisional patent applications and we had licenses to 10 granted or allowed U.S and foreign patents and 21 pending U.S. and foreign patent applications covering our key programs and pipeline.

              For any individual patent, the term depends on the applicable law in the country in which the patent is granted. In most countries where we have filed patent applications or in-licensed patents and patent applications, patents have a term of 20 years from the application filing date or earliest claimed nonprovisional priority date. In the United States, the patent term is 20 years but may be shortened if a patent is terminally disclaimed over another patent that expires earlier. The term of a U.S. patent may also be lengthened by a patent term adjustment in order to address administrative delays by the U.S. Patent and Trademark Office in granting a patent.

              In the United States, the term of a patent that covers an FDA-approved drug or biologic may be eligible for patent term extension in order to restore the period of a patent term lost during the premarket FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the natural expiration of the patent. The patent term restoration period is generally equal to the regulatory review period for the approved product which period occurs after the date the patent issued, subject to certain exceptions. Only one patent may be extended for a regulatory review period for any product, and the application for the extension must be submitted prior to the expiration of the patent. In the future, we may decide to apply for restoration of patent term for one of our currently owned or licensed patents to extend its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant biologics license application.

              The intellectual property portfolio for our most advanced programs as of March 31, 2020, is summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office may be significantly narrowed before issuance, if issued at all. We expect this may be the case with respect to some of our pending patent applications referred to below.

AK-OTOF

              The patent portfolio for our AK-OTOF program is based upon our owned and in-licensed patent portfolio, which includes patents and patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of delivering and using the same to treat hearing loss. The in-licensed patents and patent applications are subject to license agreements with the Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc., which we refer to collectively as MEE, and Lonza, as described herein. As of March 31, 2020, we owned or in-licensed four U.S. patents, four foreign patents, and 25 pending U.S., PCT, and foreign patent applications covering our product candidate AK-OTOF, including methods of treatment of hearing loss. While we believe that the specific and generic claims contained in our pending applications provide protection for the composition of matter and the method of using AK-OTOF to treat hearing loss, third parties may nevertheless challenge such claims in our patents. If any such claims are invalidated or rendered unenforceable for any reason, we will lose valuable intellectual property rights, and our ability to prevent others from competing with us would be impaired. Any U.S. or ex-U.S. patents that may issue from pending applications that we control, if any, for our hearing program, including our lead product candidate AK-OTOF, are projected to have a statutory expiration date in between 2034 and 2041, excluding any additional term for patent term adjustments or patent term extensions, if applicable.

AK-antiVEGF

              The patent portfolio for our AK-antiVEGF program is based upon our owned and in-licensed patent portfolio that includes patents and patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of delivering and using the same to treat vestibular schwannoma. The in-licensed patents and patent applications are subject to license agreements with MEE and Lonza described herein. As of March 31, 2020, we owned or in-licensed four U.S. patents, four foreign patents, and 17 pending U.S., PCT, and foreign patent applications covering our vestibular schwannoma product candidate, including methods of treatment of vestibular schwannoma. While we believe that the specific and generic claims contained in our pending applications provide protection for the composition of matter and the method of using our vestibular schwannoma candidate, third parties may nevertheless challenge such claims in our patents. If any such claims are invalidated or rendered unenforceable for any reason, we will lose valuable intellectual property rights, and our ability to prevent others from competing with us would be impaired. Any U.S. or ex-U.S. patents that may issue from pending applications that we control, if any, for our hearing program, including our product candidate for vestibular schwannoma, are projected to have a statutory expiration date in between 2034 and 2038, excluding any additional term for patent term adjustments or patent term extensions, if applicable.

Trademark Protection

              As of March 31, 2020, we owned two trademark applications for AKOUOS, INC. with the U.S. Patent and Trademark Office. We plan to register trademarks in connection with our biological products.

Licensed Intellectual Property

Massachusetts Eye and Ear License

              In October 2017, we entered into a License Agreement with MEE, or the MEE License, under which we received an exclusive, non-transferable, sublicensable, worldwide, royalty-bearing license to certain patent rights and know-how, including rights related to AAVAnc, including AAVAnc80, to research, develop, make, have made, manufacture, use, sell, offer to sell, import, export, market, promote, distribute, register and otherwise commercially exploit licensed products in the treatment, diagnosis, prevention, and palliation of any and all balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders, in each case, with a total prevalence in the United States of less than 3,000 patients, and an exclusive, non-transferable, sublicensable, worldwide, royalty-bearing license under MEE's rights, title and interest in certain patents co-owned by MEE and Children's Medical Center Corporation, or BCH, to research, develop, make, have made, manufacture, use, sell, offer to sell, import, export, market, promote, distribute, register and otherwise commercially exploit licensed products in the treatment, diagnosis, prevention, and palliation of any and all balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders, including, but not limited to, those with a total prevalence in the United States of less than 3,000 patients. We are obligated to use commercially reasonable efforts to develop and commercialize the MEE licensed products, including filing an IND or Investigational Medicinal Product Dossier in any country in the European Union or an equivalent application in any country within 18 months of completion of GLP toxicology studies for a licensed product. Under certain circumstances, we may be obligated to pursue a program directed to a gene target in order to retain our rights under the agreement to such gene target. MEE is responsible for the prosecution and maintenance of licensed patent rights. If MEE elects not to file, continue to prosecute or maintain such licensed patent rights in our field of use, MEE must notify us within a specified period before any applicable deadline. We would then have the right, but not the obligation, to file, continue to prosecute, or maintain the licensed patent rights. MEE has the first right, but not the duty, to enforce the licensed patents against use by a third party. If MEE does not initiate enforcement of the patents within a specified period after learning of an infringement, then we have the right, but not the duty, to initiate such enforcement efforts within our field of use of the MEE License. If a third party brings an infringement action regarding the patents within our field of use, we have the right, with respect to certain intellectual property rights in the MEE License, to defend at our own cost and expense. MEE has the right to intervene and assume control of such a defense at its own expense.

              Upon entering into the MEE License, we issued shares of our common stock to MEE. We are also subject to development, regulatory, and sales milestone payment obligations in amounts corresponding to achievements denoted in the MEE License, totaling approximately $17.7 million. We are additionally obligated to pay certain royalties on a licensed product-by-licensed product and country-by-country basis, beginning after the first commercial sale of an MEE licensed product in a given country and lasting until the later of (i) the expiration of the last valid claim in the licensed patents or (ii) ten years after the first commercial sale of such MEE licensed product or products commercialized using BCH's patent rights, or the MEE Royalty Term. Such royalties shall be based on the portion of annual worldwide net sales within certain royalty tiers at percentages in the mid to high single digits denoted in the MEE License. The mere manufacture of an MEE licensed product or a product commercialized using BCH's patent rights without a sale or other transfer does not give rise to a royalty claim under the MEE License.

              The MEE License remains in effect until the last expiration date of the last to expire MEE Royalty Term, unless terminated earlier. We have the right to terminate the MEE License at will, in its entirety or with respect to specific intellectual property rights licensed to us under the MEE License and with or without cause, by 90 days' advance written notice to MEE, or upon MEE's material breach of the MEE License, provided that MEE does not cure such material breach within a specified period. MEE has the right to terminate the MEE License in its entirety if (i) we fail to make any payment due within a specified period after MEE notifies us of such failure, (ii) we or our affiliates challenge the validity of the licensed patent rights, (iii) we fail to maintain required insurance, or (iv) we become insolvent or bankrupt. MEE also has the right to terminate our rights to specific intellectual property rights it has licensed to us under the MEE License if we materially breach certain diligence obligations and do not cure within a specified period after written notice from MEE.

Lonza Houston, Inc. Sublicense

              In October 2017, we entered into a Sublicense Agreement with Lonza, or the Lonza Sublicense, as amended on December 11, 2018, under which we received an exclusive, non-transferable, sublicensable, worldwide, royalty-bearing sublicense to certain MEE patent rights and know-how related to AAV ancestral technology, including AAVAnc80, to research, develop, make, have made, manufacture, use, sell, offer to sell, import, export, market, promote, distribute, register and otherwise commercially exploit licensed products for the treatment, diagnosis, prevention, and palliation of any and all balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders, but excluding all such disorders or diseases with a total prevalence in the United States of less than 3,000 patients. We are obligated to use commercially reasonable efforts to develop and commercialize the Lonza sublicensed products, including filing an IND or Investigational Medicinal Product Dossier in any country in the European Union or an equivalent application in any country within 18 months of completion of GLP toxicology studies for a licensed product. Under certain circumstances, we may be obligated to pursue a program directed to a gene target in order to retain our rights under the agreement to such gene target. MEE is responsible for the prosecution and maintenance of patent rights licensed to Lonza and sublicensed by Lonza to us. If MEE elects not to file, continue to prosecute, or maintain the patent rights in the field of use sublicensed to us, MEE must notify us within a specified period before any applicable deadline. We would then have the right, but not the obligation, to file, continue to prosecute or maintain the patent rights within our field of use of the Lonza Sublicense. If we assume responsibility for the prosecution or maintenance of the patent rights in our field of use and elect not to continue prosecution or maintenance of such rights, we must notify Lonza in writing within a specified period before any applicable deadline. MEE has the first right, but not the duty, to enforce the patents against use by a third party. If MEE does not initiate enforcement of the patents within a specified period after learning of an infringement, then we shall have the right, but not the duty, to initiate such enforcement efforts within our field of use of the Lonza Sublicense. If we do not initiate efforts to cease an infringement within a specified period from which we gained the right to, then Lonza shall have the right, but not the duty, to initiate enforcement efforts. If a third party brings an infringement action regarding the patents within our field of use, we shall have the right, with respect to certain intellectual property rights in the Lonza Sublicense, to defend at our own cost and expense. MEE and/or Lonza shall have the right to intervene and assume control of such a defense at its own expense.

              Upon entering into the Lonza Sublicense, we issued shares of our common stock to Lonza. We are also subject to development, regulatory, and sales milestone payment obligations in amounts corresponding to achievements denoted in the Lonza Sublicense, totaling approximately $18.5 million. We are additionally obligated to pay certain royalties beginning after the first commercial sale of a Lonza sublicensed product and lasting until the later of (i) the expiration of the last valid claim in the patent or (ii) ten years after the first commercial sale of such Lonza sublicensed product, or the Lonza Royalty Term. Such royalties shall be based on the portion of annual worldwide net sales within certain royalty tiers at percentages in the mid to high-single digits denoted in the Lonza Sublicense. The mere manufacture of a Lonza sublicensed product without a sale or other transfer does not give rise to a royalty claim under the Lonza Sublicense.

              The Lonza Sublicense remains in effect until the last expiration date of the last to expire Lonza Royalty Term, unless terminated earlier. We have the right to terminate the Lonza Sublicense at will, in its entirety or with respect to specific intellectual property rights sublicensed to us under the Lonza Sublicense and with or without cause, by 90 days' advance written notice to Lonza, or upon Lonza's material breach of the Lonza Sublicense, provided that Lonza does not cure such material breach within a specified period. Lonza has the right to terminate the Lonza Sublicense in its entirety if (i) we fail to make any payment due within a specified period after Lonza notifies us of such failure, (ii) we or our affiliates challenge the validity of the sublicensed patent rights, (iii) we fail to maintain required insurance, or (iv) we become insolvent or bankrupt. Lonza also has the right to terminate our rights to specific intellectual property rights it has sublicensed to us under the Lonza Sublicense if we materially breach certain diligence obligations and do not cure within a specified period after written notice from Lonza.

              In October 2017, we entered into a Letter Agreement Regarding Sublicense of Ancestral Technology, or the Letter Agreement, with MEE regarding the Lonza Sublicense. The purpose of the Letter Agreement was to confirm the understanding between MEE and us regarding the patent rights and know-how sublicensed to us in the Lonza Sublicense.

              MEE consented to the execution, delivery, and performance of the Lonza Sublicense and agreed to abide by the terms and conditions of the Lonza Sublicense which are expressly applicable to each of them to the same extent as if they were each a party to the Lonza Sublicense. To the extent that any terms of the Lonza Sublicense conflict with the terms of the license agreement Lonza entered into in August 2016 with MEE, or the Lonza License, the terms of the Lonza Sublicense shall control.

MEE also agreed to waive and release any and all rights to enforce terms, conditions, and provisions of the Lonza License which conflict with the Lonza Sublicense. Between the MEE License and the Lonza Sublicense, we have the license rights to any and all balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders described above at all prevalence levels.

Government Regulation

              Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

              In the United States, our product candidates would be regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the FDCA and its implementing regulations and guidances. The failure to comply with the applicable U.S. requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process, or post-approval process, may subject an applicant to delays in the conduct of the study, regulatory review, and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA's refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension, or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations, and penalties brought by the FDA or the Department of Justice, or DOJ, and other governmental entities, including state agencies.

              An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

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  preclinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA's GLP regulations;

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  completion of the manufacture, under cGMP conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

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  submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

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  approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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  performance of adequate and well-controlled human clinical trials to establish the safety, potency, and purity of the product candidate for each proposed indication, in accordance with current Good Clinical Practices, or GCP;

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  preparation and submission to the FDA of a biologics license application, or BLA, for a biologic product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

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  review of the product by an FDA advisory committee, where appropriate or if applicable;

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  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods, and controls are adequate to preserve the product's identity, strength, quality, and purity;

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  satisfactory completion of any FDA audits of the preclinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the BLA;

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  payment of user Prescription Drug User Free Act, or PDUFA, securing FDA approval of the BLA and licensure of the new biologic product; and

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  compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and any post-approval studies or other post-marketing commitments required by the FDA.

Preclinical Studies and Investigational New Drug Application

              Before testing any biologic product candidate in humans, including a gene therapy product candidate, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the potential for efficacy and toxicity in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.

              An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin or recommence.

              As a result, submission of the IND may result in the FDA not allowing the trials to commence or allowing the trial to commence on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. Clinical holds are imposed by the FDA whenever there is concern for patient safety and may be a result of new data, findings, or developments in clinical, preclinical, and/or chemistry, manufacturing, and controls. This order issued by the FDA would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. This could cause significant delays or difficulties in completing our planned clinical trial or future clinical trials in a timely manner.

              Additionally, gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or the NIH, also are potentially subject to review by a committee within the NIH's Office of Science Policy called the Novel and Exceptional Technology and Research Advisory, or the NExTRAC. As of 2019, the charter of this review group has evolved to focus public review on clinical trials that cannot be evaluated by standard oversight bodies and pose unusual risks. With certain gene therapy protocols, FDA review of or clearance to allow the IND to proceed could be delayed if the NExTRAC decides that full public review of the protocol is warranted. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

Expanded Access to an Investigational Drug for Treatment Use

              Expanded access, sometimes called "compassionate use," is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

              When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

              There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act, or Cures Act, passed in 2016, if a sponsor has a policy regarding how it responds to expanded access requests, it must make that policy publicly available. Although these requirements were rolled out over time, they have now come into full effect. This provision requires drug and biologic companies to make publicly available their policies for expanded access for individual patient access to products intended for serious diseases. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 trial; or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

              In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

Human Clinical Trials in Support of a BLA

              Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease or condition to be treated under the supervision of a qualified principal investigator in accordance with GCP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

              A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain regulatory requirements of the FDA in order to use the trial as support for an IND or application for marketing approval. Specifically, the FDA requires that such trials be conducted in accordance with GCP, including review and approval by an independent ethics committee and informed consent from participants. The GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA's regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign trials are conducted in a manner comparable to that required for clinical trials in the United States.

              Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent.

              Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, or DSMB. This group may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on certain available data from the trial to which only the DSMB has access. Finally, research activities involving infectious agents, hazardous chemicals, recombinant DNA, and genetically altered organisms and agents may be subject to review and approval of an Institutional Biosafety Committee, or IBC, in accordance with NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules.

              Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

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  Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients.

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  Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple

    Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.

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  Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy, and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic; such Phase 3 studies are referred to as "pivotal."

              In some cases, the FDA may approve a BLA for a product but require the sponsor to conduct additional clinical trials to further assess the product's safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

              Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA's internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

              For products intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, FDA will meet early in the development process to discuss pediatric study plans with sponsors and FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than 90 days after FDA's receipt of the study plan.

              The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

              Information about applicable clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Special Regulations and Guidance Governing Gene Therapy Products

              We expect that the procedures and standards applied to gene therapy products will be applied to any product candidates we may develop. The FDA has defined a gene therapy product as one that seeks to modify or manipulate the expression of a gene or to alter the biological properties of living cells for therapeutic use. The products may be used to modify cells in vivo or transferred to cells ex vivo prior to administration to the recipient.

              Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissues and Advanced Therapies, and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. The NIH, including NExTRAC, also advises the FDA on gene therapy issues and other issues related to emerging biotechnologies. The FDA and the NIH have published guidance documents with respect to the development and submission of gene therapy protocols.

              The FDA has issued various guidance documents regarding gene therapies, including recent final guidance documents released in January 2020 relating to chemistry, manufacturing, and controls information for gene therapy INDs, long-term follow-up after the administration of gene therapy products, gene therapies for rare diseases and gene therapies for retinal disorders. Although the FDA has indicated that these and other guidance documents it previously issued are not legally binding, compliance with them is likely necessary to gain approval for any gene therapy product candidate. The guidance documents provide additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the chemistry, manufacturing, and control information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe for potential delayed adverse effects in participants who have received investigational gene therapies with the duration of follow-up based on the potential for risk of such effects. For AAV vectors specifically, the FDA typically recommends that sponsors continue to monitor participants for potential gene therapy-related adverse events for up to a five-year period.

              Until 2019, most gene therapy clinical trials in the United States required pre-review by the predecessor of NExTRAC before being approved by the IRBs and any local biosafety boards or being allowed to proceed by FDA. In 2019, the NIH substantially eliminated the pre-review process and going forward, the review of gene therapy clinical trial protocols would be largely handled by local IRBs and IBCs, in addition to FDA. Furthermore, in 2019, the NIH removed from public access the Genetic Modification Clinical Research Information System database, which previously contained substantial amounts of safety and other participant information regarding human gene therapy trials performed up to that time.

Compliance with cGMP Requirements

              Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

              Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections must follow a "risk-based schedule" that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Review and Approval of a BLA

              The results of product candidate development, preclinical testing, and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2020 is $2,942,965 for an application requiring clinical data. The sponsor of a licensed BLA is also subject to an annual program fee, which for fiscal year 2020 is $325,424. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

              The FDA has 60 days after submission of the application to conduct an initial review to determine whether it is sufficient to accept for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under the PDUFA, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of the application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

              Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure, and potent, and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure, and potent. On the basis of the FDA's evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of preclinical and clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Such resubmissions are classified under PDUFA as either Class 1 or Class 2. The classification of a resubmission is based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has two months to review a Class 1 resubmission and six months to review a Class 2 resubmission. The FDA will not approve an application until issues identified in the complete response letter have been addressed.

              The FDA may also refer the application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

              If the FDA approves a new product, it may limit the approved indication(s) for use of the product. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product's efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy, Priority Review, and Regenerative Medicine Advanced Therapy Designations

              The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation, priority review designation, and regenerative medicine advanced therapy designation.

              Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product's application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA's time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

              Second, in 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act. This law established a new regulatory scheme allowing for expedited review of products designated as "breakthrough therapies." A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner. This designation also holds the potential for priority review of the investigational product.

              Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on a marketing application from ten months to six months.

              With passage of the Cures Act in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative medicine advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. In a recent guidance on expedited programs for regenerative medicine therapies for serious conditions, FDA specified that its interpretation of the definition of regenerative medicine advanced therapy products includes gene therapies that lead to a sustained effect on cells or tissues, such as in vivo AAV vectors delivered to non-dividing cells. The benefits of a regenerative medicine advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review, and accelerated approval based on surrogate or intermediate endpoints.

Accelerated Approval Pathway

              The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

              For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

              The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

              The accelerated approval pathway is usually contingent on a sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies or confirm a clinical benefit during post-marketing studies would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Post-Approval Regulation

              If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

              A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

              Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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  fines, warning letters or holds on post-approval clinical trials;

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  refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

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  product seizure or detention, or refusal to permit the import or export of products; or

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  injunctions or the imposition of civil or criminal penalties.

              Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Although healthcare providers may prescribe products for off-label uses in their professional judgment, drug manufacturers are prohibited from soliciting, encouraging or promoting unapproved uses of a product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

              The FDA strictly regulates the marketing, labeling, advertising, and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug's safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product's prescribing information. In the United States, healthcare professionals are generally permitted to prescribe drugs for such uses not described in the drug's labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers' communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

              If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Orphan Drug Designation

              Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the biologic for the disease or condition will be recovered from sales of the product in the United States.

              Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product's marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development at the FDA based on acceptable confidential requests made under the regulatory provisions. The product must then go through the review and approval process like any other product.

              A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

              If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor's marketing application for the same product for the same indication for seven years, except in certain limited circumstances. In particular, the concept of what constitutes the "same drug" for purposes of orphan drug exclusivity remains in flux in the context of gene therapies, and the FDA has issued recent draft guidance suggesting that it would not consider two gene therapy products to be different drugs solely based on minor differences in the transgenes or vectors within a given vector class. If a product designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

              The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

Pediatric Exclusivity

              Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity that cover the product are extended by six months.

Biosimilars and Exclusivity

              The 2010 Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. A biosimilar is a biological product that is highly similar to an existing FDA-licensed "reference product." As of January 1, 2020, the FDA has approved 26 biosimilar products for use in the United States. No interchangeable biosimilars, however, have been approved. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidances are expected to be finalized by the FDA in the near term.

              Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

              Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. Since the passage of the BPCIA, many states have passed laws or amendments to laws, including laws governing pharmacy practices, which are state-regulated, to regulate the use of biosimilars.

Federal and State Data Privacy and Security Laws

              Under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, the U.S. Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information, or PHI, used or disclosed by covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes, and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their regulations, including the omnibus final rule published on January 25, 2013, also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that are applicable to our business. In addition to possible federal civil and criminal penalties for HIPAA violations, state attorneys general are authorized to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney's fees and costs associated with pursuing federal civil actions. Accordingly, state attorneys general (along with private plaintiffs) have brought civil actions seeking injunctions and damages resulting from alleged violations of HIPAA's privacy and security rules. New laws and regulations governing privacy and security may be adopted in the future as well.

              Additionally, California recently enacted legislation that has been dubbed the first "GDPR-like" law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA went into effect on January 1, 2020 and requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. The CCPA could impact our business activities depending on how it is interpreted and exemplifies the vulnerability of our business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information.

              Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our current or future business activities, including certain clinical research, sales, and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such privacy and data security laws. The heightening compliance environment and the need to build and maintain robust and secure systems to comply with different privacy compliance and/or reporting requirements in multiple jurisdictions could increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. If our operations are found to be in violation of any of the privacy or data security laws or regulations described above that are applicable to us, or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil, and administrative penalties, damages, fines, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, and/or oversight if we become subject to a consent decree or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws.

Patent Term Restoration and Extension

              In the United States, a patent claiming a new biologic product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one-half the time between the effective date of the investigational new drug application, or IND, involving human beings and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension in consultation with the FDA.

FDA Approval of Companion Diagnostics

              In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product's labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products.

              Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

              The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain premarket approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device's safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. For federal fiscal year 2020, the standard fee is $340,995 and the small business fee is $85,249.

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

              In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy, and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

              Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

              In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, but it has not yet become effective. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new legislation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. As of January 1, 2020, the website of the European Commission reported that the implementation of the new Clinical Trials Regulation was dependent on the development of a fully functional clinical trials portal and database, which would be confirmed by an independent audit, and that the new legislation would come into effect six months after the European Commission publishes a notice of this confirmation. The website indicated that the audit was expected to commence in December 2020.

              Parties conducting certain clinical trials must, as in the United States, post clinical trial information in the European Union at the EudraCT website: https://eudract.ema.europa.eu.

PRIME Designation in the European Union

              In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority Medicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at the EMA's Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

              To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

              The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. Manufacturers must demonstrate the quality, safety, and efficacy of their products to the EMA, which provides an opinion regarding the MAA. The European Commission grants or refuses marketing authorization in light of the opinion delivered by the EMA.

              Specifically, the grant of marketing authorization in the European Union for products containing viable human tissues or cells such as gene therapy medicinal products is governed by Regulation 1394/2007/EC on advanced therapy medicinal products, read in combination with Directive 2001/83/EC of the European Parliament and of the Council, commonly known as the Community code on medicinal products. Regulation 1394/2007/EC lays down specific rules concerning the authorization, supervision, and pharmacovigilance of gene therapy medicinal products, somatic cell therapy medicinal products, and tissue engineered products. Manufacturers of advanced therapy medicinal products must demonstrate the quality, safety, and efficacy of their products to EMA which provides an opinion regarding the application for marketing authorization. The European Commission grants or refuses marketing authorization in light of the opinion delivered by EMA.

              Under the centralized procedure, the CHMP established at the EMA is responsible for conducting an initial assessment of a product. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Specialized Procedures for Gene Therapies

              The grant of marketing authorization in the European Union for gene therapy products is governed by Regulation 1394/2007/EC on advanced therapy medicinal products, read in combination with Directive 2001/83/EC of the European Parliament and of the Council, commonly known as the Community code on medicinal products. Regulation 1394/2007/EC includes specific rules concerning the authorization, supervision, and pharmacovigilance of gene therapy medicinal products. Manufacturers of advanced therapy medicinal products must demonstrate the quality, safety, and efficacy of their products to the EMA, which provides an opinion regarding the MAA. The European Commission grants or refuses marketing authorization in light of the opinion delivered by the EMA.

Regulatory Data Protection in the European Union

              In the European Union, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic (abbreviated) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator's data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Patent Term Extensions in the European Union and Other Jurisdictions

              The European Union also provides for patent term extension through Supplementary Protection Certificates, or SPCs. The rules and requirements for obtaining a SPC are similar to those in the United States. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date and can provide up to a maximum of fifteen years of marketing exclusivity for a drug. In certain circumstances, these periods may be extended for six additional months if pediatric exclusivity is obtained, which is described in detail below. Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union.

Periods of Authorization and Renewals

              A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

              Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union's stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer's license is mandatory, must also be conducted in strict compliance with the EMA's GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities, and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Orphan Drug Designation and Exclusivity

              Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

              An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a "similar medicinal product." A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

Brexit and the Regulatory Framework in the United Kingdom

              On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020, which is extendable up to two years. Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the United Kingdom will not accept high regulatory alignment with the European Union.

              Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

              Furthermore, while the Data Protection Act of 2018 in the United Kingdom that "implements" and complements the European Union General Data Protection Regulation, or GDPR, has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under GDPR. During the period of "transition" (i.e., until December 31, 2020), European Union law will continue to apply in the United Kingdom, including the GDPR, after which the GDPR will be converted into United Kingdom law. Beginning in 2021, the United Kingdom will be a "third country" under the GDPR. We may, however, incur liabilities, expenses, costs, and other operational losses under GDPR and applicable European Union Member States and the United Kingdom privacy laws in connection with any measures we take to comply with them.

General Data Protection Regulation

              The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

Coverage, Pricing, and Reimbursement

              Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may seek regulatory approval by the FDA or other government authorities. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Even if any product candidates we may develop are approved, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

              In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, any companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement applicable to pharmaceutical or biological products will apply to any companion diagnostics.

              The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company's revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

              Outside the United States, ensuring adequate coverage and payment for any product candidates we may develop will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost-effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

              In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Law and Regulation

              Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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  the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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  the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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  the federal civil monetary penalty and false statement laws and regulations relating to pricing and submission of pricing information for government programs, including penalties for knowingly and intentionally overcharging 340b eligible entities and the submission of false or fraudulent pricing information to government entities;

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  HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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  HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that perform services for them, that involve the use, or disclosure of, individually identifiable health information, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

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  the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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  the Foreign Corrupt Practices Act, which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

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  the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, or PPACA, as amended by the Health Care Education Reconciliation Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

              Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. In addition, certain state and local laws require drug manufacturers to register pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

              If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight, and reporting obligations, and the curtailment or restructuring of our operations.

Healthcare Reform

              A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control, and other changes to the healthcare system in the United States.

              By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the PPACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Among the provisions of the PPACA of importance to our potential product candidates are:

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  an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

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  expanded manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price" for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

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  addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

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  expanded the types of entities eligible for the 340B drug discount program;

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  established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient products to be covered under Medicare Part D;

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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  the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products. However, the IPAB implementation has been not been clearly defined. The PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

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  established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

              Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2029 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, which was enacted in January 2013, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

              Since enactment of the PPACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the "individual mandate." The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." The Congress may consider other legislation to replace elements of the PPACA during the next Congressional session.

              The Trump Administration has also taken executive actions to undermine or delay implementation of the PPACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. One Executive Order directs federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the PPACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in PPACA risk corridor payments to third-party payors who argued were owed to them. This decision is under review by the U.S. Supreme Court during its current term. The full effects of this gap in reimbursement on third-party payors, the viability of the PPACA marketplace, providers, and potentially our business, are not yet known.

              In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the PPACA is an essential and inseverable feature of the PPACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the PPACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the same judge issued an order staying the judgment pending appeal. The Trump Administration recently represented to the Court of Appeals considering this judgment that it does not oppose the lower court's ruling. On July 10, 2019, the Court of Appeals for the Fifth Circuit heard oral argument in this case. On

December 18, 2019, that court affirmed the lower court's ruling that the individual mandate portion of the PPACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the PPACA. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review this case.

              Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on May 11, 2018, the Administration issued a plan to lower drug prices. Under this blueprint for action, the Administration indicated that the Department of Health and Human Services will take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers' ads to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare's drug-pricing dashboard to increase transparency; prohibit Part D contracts that include "gag rules" that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending, and drug price increases. On March 10, 2020, the current presidential administration sent "principles" for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. In addition, on December 23, 2019, the Trump Administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

              At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

              There have been, and likely will continue to be, additional legislative and regulatory proposals at the foreign, federal, and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

Employees

              As of March 31, 2020, we had 54 full-time employees, including a total of 22 employees with M.D. or Ph.D. degrees. Of these full-time employees, 43 were engaged in research and development. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

              Our principal facilities consist of office and laboratory space. We occupy approximately 37,500 square feet of office space in Boston, Massachusetts under a lease that currently expires in February 2028. We believe our facilities are adequate to meet our current needs.

Legal Proceedings

              We are not currently subject to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

              The following table sets forth the name, age as of March 31, 2020, and position of each of our executive officers and directors.

Name	Age	Position
Executive Officers
Emmanuel Simons, Ph.D., M.B.A.	37	President and Chief Executive Officer, Director
Michael McKenna, M.D.	63	Chief Medical Officer
Rabia Gurses Ozden, M.D.	52	Chief Development Officer
Gregory Robinson, Ph.D.	61	Chief Scientific Officer
Non-Employee Directors
Edward T. Mathers	59	Director
Kush M. Parmar, M.D., Ph.D.	39	Director
Heather Preston, M.D.	54	Director
Vicki Sato, Ph.D.	71	Director
Chris Smith	57	Director
Arthur O. Tzianabos, Ph.D.	57	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

Executive Officers

              Emmanuel Simons, Ph.D., M.B.A. co-founded Akouos in March 2016 and has served as our president and chief executive officer and as a member of our board of directors since our inception. Prior to founding Akouos, Dr. Simons held leadership roles in business and corporate development at Voyager Therapeutics, Inc., a biotechnology company, from November 2014 to August 2016 and at Warp Drive Bio LLC, a biotechnology company, from June 2012 to November 2014. Earlier in his career, Dr. Simons was an Entrepreneurial Fellow at Flagship Pioneering, where he was a member of the founding team at Seres Therapeutics, Inc. Dr. Simons earned an A.B. magna cum laude in neuroscience and music from Harvard College, a Ph.D. in biomedical engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School. We believe that Dr. Simons' extensive leadership experience in the life sciences industry and his extensive knowledge of our company based on his role as a founder and as our president and chief executive officer qualify him to serve as a member of our board of directors.

              Michael McKenna, M.D. co-founded Akouos in March 2016 and has served as our chief medical officer since June 2018. Dr. McKenna is a world-renowned neurotologist with expertise in translational inner ear drug delivery research. Prior to joining Akouos, Dr. McKenna held the Joseph B. Nadol, Jr. Chair at the Massachusetts Eye and Ear Infirmary, or MEE, which he joined in 1989, and was the director of the Division of Otology and Neurotology at MEE and a professor of otolaryngology at Harvard Medical School since 1996. Dr. McKenna holds an M.D. from the University of Southern California School of Medicine, completed his otolaryngology residency at Harvard Medical School, and completed his fellowship in neurotology and base skull surgery at the House Ear Clinic.

              Rabia Gurses Ozden, M.D. has served as our chief development officer since October 2019. From January 2019 to August 2019, Dr. Ozden served as the chief medical officer of Nightstar Therapeutics plc, a biotechnology company that was acquired by Biogen Inc. in 2019. From March 2018 to May 2019, Dr. Ozden served as consultant head of Ophthalmology Clinical Research and Development at Clementia Pharmaceuticals, Inc., a biotechnology company. From April 2018 to January 2019, Dr. Ozden served as an ophthalmology consultant for Ionis Pharmaceuticals, a biotechnology company, and from July 2018 to January 2019, Dr. Ozden served as an ophthalmology consultant for ProQR Therapeutics, a biotechnology company, and Nevakar, Inc., a specialty pharmaceutical company. From July 2015 to March 2018, Dr. Ozden served as vice president of clinical research and development at Applied Genetic Technologies Corporation, a biotechnology company, and from May 2014 to June 2015, Dr. Ozden served as vice president and head of clinical ophthalmology at GlaxoSmithKline plc, a pharmaceutical company. Earlier in her career, Dr. Ozden also held clinical development and operations roles at Quark Pharmaceuticals, a pharmaceutical company, Bausch & Lomb Pharmaceutical, a division of Bausch Health Companies Inc., and Carl Zeiss Meditec AG, a technology company and subsidiary of Carl Zeiss AG. Dr. Ozden earned her M.D. from Hacettepe University School of Medicine, completed an ophthalmology residency at Ankara University School of Medicine, and completed her fellowship in glaucoma at the New York Eye and Ear Infirmary.

              Gregory Robinson, Ph.D. has served as our chief scientific officer since September 2019. From August 2016 to July 2019, Dr. Robinson served as the chief scientific officer at Nightstar Therapeutics plc, a biotechnology company that was acquired by Biogen Inc. in 2019. From November 2014 to August 2016, Dr. Robinson served as chief scientific officer at Agilis Biotherapeutics LLC, a biotechnology company that was subsequently acquired by PTC Therapeutics, Inc. From 2007 to 2014, Dr. Robinson was a member of or led the discovery research group and was senior director of scientific licensing at Shire plc, a pharmaceutical company that was acquired by Takeda Pharmaceutical Company Limited, a pharmaceutical company, where he evaluated rare disease opportunities. Prior to joining Shire plc, Dr. Robinson led the biology and drug discovery group at Eyetech Pharmaceuticals Inc. from 2003 to 2007. From 1992 to 2003, Dr. Robinson held various positions at Pharmacia Corporation and Hybridon, Inc. Dr. Robinson holds a B.S. in Biology from Macalester College and a Ph.D. in Biochemistry from Boston University.

Non-Employee Directors

              Edward T. Mathers has served on our board of directors since October 2017. Mr. Mathers has been a partner at New Enterprise Associates, Inc., a venture capital firm, since August 2008. Mr. Mathers has served on the boards of directors of Mirum Pharmaceuticals, Inc. since November 2018, Trevi Therapeutics, Inc. since July 2017, ObsEva SA since November 2015, Rhythm Pharmaceuticals Inc. since March 2010, Ra Pharmaceuticals, Inc. since February 2010, and Synologic, Inc. since October 2012. Mr. Mathers served on the board of directors of Liquidia Technologies from April 2009 to May 2019. He is also on the board of a number of private life sciences companies. Mr. Mathers earned his B.S. in chemistry from North Carolina State University. We believe Mr. Mathers' experience investing in and advising life sciences companies, as well as his experience as a director of public and private companies in the life sciences industry, qualify him to serve on our board of directors.

              Kush M. Parmar, M.D., Ph.D. has served on our board of directors since October 2017. Dr. Parmar has been a Managing Partner and Member at 5AM Ventures, a venture capital firm, since January 2016. Previously, Dr. Parmar was a Partner from January 2014 to December 2016 and a Principal from January 2012 to December 2014 at 5AM Ventures. Dr. Parmar has served on the board of directors of Homology Medicines, Inc. since December 2015, and previously served on the board of directors of Arvinas, Inc. from July 2013 to November 2019, Audentes Therapeutics, Inc. from 2013 to November 2018 and scPharmaceuticals, Inc. from March 2014 to July 2018. Dr. Parmar holds a Ph.D. in experimental pathology from Harvard University, an M.D. from Harvard Medical School, and an A.B. in molecular biology and medieval studies from Princeton University. We believe Dr. Parmar's extensive experience in the venture capital industry, medical and scientific background and training, and service on the boards of other public and private biopharmaceutical and biotechnology companies qualify him to serve on our board of directors.

              Heather Preston, M.D. has served on our board of directors since February 2020. Dr. Preston is currently managing partner at Pivotal bioVentures, a venture capital firm, which she joined in July 2018. From May 2005 to July 2018, Dr. Preston was a firm partner and managing director of TPG Biotech, a venture capital firm. She currently serves on the boards of directors of Karuna Therapeutics since April 2019, Oxford Biomedica since March 2019, and Entasis Therapeutics Inc. since June 2019, and on the boards of a number of private companies. Dr. Preston previously served on the board of directors of Albireo Pharma, Inc. from November 2016 to June 2018, Alder Biopharmaceuticals from December 2007 to October 2019, and Otonomy, Inc. from August 2010 until February 2020. Prior to joining TPG Biotech, Dr. Preston served for two years as a medical device and biotechnology venture capital investor at JP Morgan Partners, LLC, a private equity firm. Prior to that, she was an entrepreneur-in-residence at New Enterprise Associates, a venture capital firm. Dr. Preston holds a B.Sc.Hons degree in biochemistry from the University of London and an M.B.B.Chir degree in medicine from the University of Oxford. After leaving Oxford, Dr. Preston completed a postdoctoral fellowship in molecular biology at the Dana Farber Cancer Institute, Harvard University. Dr. Preston completed her training in Internal Medicine at the Massachusetts General Hospital and then sub-specialized in Gastroenterology and Hepatology at U.C.S.F. During Dr. Preston's academic career, she was the recipient of a Fulbright Scholarship, a Fulbright Cancer Research Scholarship, a Harlech Scholarship, and a Science and Engineering Research Council Post-Doctoral Fellowship Award. We believe Dr. Preston's experience as an investor in biopharmaceutical and life sciences companies, educational background, and leadership in the medical and life science industries qualify her to serve on our board of directors.

              Vicki Sato, Ph.D. has served on our board of directors since February 2020. She was a professor of management practice at Harvard Business School from September 2006 to July 2017 and was a professor in the Department of Molecular and Cell Biology at Harvard University from July 2005 until October 2015. From 2000 to 2005, she served as president of Vertex Pharmaceuticals, Inc., a biotechnology company. From 1994 to 2000, she was the senior vice president of research and development at Vertex and from 1992 to 1994, she was the vice president of research and chief scientific officer. Prior to joining Vertex, Dr. Sato served as vice president of research at Biogen Inc. Dr. Sato has served on the board of directors at Bristol Myers Squibb Company since 2006, BorgWarner, Inc. since 2014, Denali Therapeutics, Inc. since April 2013, and Vir Biotechnology, Inc. since December 2016. Dr. Sato previously served on the board of Syros Pharmaceuticals, Inc. from August 2013 to December 2019. Dr. Sato received her A.B. in Biology from Radcliffe College and her A.M. and Ph.D. in Biology from Harvard University. She conducted her postdoctoral work at both the University of California, Berkeley and Stanford Medical Center. We believe Dr. Sato's experience as a senior executive and as a director of several life sciences companies and knowledge of our industry qualify her to serve on our board of directors.

              Chris Smith has served on our board of directors since July 2018. Since October 2019, Mr. Smith has been chief executive officer of Ortho Clinical Diagnostics, an in vitro diagnostics company. Previously, Mr. Smith was chief executive officer of Cochlear Ltd., a medical device company headquartered in Australia, from July 2015 through January 2018 and previously served as president of Cochlear North America, senior vice president of Cochlear bone anchored solutions and senior vice president of global support operations, having joined Cochlear in 2004. Prior to Cochlear Ltd., Mr. Smith held several senior executive roles including chief executive officer in residence for private equity firm Warburg Pincus and global group president of Gyrus Group Plc., a surgical products company. Mr. Smith has served on the boards of directors of several private companies. He previously served on the board of directors of Universal Biosensors from August 2013 to August 2015 and Cochlear Ltd. (Australia) from June 2015 to January 2018 and on the boards of directors of Xtent Inc.

and Startek Inc. Mr. Smith holds a Bachelor of Science degree from Texas A&M University. We believe Mr. Smith's business experience in the biotechnology industry, including for cochlear implants, qualifies him to serve on our board of directors.

              Arthur O. Tzianabos, Ph.D. has served on our board of directors since July 2018. Dr. Tzianabos has served as president, chief executive officer and member of the board of directors of Homology Medicines, Inc., a biotechnology company, since April 2016. Dr. Tzianabos joined Homology from OvaScience, Inc., a biotechnology company that has since merged with and into Millendo Therapeutics, Inc., where he served as president and chief scientific officer from September 2013 to March 2016. Prior to OvaScience, Dr. Tzianabos spent eight years at Shire plc, a pharmaceutical company that was acquired by Takeda Pharmaceutical Company Limited, a pharmaceutical company, where he served in positions of increasing responsibility, including senior director, discovery research, vice president, program management and senior vice president and head, research and early development. From 1992 to 2005, Dr. Tzianabos was a faculty member at Harvard Medical School and maintained laboratories at the Channing Laboratory, Brigham and Women's Hospital and the Department of Microbiology and Molecular Genetics at Harvard Medical School. Dr. Tzianabos has served on the board of directors of Stoke Therapeutics, Inc. since September 2018 and previously served on the board of directors of BIND Therapeutics, Inc. from October 2015 to July 2016. Dr. Tzianabos holds a B.S. in Biology from Boston College and a Ph.D. in Microbiology from the University of New Hampshire. We believe Mr. Tzianabos' extensive academic and clinical experience, as well as his knowledge of the industry, qualifies him to serve on our board of directors.

Board Composition and Election of Directors

Board Composition

              Our board of directors is currently authorized to have seven members and currently consists of seven members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

              Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

              In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be                        ,                         and                         , and their term will expire at the annual meeting of stockholders to be held in 2021;

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  the class II directors will be                        and                         , and their term will expire at the annual meeting of stockholders to be held in 2022; and

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  the class III directors will be                        and                         , and their term will expire at the annual meeting of stockholders to be held in 2023.

              Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

              The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

Director Independence

              Applicable Nasdaq rules require a majority of a listed company's board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of the listed company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

              In                        2020, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Dr. Simons, is an "independent director" as defined under applicable Nasdaq rules, as well as, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Simons is not an independent director under these rules because he is our president and chief executive officer.

              There are no family relationships among any of our directors or executive officers.

Role of the Board in Risk Oversight

              One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements.

Board Committees

              Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operates under a charter that has been approved by our board. The composition of each committee will be effective as of the date of this prospectus.

Audit Committee

              The members of our audit committee are                        ,                         and                         , and                        is the chair of the audit committee. Effective at the time of this offering, our audit committee's responsibilities will include:

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  appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

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  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  monitoring our internal control over financial reporting, disclosure controls and procedures, compliance, and code of business conduct and ethics;

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  overseeing our internal audit function, if any;

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  overseeing our risk assessment and risk management policies;

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  establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

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  meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

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  reviewing and approving or ratifying any related person transactions; and

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  preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

              All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

              Our board of directors has determined that                        is an "audit committee financial expert" as defined by applicable SEC rules and that each of the members of our audit committee possesses the financial sophistication required for audit committee members under Nasdaq rules. We believe that the composition of our audit committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

              The members of our compensation committee are                        ,                         and                         , and                        is the chair of the compensation committee. Effective at the time of this offering, our compensation committee's responsibilities will include:

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  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

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  overseeing an evaluation of our senior executives;

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  overseeing and administering our cash and equity incentive plans;

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  reviewing and making recommendations to our board of directors with respect to director compensation;

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  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure if and to the extent required by SEC rules; and

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  preparing the compensation committee report if and to the extent then required by SEC rules.

              We believe that the composition of our compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

              The members of our nominating and corporate governance committee are                        ,                         and                         , and                         is the chair of the nominating and corporate governance committee. Effective at the time of this offering, our nominating and corporate governance committee's responsibilities will include:

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  recommending to our board of directors the persons to be nominated for election as directors and to each of our board's committees;

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  reviewing and making recommendations to our board with respect to our board leadership structure;

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  reviewing and making recommendations to our board with respect to management succession planning;

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  developing and recommending to our board of directors corporate governance principles; and

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  overseeing a periodic evaluation of our board of directors.

              We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

              No member of our compensation committee is or has been a current or former officer or employee of our company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Ethics and Code of Conduct

              We intend to adopt, upon the effectiveness of the registration statement of which this prospectus is a part, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post a current copy of the code on our website, www.akouos.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code of business conduct and ethics. Our website is not incorporated by reference into this prospectus and you should not consider any such information to be a part of this prospectus.

 EXECUTIVE COMPENSATION

              The following discussion relates to the compensation of our president and chief executive officer, Dr. Emmanuel Simons, our chief medical officer, Dr. Michael McKenna, and our chief scientific officer, Dr. Gregory Robinson, for fiscal year 2019. Dr. Simons, Dr. McKenna, and Dr. Robinson are collectively referred to in this prospectus as our named executive officers.

              In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

2019 Summary Compensation Table

              The following table sets forth information regarding compensation awarded to, earned by, or paid to each of our named executive officers during the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Emmanuel Simons President and Chief Executive Officer	2019	350,000	140,000	275,917	5,770	771,687
Michael McKenna(4) Chief Medical Officer	2019	325,000	113,750	93,182	6,328	538,260
Gregory Robinson(5) Chief Scientific Officer	2019	125,000	43,750	225,758	2,899	397,407

(1)
Amounts shown for 2019 represent the annual bonus earned by each of Dr. Simons, Dr. McKenna, and Dr. Robinson based on the attainment of both corporate and individual performance goals as determined by the board of directors in its sole discretion.

(2)
The amounts reported in the "Option Awards" column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of the Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC 718. See Note 8 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(3)
The amount reported for Dr. Simons for 2019 included commuting benefits ($2,646) and reflects company-paid group term life insurance premiums ($324), company-paid HSA contributions ($1,600), and company-paid long-term group insurance premiums ($1,200). The amount reported for Dr. McKenna for 2019 included commuting benefits ($1,621) and reflects company-paid group term life insurance premiums ($2,574), company-paid HSA contributions ($933), and company-paid long-term group insurance premiums ($1,200). The amount reported for Dr. Robinson for 2019 included commuting benefits ($838) and reflects company-paid group term life insurance premiums ($644), company-paid HSA contributions ($1,067), and company-paid long-term group insurance premiums ($350).

(4)
Dr. McKenna commenced full-time employment with us as our chief medical officer on September 1, 2019. Prior to this, Dr. McKenna was working on a part-time basis at 60% capacity.

(5)
Dr. Robinson commenced employment with us as our chief scientific officer on September 3, 2019.

Narrative to 2019 Summary Compensation Table

Base Salary

              During 2019, the base salary for Dr. Simons was $350,000. In 2019, the base salary for Dr. McKenna was $300,000, as he worked on a part-time basis at 60% capacity, but his base salary was adjusted to $375,000 as of September 1, 2019 when he commenced working on a full-time basis. Dr. Robinson's annualized salary of $375,000 was established at the time he commenced employment with us on September 3, 2019.

Annual Bonuses

              With respect to 2019, each of Dr. Simons, Dr. McKenna, and Dr. Robinson was eligible to receive an annual bonus, with the target amount of such bonus for each named executive officer set forth in his employment or letter agreement with us. For 2019, the target bonus amounts, expressed as a percentage of base salary, for each of Dr. Simons, Dr. McKenna, and Dr. Robinson were as follows: 40%, 35%, and 35%, respectively. Annual bonuses for 2019 for our named executive officers are based on the attainment of both corporate and individual performance goals as determined by our board of directors, in its sole discretion. The corporate performance goals for 2019 related to building the company and advancing our research and development pipeline.

              With respect to 2019 performance, our board of directors awarded bonuses of $140,000, $113,750, and $43,750 to Dr. Simons, Dr. McKenna, and Dr. Robinson, respectively, with the bonuses for Dr. McKenna and Dr. Robinson pro-rated to reflect the commencement of their full-time employment with us.

Equity Incentives

              Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executive officers with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executive officers and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our executive officers, including our named executive officers, and from time to time may grant equity incentive awards to them in the form of stock options.

              We granted an option to purchase 3,479,221 shares of our common stock to Dr. Simons in October 2019 in connection with the consummation of the closing of the second tranche of our Series A preferred stock financing. This option vests as to 2.0833% (1/48th) of the shares underlying the option for each month of continuous service following October 1, 2019. The vesting of Dr. Simons' option is subject to acceleration in full upon certain terminations of Dr. Simons' employment made in connection with a change of control of the Company.

              We granted an option to purchase 1,175,000 shares of our common stock to Dr. McKenna in October 2019. This option vests as to 2.0833% (1/48th) of the shares underlying the option for each month of continuous service following October 1, 2019.

              In connection with his hire in September 2019, we granted two options to Dr. Robinson: one option to purchase 530,000 shares of our common stock, which award vests as to 100% of the shares underlying the option on September 3, 2020 and was eligible for early exercise; a second option to purchase 1,590,000 shares of our common stock, which award vests as to 2.778% (1/36th) of the shares underlying the option for each month of continuous service following September 3, 2020. Dr. Robinson exercised the first option on September 26, 2019. In addition, in October 2019, we granted

Dr. Robinson a third option to purchase 1,290,000 shares of our common stock, which vests as to 25% of the shares underlying the option on October 1, 2020, and in monthly installments for three years thereafter.

              Prior to this offering, our executive officers were eligible to participate in our 2016 Stock Plan, as amended, or the 2016 Plan. During 2019 and 2020 (and through the effectiveness of the registration statement of which this prospectus forms a part), all stock options were granted pursuant to the 2016 Plan. We did not grant any restricted stock awards during 2019, but certain of the stock options that were granted to our executive officers in 2019 were eligible for early exercise and, if early exercised, were issued as restricted stock. Following this offering, our employees and executive officers will be eligible to receive stock options and other stock-based awards pursuant to our 2020 Stock Incentive Plan, or the 2020 Plan.

              We have used stock options to compensate our executive officers in the form of initial grants in connection with the commencement of employment. Prior to this offering, awards of stock options and restricted stock to our executive officers have been made by our board of directors. The options and restricted stock that we have granted to our executive officers are typically subject to time-based vesting, generally over four years following the vesting commencement date. Except for Dr. Simons' option, vesting rights cease upon termination of employment and exercise rights for stock options cease shortly after termination of employment. For Dr. Simons' option, vesting is fully accelerated upon certain terminations in connection with a change of control and exercisability of his vested and outstanding stock options is extended in the case of death or disability. Prior to the exercise of a stock option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

              We have historically awarded stock options and restricted stock with exercise prices or purchase prices, as applicable, that are equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

Outstanding Equity Awards at Fiscal Year-End

              The following table sets forth information regarding all outstanding equity awards for each of our named executive officers as of December 31, 2019:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Emmanuel Simons	832,622	1,518,313	(2)	$0.04	09/20/2028	—		—
	144,967	3,334,254	(3)	$0.11	10/17/2029	—		—
	—	—		—	—	1,718,750	(4)
Michael McKenna	145,833	354,167	(5)	$0.04	12/12/2028	—		—
	48,958	1,126,042	(6)	$0.11	10/17/2029
	—	—		—	—	596,789	(7)
Gregory Robinson	—	1,590,000	(8)	$0.08	09/05/2029
	—	1,290,000	(9)	$0.11	10/17/2029	—		—
	—	—		—	—	530,000	(10)

(1)
The market price of our common stock is based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)
Dr. Simons' option award for 2,350,935 shares of our common stock vests in equal monthly installments for four years following July 17, 2018, subject to continuous service. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Simons' employment within twelve months following a change in control.

(3)
Dr. Simons' option award for 3,479,221 shares of our common stock vests in equal monthly installments for four years following October 1, 2019, subject to continuous service. The vesting of this stock option will be fully accelerated upon a qualifying termination of Dr. Simons' employment within twelve months following a change in control.

(4)
Dr. Simons' restricted stock award for 5,000,000 shares vests over four years, with 25% of the shares vesting on October 27, 2017, and the remainder vesting in equal monthly installments thereafter, subject to continuous service. The vesting of this restricted stock award will be fully accelerated upon a qualifying termination of Dr. Simons' employment within twelve months following a change in control.

(5)
Dr. McKenna's option award for 500,000 shares vests over four years, with 25% of the shares vesting on October 1, 2019, and the remainder vesting in equal monthly installments thereafter, subject to continuous service.

(6)
Dr. McKenna's option award for 1,175,000 shares vests in equal monthly installments for four years following October 1, 2019, subject to continuous service.

(7)
Dr. McKenna's restricted stock award for 1,736,111 shares vests over four years, with 25% of the shares vesting on October 27, 2017, and the remainder vesting in equal monthly installments, subject to continuous service.

(8)
Dr. Robinson's option award for 1,590,000 shares vests in equal monthly installments for three years following September 3, 2019, subject to continuous service.

(9)
Dr. Robinson's option award for 1,290,000 shares vest as to 25% of the shares underlying the option on October 1, 2020, and in monthly installments for three years thereafter, subject to continuous service.

(10)
Dr. Robinson's option award for 530,000 shares of common stock was eligible for early exercise, which Dr. Robinson elected to exercise on September 26, 2019. Dr. Robinson's restricted stock vests as to 100% of the restricted shares on September 3, 2020.

Stock Option and Other Compensation Plans

              In this section we describe our 2016 Plan, our 2020 Plan, and our 2020 Employee Stock Purchase Plan, or the 2020 ESPP. Prior to this offering, we granted awards to eligible participants under the 2016 Plan. No further awards will be made under the 2016 Plan on or after the effective date of the 2020 Plan described below; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms.

2016 Stock Plan

              The 2016 Plan was initially approved by our board of directors and our stockholders in March 2017 and April 2017, respectively, and was subsequently amended in October 2017, July 2018 and February 2020, in each case solely to increase the total number of shares reserved for issuance under the 2016 Plan. The 2016 Plan provides for the grant of incentive stock options, nonstatutory stock options, and awards of restricted stock. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2016 Plan; however, incentive stock options may only be granted to our employees. The type of award granted under the 2016 Plan and the terms of such award are set forth in the applicable award agreement. Pursuant to the terms of the 2016 Plan, our board of directors (or a committee delegated by our board of directors) administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

  •
  the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

  •
  the type of options to be granted;

  •
  the duration of options, which may not be in excess of ten years;

  •
  the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

  •
  the number of shares of our common stock subject to and the terms of any restricted stock awards and the terms and conditions of such awards, including conditions for vesting, repurchase, issue price, and repurchase price.

              As of March 31, 2020, the maximum number of shares of common stock authorized for issuance under the 2016 Plan is 78,448,192 shares. Our board of directors may amend, suspend or terminate the 2016 Plan at any time, except that stockholder approval may be required to comply with applicable law.

Effect of Certain Changes in Capitalization

              Upon the occurrence of any declaration of a dividend payable in shares, a combination or consolidation of outstanding shares into lesser shares, a reclassification, or any other increase or decrease effected without receipt of consideration by the Company, proportionate adjustments shall automatically in each of:

  •
  the number and class of securities available under the 2016 Plan;

  •
  the number and class of securities and exercise price per share of each outstanding option; and

  •
  the number and class of shares subject to and the repurchase price per share subject to each outstanding restricted stock award.

              Upon the occurrence of any declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the fair market value of shares, a recapitalization, spin-off, or other similar change in capitalization, under the terms of the 2016 Plan, we are required to equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

  •
  the number and class of securities available under the 2016 Plan;

  •
  the number and class of securities and exercise price per share of each outstanding option; and

  •
  the number and class of shares subject to and the repurchase price per share subject to each outstanding restricted stock award.

Effect of Certain Corporate Transactions

              Upon the occurrence of a merger or other reorganization event (as defined in the 2016 Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2016 Plan as to all or any (or any portion of) outstanding options or awards:

  •
  provide that the outstanding option or award shall continue;

  •
  provide that the outstanding option or award shall be assumed by the surviving corporation or its parent;

  •
  provide that the outstanding option shall be substituted by the surviving corporation or its parents for a new option;

  •
  provide that the outstanding option shall be cancelled in exchange for payment for any vested portion;

  •
  upon written notice to a participant, provide that the outstanding option shall be cancelled without payment of any consideration;

  •
  provide that the optionee's right to exercise the outstanding option is suspended during a limited period of time; or

  •
  provide that the optionee's right to exercise the outstanding option is terminated prior to vesting.

              Our board of directors is not obligated under the 2016 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

              Our board of directors may at any time provide that any award under the 2016 Plan shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

              As of March 31, 2020, there were options to purchase an aggregate of 23,990,555 shares of common stock outstanding under the 2016 Plan, at a weighted-average exercise price of $0.10 per share, and 50,301,642 shares of common stock were available for future issuance under the 2016 Plan.

2020 Stock Incentive Plan

              Our board of directors and stockholders approved the 2020 Plan in                        , 2020. The 2020 Plan will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2020 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other stock-based awards. Upon effectiveness of the 2020 Plan, the number of shares of our common stock that will be reserved for issuance under the 2020 Plan is the sum of (1)                         ; plus (2) the number of shares (up to a maximum of            shares) as is equal to the sum of (x) the number of shares of our common stock reserved for issuance under the 2016 Plan that remain available for grant under the 2016 Plan immediately prior to the effectiveness of the registration statement for this offering and (y) the number of shares of our common stock subject to outstanding awards granted under the 2016 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of (i)             shares of our common stock, (ii)         % of the number of shares of our common stock outstanding on such date, and (iii) an amount determined by our board of directors.

              Our employees, officers, directors, consultants, and advisors are eligible to receive awards under the 2020 Plan; however, incentive stock options may only be granted to our employees.

              Pursuant to the terms of the 2020 Plan, our board of directors (or a committee delegated by our board of directors) administers the 2020 Plan and, subject to any limitations set forth in the 2020 Plan, selects the recipients of awards and determines:

  •
  the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

  •
  the type of options to be granted;

  •
  the exercise price of options, which price must be at least equal to the fair market value of our common stock on the date of grant;

  •
  the duration of options, which may not be in excess of ten years;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of our common stock subject to and the terms and conditions of any stock appreciation rights, awards of restricted stock, restricted stock units, or other stock-based awards, including conditions for repurchase, measurement price, issue price, and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years) and performance conditions, if any.

              If our board of directors delegates authority to one or more of our officers to grant awards under the 2020 Plan, the officer will have the power to make awards to all of our employees, except officers and executive officers (as such terms are defined in the 2020 Plan). Our board of directors will fix the terms of the awards to be granted by any such officer, including the exercise price of such awards (or a formula for establishing such price), the maximum number of shares subject to awards that any such officer may grant, and the time period in which such awards may be granted.

              The 2020 Plan contains limits on the compensation that may be paid to our non-employee directors. The maximum amount of cash and equity compensation (calculated based on grant-date fair value for financial reporting purposes) granted in any calendar year to any individual non-employee director in his or her capacity as a non-employee director may not exceed $            ; provided, however that fees paid by us on behalf of any non-employee director in connection with regulatory compliance and any amounts paid to the non-employee director as reimbursement of an expense shall not count against the foregoing limit. However, our board of directors may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation. Cash and awards granted under the 2020 Plan to non-employee directors in their capacity as consultants or advisors to us are not subject to the foregoing limitation.

Effect of Certain Changes in Capitalization

              In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we are required by the 2020 Plan to make equitable adjustments (or make substituted awards, if applicable), in the manner determined by our board of directors, to:

  •
  the number and class of securities available under the 2020 Plan;

  •
  the share counting rules and sublimits of the 2020 Plan;

  •
  the number and class of securities and exercise price per share of each outstanding option;

  •
  the share and per-share provisions and measurement price of each outstanding stock appreciation right;

  •
  the number of shares and the repurchase price per share subject to each outstanding award of restricted stock; and

  •
  the share and per-share related provisions and purchase price, if any, of each outstanding restricted stock unit award and each other stock-based award.

Effect of Certain Corporate Transactions

              Upon the occurrence of a merger or other reorganization event (as defined in the 2020 Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2020 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

  •
  provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

  •
  upon written notice to a participant, provide that all of the participant's unvested awards will be forfeited immediately prior to the consummation of the reorganization event and/or vested but unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised, to the extent exercisable, by the participant within a specified period following the date of such notice;

  •
  provide that outstanding awards will become exercisable, realizable, or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

  •
  provide that, in connection with our liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

  •
  any combination of the foregoing.

              In taking any of the foregoing actions, our board of directors is not obligated by the 2020 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

              In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

              Upon the occurrence of a reorganization event other than our liquidation or dissolution, the repurchase and other rights with respect to each outstanding award of restricted stock will continue for the benefit of the succeeding company (or any affiliate of the succeeding corporation) and will, unless our board of directors determines otherwise, apply to the cash, securities, or other property which our common stock is converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, our board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or in any other agreement between a participant and us, either initially or by amendment. Upon the occurrence of a reorganization event involving our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the participant and us, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied.

              Our board of directors may, at any time, provide that any award under the 2020 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

              Except with respect to certain actions requiring stockholder approval under the U.S. Internal Revenue Code of 1986, as amended, or the Code, or under Nasdaq rules, our board of directors may amend, modify or terminate any outstanding award under the 2020 Plan, including but not limited to, substituting for the award another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonstatutory stock option, subject to certain participant consent requirements. However, unless our stockholders approve such action, the 2020 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

  •
  amend any outstanding stock option or stock appreciation right granted under the 2020 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

  •
  cancel any outstanding stock option or stock appreciation right (whether or not granted under the 2020 Plan) and grant a new award under the 2020 Plan in substitution for the cancelled award (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of our common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

  •
  cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of our common stock (valued in the manner determined by (or in the manner approved by) our board of directors); or

  •
  take any other action that constitutes a "repricing" within the meaning of Nasdaq rules or rules of any other exchange or marketplace on which our common stock is listed or traded.

              No award may be granted under the 2020 Plan on or after the date that is ten years following the effectiveness of the 2020 Plan. Our board of directors may amend, suspend or terminate the 2020 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements

2020 Employee Stock Purchase Plan

              Our board of directors and our stockholders approved the 2020 ESPP in                        , 2020. The 2020 ESPP will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2020 ESPP is administered by our board of directors or by a committee appointed by our board of directors. The 2020 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of            shares of our common stock. The number of shares of our common stock reserved for issuance under the 2020 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2021 and continuing for each fiscal year until, and including the fiscal year commencing on January 1, 2030, in an amount equal to the lowest of (i)             shares of our common stock, (ii)          % of the number of shares of our common stock outstanding on such date, and (iii) an amount determined by our board of directors.

              All of our employees and employees of any designated subsidiary, as defined in the 2020 ESPP, are eligible to participate in the 2020 ESPP, provided that:

  •
  such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

  •
  such person has been employed by us or by a designated subsidiary for at least three months prior to enrolling in the 2020 ESPP; and

  •
  such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2020 ESPP.

              We retain the discretion to determine which eligible employees may participate in an offering under applicable regulations.

              We expect to make one or more offerings to our eligible employees to purchase stock under the 2020 ESPP beginning at such time and on such dates as our board of directors may determine, or on the first business day thereafter. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors or a committee designated by the board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

              On each offering commencement date, each participant will be granted an option to purchase, on the last business day of the offering period, up to a number of shares of our common stock determined by multiplying $2,083 by the number of full months in the offering period and dividing that product by the closing price of our common stock on the first day of the offering period. No employee may be granted an option under the 2020 ESPP that permits the employee's rights to purchase shares under the 2020 ESPP and any other employee stock purchase plan of ours or of any of our subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of our common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of our common stock under the 2020 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.

              Each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2020 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2020 ESPP, the purchase price will be determined by our board of directors or the committee for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors or the committee does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

              An employee may at any time prior to the close of business on the fifteenth business day (or such other number of days as is determined by us) prior to the end of the offering period, and for any reason, permanently withdraw from participating in the offering and permanently withdraw the balance accumulated in the employee's account. Partial withdrawals are not permitted. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee's employment ends before the last business day of an offering period, no additional payroll deductions will be taken and the balance in the employee's account will be paid to the employee.

              We will be required to make equitable adjustments to the extent determined by our board of directors or a committee thereof to the number and class of securities available under the 2020 ESPP, the share limitations under the 2020 ESPP, and the purchase price for an offering period under the 2020 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

              In connection with a merger or other reorganization event, as defined in the 2020 ESPP, our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2020 ESPP on such terms as our board of directors or committee thereof determines:

  •
  provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

  •
  upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the board of directors or committee thereof in such notice, which date will not be less than ten days preceding the effective date of the reorganization event;

  •
  upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

  •
  in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee's accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the cash payment for each share surrendered in the reorganization event is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2020 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

  •
  provide that, in connection with our liquidation or dissolution, options convert into the right to receive liquidation proceeds (net of the purchase price thereof).

              Our board of directors may at any time, and from time to time, amend or suspend the 2020 ESPP or any portion of the 2020 ESPP. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, our board of directors may not make any amendment that would cause the 2020 ESPP to fail to comply with Section 423 of the Code. The 2020 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) Plan

              We maintain a defined contribution employee retirement plan for our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and our discretionary match. Employee contributions are held and invested by the plan's trustee as directed by participants. The 401(k) plan provides us with the discretion to match employee contributions, but to date we have not provided any employer matching contributions.

Limitation of Liability and Indemnification

              Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

              Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

              In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

              We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we intend to enter into indemnification agreements with all of our executive officers and directors prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

              Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

              Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend the plan in certain circumstances when not in possession of material, non-public information or terminate the plan. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, non-public information.

2019 Director Compensation

              The table below shows all compensation to our non-employee directors during the year ended December 31, 2019. Dr. Sato and Dr. Preston joined our board of directors in 2020 and received no compensation from us in 2019. We have not paid any compensation to Dr. Simons, our president and chief executive officer, in connection with his service on our board of directors. The compensation that we pay to Dr. Simons is discussed earlier in this "Executive Compensation" section.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)		Total ($)
Edward T. Mathers	—	—		—
Kush M. Parmar, M.D., Ph.D.	—	—		—
Chris Smith	$40,000	$16,971		$56,971
Arthur O. Tzianabos, Ph.D.	$25,000	$16,971	(3)	$41,971

(1)
The amounts reported in the "Option Awards" column reflect the aggregate grant-date fair value of stock-based compensation awarded during the year computed in accordance with the provisions of ASC 718. See Note 8 to our consolidated financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the directors upon the vesting of the stock options, the exercise of the stock options, or the sale of the common underlying such stock options.

(2)
As of December 31, 2019, the aggregate number of shares of our common stock subject to outstanding option awards for each non-employee director was as follows: Mr. Mathers, 0 shares; Dr. Parmar, 0 shares; Mr. Smith, 214,000 shares, and Dr. Tzianabos, 0 shares.

(3)
Dr. Tzianabos was granted a stock option award on October 18, 2019 for 214,000 shares of our common stock, which award was eligible for early exercise; Dr. Tzianabos exercised his award on November 19, 2019.

              In                        , 2020, our board of directors approved a director compensation program that will become effective on the effective date of the registration statement of which this prospectus is a part. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chair of the board and of each committee will receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee will be payable in respect of any period prior to the completion of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Annual Fee
Board of Directors	$	$
Audit Committee	$	$
Compensation Committee	$	$
Nominating and Corporate Governance Committee	$	$

              We also will continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of our board of directors on which he or she serves.

              In addition, under our director compensation program to be effective on the effective date of the registration statement of which this prospectus is a part, each non-employee director will receive, upon his or her initial election or appointment to our board of directors, an option to purchase            shares of our common stock under the 2020 Plan. Each of these options will vest as to            of the shares of our common stock underlying such option on the first anniversary of the grant, with the remainder vesting in equal monthly installments until the                         anniversary of the date of grant, subject to the non-employee director's continuous service as a director. Further, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director that has served on our board of directors for at least six months will receive, under the 2020 Plan, an option to purchase            shares of our common stock under the 2020 Plan. Each of these options will vest                        , subject to the non-employee director's continuous service as a director. All options issued to our non-employee directors under our director compensation program will be issued at exercise prices equal to the fair market value of our common stock on the date of grant and will have a term of ten years.

TRANSACTIONS WITH RELATED PERSONS

              Since January 1, 2017, we have engaged in the following transactions in which the amounts involved exceeded $120,000 and any of our directors, executive officers, or holders of more than 5% of our voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unrelated third parties.

Convertible Promissory Notes

              On June 9, 2017 and June 30, 2017, we issued and sold convertible promissory notes to Emmanuel Simons in the aggregate principal amount of $171,822. The notes accrued interest at a rate of 6% per annum. All principal and interest under the notes were converted into 744,123 shares of Series Seed 1 preferred stock in connection with our initial closing of our Series Seed preferred stock financing in October 2017.

Series Seed and Series Seed 1 Preferred Stock Financing

              In October 2017, we (i) issued and sold 25,622,520 shares of our Series Seed preferred stock at a price per share of $0.27710 in cash, for an aggregate purchase price of $7,100,000 and (ii) issued 2,058,855 shares of our Series Seed 1 preferred stock issued upon conversion of the convertible promissory notes, including the notes issued on June 9, 2017 and June 30, 2017, in the aggregate principal amount of $484,943. The following table sets forth the aggregate number of shares of our Series Seed preferred stock that we issued and sold to our 5% stockholders and their affiliates in this transaction and the aggregate amount of consideration for such shares:

Purchaser(1)	Shares of Series Seed Preferred Stock	Cash Purchase Price
5AM Ventures V, L.P.(2)	10,826,417	$3,000,000
New Enterprise Associates 16, L.P.(3)	10,826,417	$3,000,000

(1)
See "Principal Stockholders" for additional information about shares held by these entities.

(2)
Dr. Parmar, a member of our board of directors, is a managing partner of 5AM Ventures.

(3)
Mr. Mathers, a member of our board of directors, is a general partner of New Enterprise Associates.

              Each share of Series Seed and Series Seed 1 preferred stock is convertible into one share of common stock.

Series A Preferred Stock Financing

              In July 2018 and September 2019, we issued and sold an aggregate of 150,667,630 shares of our Series A preferred stock at a price per share of $0.33252 in cash, for an aggregate purchase price of $50.1 million. The following table sets forth the aggregate numbers of shares of our Series A preferred stock that we sold to our 5% stockholders and their affiliates in this transaction and the aggregate amount of consideration for such shares:

Purchaser(1)	Date	Shares of Series A Preferred Stock	Cash Purchase Price
5AM Ventures V, L.P.(2)	7/17/2018	21,051,365	$7,000,000
5AM Ventures V, L.P.(2)	9/26/2019	21,051,365	$7,000,000
New Enterprise Associates 16, L.P.(3)	7/17/2018	20,946,109	$6,965,000
New Enterprise Associates 16, L.P.(3)	9/26/2019	21,036,329	$6,995,000
Novartis Bioventures Ltd.	7/17/2018	9,022,014	$3,000,000
Novartis Bioventures Ltd.	9/26/2019	9,022,014	$3,000,000

(1)
See "Principal Stockholders" for additional information about shares held by these entities.

(2)
Dr. Parmar, a member of our board of directors, is a managing partner of 5AM Ventures.

(3)
Mr. Mathers, a member of our board of directors, is a general partner of New Enterprise Associates.

              Each share of Series A preferred stock is convertible into one share of common stock.

Series B Preferred Stock Financing

              In February 2020, we issued and sold 221,399,223 shares of our Series B preferred stock at a price per share of $0.47455 in cash, for an aggregate purchase price of $105,065,001. The following table sets forth the aggregate number of shares of our Series B preferred stock that we issued and sold to our 5% stockholders and their affiliates in this transaction and the aggregate amount of consideration for such shares:

Purchaser(1)	Shares of Series B Preferred Stock	Cash Purchase Price
5AM Opportunities I, L.P.(2)	16,858,076	$8,000,000
5AM Ventures V, L.P.(2)	21,072,595	$10,000,000
New Enterprise Associates 16, L.P.(3)	25,287,114	$12,000,000
Novartis Bioventures Ltd.	4,214,519	$2,000,000
Pivotal bioVenture Partners Fund I, L.P.(4)	31,608,893	$15,000,000
RA Capital Healthcare Fund, L.P.	8,111,197	$3,849,169
RA Capital Nexus Fund, L.P.	3,160,889	$1,500,000
Sofinnova Venture Partners X, L.P.	12,643,557	$6,000,000

(1)
See "Principal Stockholders" for additional information about shares held by these entities.

(2)
Dr. Parmar, a member of our board of directors, is a managing partner of 5AM Ventures.

(3)
Mr. Mathers, a member of our board of directors, is a general partner of New Enterprise Associates.

(4)
Dr. Preston, a member of our board of directors, is a managing partner of Pivotal bioVenture Partners.

              Each share of Series B preferred stock is convertible into one share of common stock.

Registration Rights

              We are a party to an investors' rights agreement with the holders of our preferred stock, including our chief executive officer, our 5% stockholders and their affiliates and entities affiliated with some of our directors. This investors' rights agreement provides these stockholders the right, subject to certain conditions, beginning six months following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing.

              See "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

Indemnification Agreements

              Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Policies and Procedures for Related Person Transactions

              Our board of directors adopted in                        , 2020 written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

              If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our General Counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

              A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of our business;

  •
  whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose, and the potential benefits to us, of the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

              Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

              In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission's related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity, whether or not the person is also a director of such entity, that is a participant in the transaction, where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

  •
  a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

              The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee's charter.

              We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

 PRINCIPAL STOCKHOLDERS

              The following table sets forth information with respect to the beneficial ownership of our common stock, as of March 31, 2020 by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our executive officers and directors as a group; and

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

              The column entitled "Percentage of Shares Beneficially Owned—Before Offering" is based on a total of 421,048,539 shares of our common stock outstanding as of March 31, 2020, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of our common stock upon the closing of this offering. The column entitled "Percentage of Shares Beneficially Owned—After Offering" is based on            shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

              Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes voting or investment power with respect to our common stock. Shares of our common stock that an individual has a right to acquire within 60 days after March 31, 2020 are considered outstanding and beneficially owned by the person holding such right for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address of each beneficial owner is c/o Akouos, Inc., 645 Summer Street, Suite 200, Boston, MA 02210.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders
Entities affiliated with 5AM Ventures V, L.P.(1)	90,859,818	21.58%
Entities affiliated with New Enterprise Associates(2)	78,186,189	18.57%
Pivotal bioVenture Partners Fund I, L.P.(3)	31,608,893	7.51%
Sofinnova Venture Partners X, L.P.(4)	30,687,585	7.29%
Entities affiliated with RA Capital Healthcare Fund(5)	30,687,585	7.29%
Novartis Bioventures Ltd.(6)	22,258,547	5.29%
Named Executive Officers and Directors
Emmanuel Simons, Ph.D., MBA(7)	7,329,020	1.73%
Michael McKenna, M.D.(8)	2,105,381	*
Gregory Robinson, Ph.D.(9)	530,000	*
Edward T. Mathers	—	—
Kush Parmar, M.D., Ph.D.	—	—
Heather Preston, M.D.	—	—
Vicki Sato, Ph.D.	—	—
Chris Smith(10)	567,500	*
Arthur O. Tzianabos, Ph.D.(11)	567,500	*
All executive officers and directors as a group (10 persons)(12)	11,099,401	2.63%

*
Less than one percent.

(1)
Consists of (i) 74,001,742 shares of common stock underlying shares of preferred stock held by 5AM Ventures V, L.P., or 5AM, and (ii) 16,858,076 shares of common stock underlying shares of preferred stock held by 5AM Opportunities I, L.P., or 5AM Opportunities. 5AM Partners V, LLC is the general partner of 5AM Ventures V, L.P. and may be deemed to have sole investment and voting power over the shares held by 5AM Ventures V, L.P. Andrew Schwab, Kush Parmar and Scott Rocklage are the managing members of 5AM Partners V, LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Ventures V, L.P. 5AM Opportunities I, LLC is the general partner of 5AM Opportunities I, LP. And may be deemed to have sole investment and voting power over the shares held by 5AM Opportunities I, L.P. Andrew Schwab and Kush Parmar are the managing members of 5AM Opportunities I, LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Opportunities I, L.P. Dr. Parmar is also a member of our board of directors. The address of the above persons and entities is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(2)
Consists of (i) 78,095,969 shares of common stock underlying shares of preferred stock held by New Enterprise Associates 16, L.P., or NEA 16, and (ii) 90,220 shares of common stock underlying shares of preferred stock held by NEA Ventures 2018, L.P., or NEA Ventures. The shares directly held by NEA 16 are indirectly held by NEA Partners 16, L.P., or NEA Partners 16, the sole general partner of NEA 16, NEA 16 GP, LLC, or NEA 16 LLC, the sole general partner of NEA Partners 16, and by each of the individual Managers of NEA 16 LLC. Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., Mohamad H. Makhzoumi, Joshua Makower, Scott D. Sandell, Peter W. Sonsini and Paul Walker, or, collectively, the Managers, are the managers of NEA 16 LLC. The shares held directly by NEA Ventures are indirectly held by Karen P. Welsh, the general partner of NEA Ventures. The persons named herein are referred to individually herein as a NEA Reporting Person and collectively as the NEA Reporting Persons. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 shares. Each of the Managers of NEA 16 LLC may be deemed to own beneficially the NEA 16 shares. Karen P. Welsh shares voting and dispositive power with regard to the shares directly held by NEA Ventures. Each NEA Reporting Person disclaims beneficial ownership of all applicable shares. The address for NEA 16 and NEA Ventures is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(3)
Consists of 31,608,893 shares of common stock underlying shares of preferred stock held by Pivotal bioVenture Partners Fund I, L.P., or Pivotal. The general partner of Pivotal bioVenture Partners Fund I, L.P. is Pivotal bioVenture Partners Fund I G.P., L.P., or Pivotal GP. Robert Hopfner, Vincent Cheung, Peter Bisgaard, and Heather Preston are the managing partners of Pivotal and may be deemed to have shared voting and dispositive power over the shares owned by Pivotal. Dr. Preston is also a member of our board of directors. The principal business address of Pivotal is 501 Second Street, Suite 200, San Francisco, CA 94107.

(4)
Consists of 30,687,585 shares of common stock underlying shares of preferred stock held by Sofinnova Venture Partners X, L.P., or Sofinnova. Sofinnova Management X, L.L.C., or SMX, is the general partner of Sofinnova. Each of James I. Healy and Michael F. Powell, the managing members of SMX, may be deemed to share voting and dispositive power with respect to such shares. Such persons disclaim beneficial ownership of such shares. The principal business address of Sofinnova is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, CA 94025.

(5)
Consists of (i) 23,899,721 shares of common stock underlying shares of preferred stock held by RA Capital Healthcare Fund, L.P., or RA Fund, (ii) 5,416,393 shares of common stock underlying shares of preferred stock held by RA Capital Nexus Fund, L.P., or RA Nexus, and (iii) 1,371,471 shares of common stock underlying shares of preferred stock held by Blackwell Partners LLC—Series A. RA Capital Management, L.P., or Adviser, is the investment manager to RA Fund, RA Nexus, and Blackwell Partners LLC—Series A. The general partner of the Adviser is RA Capital Management GP, LLC, or the Adviser GP, of which Dr. Peter Kolchinsky and Mr. Rajeev Shah are the managing members. The Adviser, the Adviser GP, Dr. Kolchinsky, and Mr. Shah may be deemed indirect beneficial owners of the reported securities. The Adviser, the Adviser GP, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of all applicable shares. The address for the entities listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(6)
Consists of 22,258,547 shares of common stock underlying shares of preferred stock held by Novartis bioventures Ltd. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such shares. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. Novartis Bioventures Ltd. is a Swiss corporation and an indirectly owned subsidiary of Novartis AG. The address for Novartis Bioventures Ltd is Lichtstrasse 35, CH-4056 Basel, Switzerland.

(7)
Consists of 744,123 shares of common stock underlying shares of preferred stock, 5,000,000 shares of common stock, and 1,584,897 shares of common stock issuable upon the exercise of options that are exercisable as of March 31, 2020 or will become exercisable within 60 days after such date.

(8)
Consists of 1,736,111 shares of common stock and 369,270 shares of common stock issuable upon the exercise of options that are exercisable as of March 31, 2020 or will become exercisable within 60 days after such date.

(9)
Consists of 530,000 shares of common stock.

(10)
Consists of 353,500 shares of common stock and 214,000 shares of common stock issuable upon the exercise of options that are exercisable as of March 31, 2020 or will become exercisable within 60 days after such date.

(11)
Consists of 567,500 shares of common stock.

(12)
Consists of 744,123 shares of common stock underlying shares of preferred stock, 8,187,111 shares of common stock and 2,168,167 shares of common stock issuable upon the exercise of options that are exercisable as of March 31, 2020 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

              The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon the closing of this offering. We will file copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The description of our common stock reflects changes to our capital structure that will occur upon the closing of this offering.

              Upon the closing of this offering, our authorized capital stock will consist of            shares of our common stock, par value $0.0001 per share, and            shares of our preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

Common Stock

              As of March 31, 2020, we had issued and outstanding 21,300,311 shares of common stock held by 23 stockholders of record.

              Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock that we may designate and issue in the future.

              In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

              As of March 31, 2020, we had issued and outstanding 25,622,520 shares of Series Seed preferred stock, 2,058,855 shares of Series Seed 1 preferred stock, 150,667,630 shares of Series A preferred stock, and 221,399,223 shares of Series B preferred stock. Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 399,748,228 shares of our common stock.

              Immediately after the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

              The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options and Unvested Restricted Common Stock

              As of March 31, 2020, options to purchase an aggregate of 23,990,555 shares of our common stock were outstanding, at a weighted-average exercise price of $0.10 per share, and 5,751,802 shares of unvested restricted common stock were outstanding.

Registration Rights

              We have entered into an amended and restated investors' rights agreement dated as of February 27, 2020, or the investors' rights agreement, with holders of our preferred stock. Beginning six months after the closing of this offering, holders of a total of 399,748,228 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. We refer to the shares with these registration rights as registrable securities. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

              Beginning 180 days after the effective date of the registration statement of which this prospectus is a part, subject to specified limitations set forth in the investors' rights agreement, at any time, the holders of at least 40% of the then outstanding registrable securities may demand that we register at least 40% of the registrable securities then outstanding under the Securities Act for purposes of a public offering. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

              In addition, subject to specified limitations set forth in the investors' rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of at least 25% of the registrable securities then outstanding may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the anticipated aggregate public offering price would exceed, net of selling expenses, $5.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

              We shall use our commercially reasonable efforts to cause such registration statements to become effective.

Incidental Registration Rights

              If, at any time after the closing of this offering, we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to register all or a portion of the registrable securities then held by them in that registration. We have the right to terminate or withdraw any registration initiated by us before the effective date of such registration.

              In the event that any registration in which the holders of registrable securities participate pursuant to our investors' rights agreement is an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form.

Expenses

              Pursuant to the investors' rights agreement, we are required to pay all registration expenses, including all registration, filing, and qualification fees; printing and accounting fees; reasonable fees and disbursements not to exceed $30,000 of one counsel representing the selling stockholders or, in the event of an initial public offering, of one counsel representing the investors; but excluding underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of registrable securities and the fees and expenses of the selling stockholders' own counsel (other than the counsel selected to represent all selling stockholders).

              The investors' rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us or any violation or alleged violation whether by action or inaction by us under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

              We are subject to Section 203 of the Delaware General Corporation Law, or DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board; Removal of Directors

              Our certificate of incorporation and our bylaws to be effective upon the closing of this offering divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and our bylaws to be effective upon the closing of this offering, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

              Furthermore, our certificate of incorporation to be effective upon the closing of this offering provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

              The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws to be effective upon the closing of this offering may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

              Our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws to be effective upon the closing of this offering also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors. In addition, our bylaws to be effective upon the closing of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Exclusive Forum Provision

              Our certificate of incorporation to be effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Although our certificate of incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock will be Computershare Trust Company N.A.

Nasdaq Global Market

              We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "AKUS."

 SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

              Upon the closing of this offering, we will have outstanding            shares of our common stock, based on the            shares of our common stock that were outstanding on March 31, 2020, after giving effect to the issuance of            shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of our common stock, and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 399,748,228 shares of our common stock upon the closing of this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

              The remaining            shares of our common stock will be "restricted securities" under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only upon release or waiver of any applicable lock-up agreement, which waiver may be effected with the consent of BofA Securities, Inc., Cowen and Company, LLC, and Piper Sandler & Co., in their sole discretion at any time and only if registered or pursuant to an exemption from registration, such as the exemptions provided by Rule 144 or Rule 701 under the Securities Act.

Lock-Up Agreements

              We and each of our directors and executive officers and holders of substantially all of our outstanding equity securities have agreed that, without the prior written consent of BofA Securities, Inc., Cowen and Company, LLC, and Piper Sandler & Co., on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities so owned convertible into or exercisable or exchangeable for common stock, or make any public announcement of an intention to do any of the foregoing; or

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  enter into any swap or other arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

              These agreements are subject to certain exceptions, as described in the section of this prospectus entitled "Underwriting."

Rule 144

              In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

              Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

              Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

              Upon waiver or expiration of the 180-day lock-up period described below, approximately                        shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

              In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, and holding period and volume limitations, contained in Rule 144. Substantially all Rule 701 shares are subject to the lockup agreements described above and will become eligible for sale upon the expiration of the restrictions set forth in those agreements. Subject to the 180-day lock-up period described above, approximately                        shares of our common stock, based on shares outstanding as of                        , 2020 will be eligible for sale in accordance with Rule 701.

Stock Options and Form S-8 Registration Statement

              Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding awards and reserved for future issuance under the 2016 Plan, the 2020 Plan and the 2020 ESPP. See "Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

              Upon the closing of this offering, the holders of                        shares of common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

              The following is a discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

              This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, there can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

              This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address the alternative minimum tax, federal gift taxes, the Medicare tax on net investment income or any aspects of U.S. state, local, or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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  insurance companies;

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  tax-exempt organizations;

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  financial institutions;

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  brokers or dealers in securities;

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  pension plans;

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  controlled foreign corporations;

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  passive foreign investment companies;

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  corporations that accumulate earnings to avoid U.S. federal income tax;

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  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or risk reduction strategy; and

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  certain U.S. expatriates.

              In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

              Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

              If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading "—Gain on Disposition of Common Stock."

              Subject to the exceptions below, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

              Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income is taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

Gain on Disposition of Common Stock

              A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

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  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code), and if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a 30%

    rate, or such lower rate as may be specified by an applicable income tax treaty, may also apply;

  •
  the non-U.S. holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder, if any; or

  •
  we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter), a "U.S. real property holding corporation," unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Information Reporting and Backup Withholding

              We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading "—Dividends," will generally be exempt from U.S. backup withholding.

              Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, information reporting and backup withholding requirements may apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

              Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

              Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

              Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and, subject to the discussion below, gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA.

              Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of our common stock, under recently proposed U.S. Treasury Regulations, withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

              If withholding under FATCA is required on any payment related to our common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock.

Federal Estate Tax

              Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

              The preceding discussion of material U.S. federal tax considerations is for prospective investors' information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

 UNDERWRITING

              BofA Securities, Inc., Cowen and Company, LLC, and Piper Sandler & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Cowen and Company, LLC
Piper Sandler & Co.
BTIG, LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

              The expenses of the offering, not including the underwriting discount payable by us are estimated to be $            million. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $            .

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Cowen and Company, LLC and Piper Sandler & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell, or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right, or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              The exceptions permit our executive officers and directors and such security holders, subject to certain further restrictions, to

  •
  transfer the common stock (i) as a bona fide gift or gifts, (ii) to the person's immediate family or any trust, partnership or similar entity for the direct or indirect benefit of the person or their immediate family, (iii) as a distribution to the person's limited partners, general partners, members, stockholders, or other equityholders, (iv) to the person's affiliates or any investment fund or other entity that, directly or indirectly controls, is controlled or managed by, or is under common control with the person, (v) by will or intestate succession upon the person's death, or (vi) by operation of law pursuant to a qualified domestic order or divorce settlement;

  •
  exercise any right to purchase, exchange, or convert stock options, warrants, or other securities granted under our incentive plans described in this prospectus;

  •
  transfer the common stock to us in connection with the termination of the person's employment;

  •
  transfer the common stock pursuant to a transaction involving a Change of Control (as defined below) that has been approved by our board of directors; and

  •
  convert our preferred stock described in this prospectus into shares of common stock or reclassify any shares of common stock as disclosed in this prospectus.

              For purposes of the above, "Change of Control" shall mean the transfer (whether by tender offer, merger, consolidation, or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would become the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of the voting securities of the Company (or the surviving entity).

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Subject to certain exceptions, it also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market Listing

              We have applied to list the shares of our common stock on the Nasdaq Global Market under the symbol "AKUS."

Determination of Offering Price

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, factors to be considered in determining the initial public offering price are, without limitation:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              Affiliates of Cowen and Company, LLC, one of the underwriters, are holders of an aggregate of 16,858,076 shares of our Series B preferred stock, which will automatically convert into an aggregate of            shares of our common stock in connection with this offering.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

              In relation to each member state of the European Economic Area and the United Kingdom (each, a Relevant State), no shares have been offered or will be offered to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter or representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

              Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and each of the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

              In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              The Company, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

              For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

              References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

              The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

              This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are

outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged with relevant persons.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares may only be made to persons, referred to as the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, the SFA,) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the

SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law; or

  (d)
  as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

              The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

              Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

              Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

              We have not taken any action to permit a public offering of our shares outside the United States. Solicitation of our shares, however, will be made in certain countries in a manner that will not require the publication of a prospectus under the laws of the country. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our shares and the distribution of this prospectus outside the United States.

              Notwithstanding the above, the offering of our shares is available to investors listed in the First Supplement of the Israeli Securities Law of 1968, as amended. A prospectus has not been prepared or filed, and will not be prepared or filed, in Israel relating to the shares offered hereunder. The shares cannot be resold in Israel other than to investors listed in the First Supplement of the Israeli Securities Law of 1968, as amended, purchasing for their own account and not for distribution or resale purposes. No action will be taken in Israel that would permit an offering of the shares offered hereunder, or the distribution of any offering document or any other material to the public in Israel. This registration statement has not been reviewed or approved by the Israel Securities Authority. Any materials provided to an investor in Israel may not be reproduced or used for any other purpose, nor be furnished to any other person other than those to whom copies have been provided directly by the Issuer or the Dealer(s). The shares will not be traded on the TASE. Nothing in the above should be considered as the rendering of a recommendation or advice, including investment advice or investment marketing under the Israeli Law For Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management, 1995, to purchase any shares and in purchasing the shares, the investors acknowledge that they have expertise and experience in financial and business matters so as to be capable of evaluating the risks and merits of the purchase of the shares.

 LEGAL MATTERS

              The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Cooley LLP, Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

              The financial statements as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement or the exhibits, schedules, and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement, or other document are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement, or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement, or document.

              Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended and will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC's website at www.sec.gov. We also maintain a website at www.akouos.com and upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Akouos, Inc.

Opinion on the Financial Statements

              We have audited the accompanying consolidated balance sheets of Akouos, Inc. and its subsidiary (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders' deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

              As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

              These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

              We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

              Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 24, 2020

We have served as the Company's auditor since 2019.

AKOUOS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
			March 31, 2020	Pro Forma March 31, 2020
	2018	2019
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,023	$25,078	$120,173	$120,173
Prepaid expenses and other current assets	319	1,061	1,035	1,035

Total current assets	23,342	26,139	121,208	121,208
Property and equipment, net	1,119	11,492	12,051	12,051
Operating lease right-of-use assets	—	6,214	6,157	6,157
Restricted cash	1,317	1,317	1,317	1,317
Deferred offering costs	—	—	1,423	1,423

Total assets	$25,778	$45,162	$142,156	$142,156

Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$427	$339	$548	$548
Accrued expenses and other current liabilities	741	4,962	7,196	7,196
Operating lease liabilities	—	641	985	985
Preferred stock tranche liability	3,767	—	—	—

Total current liabilities	4,935	5,942	8,729	8,729
Operating lease liabilities, net of current portion	—	13,143	12,885	12,885
Other long-term liabilities	425	188	126	126

Total liabilities	5,360	19,273	21,740	21,740

Commitments and contingencies (Note 12)
Convertible preferred stock (Series Seed, Seed 1, A, and B), $0.0001 par value; 178,349,005 shares authorized at December 31, 2018 and 2019 and 399,748,228 shares authorized at March 31, 2020 (unaudited); 103,015,190 and 178,349,005 shares issued and outstanding at December 31, 2018 and 2019, respectively, and 399,748,228 shares issued and outstanding at March 31, 2020 (unaudited); liquidation preference of $57,685 at December 31, 2019 and $162,750 at March 31, 2020 (unaudited); no shares issued or outstanding, pro forma at March 31, 2020 (unaudited)	27,647	58,690	163,527	—

Stockholders' equity (deficit):
Common stock, $0.0001 par value; 235,000,000 shares authorized at December 31, 2018 and 2019 and 520,000,000 shares authorized at March 31, 2020 (unaudited); 19,721,316 and 21,012,917 shares issued and outstanding at December 31, 2018 and 2019, respectively, and 21,300,311 shares issued and outstanding at March 31, 2020 (unaudited); 421,048,539 shares issued and outstanding, pro forma at March 31, 2020 (unaudited)	2	2	2	42
Additional paid-in capital	152	321	451	163,938
Accumulated deficit	(7,383)	(33,124)	(43,564)	(43,564)

Total stockholders' equity (deficit)	(7,229)	(32,801)	(43,111)	120,416

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$25,778	$45,162	$142,156	$142,156

The accompanying notes are an integral part of these consolidated financial statements.

AKOUOS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Operating expenses:
Research and development	$5,644	$20,473	$3,143	$8,034
General and administrative	1,776	3,410	631	2,504

Total operating expenses	7,420	23,883	3,774	10,538

Loss from operations	(7,420)	(23,883)	(3,774)	(10,538)

Other income (expense):
Change in fair value of preferred stock tranche liability	1,040	(2,260)	(2,260)	—
Interest income	289	413	128	100
Other income (expense), net	78	(11)	(3)	(2)

Total other income (expense), net	1,407	(1,858)	(2,135)	98

Net loss and comprehensive loss	$(6,013)	$(25,741)	$(5,909)	$(10,440)

Net loss per share attributable to common stockholders, basic and diluted	$(0.61)	$(2.02)	$(0.51)	$(0.70)

Weighted-average common shares outstanding, basic and diluted	9,865,972	12,766,544	11,590,562	14,923,988

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.17)		$(0.04)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)		135,595,559		273,560,623

The accompanying notes are an integral part of these consolidated financial statements.

AKOUOS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2017	27,681,375	$7,559	18,114,124	$2	$121	$(1,370)	$(1,247)
Issuance of restricted common stock	—	—	260,000	—	—	—	—
Issuance of restricted common stock upon early exercise of stock options	—	—	1,647,000	—	—	—	—
Vesting of restricted common stock from early-exercised stock options and sales of restricted common stock	—	—	—	—	9	—	9
Repurchase of unvested restricted common stock	—	—	(299,808)	—	—	—	—
Stock-based compensation expense	—	—	—	—	22	—	22
Issuance of Series A convertible preferred stock, net of preferred stock tranche liability of $4,807 and issuance costs of $155	75,333,815	20,088	—	—	—	—	—
Net loss	—	—	—	—	—	(6,013)	(6,013)

Balances at December 31, 2018	103,015,190	27,647	19,721,316	2	152	(7,383)	(7,229)
Issuance of common stock upon exercise of stock options	—	—	197,601	—	8	—	8
Issuance of restricted common stock upon early exercise of stock options	—	—	1,094,000	—	—	—	—
Vesting of restricted common stock from early-exercised stock options and sales of restricted common stock	—	—	—	—	23	—	23
Stock-based compensation expense	—	—	—	—	138	—	138
Issuance of Series A convertible preferred stock, net of issuance costs of $34	75,333,815	25,016	—	—	—	—	—
Reclassification of preferred stock tranche liability upon settlement	—	6,027	—	—	—	—	—
Net loss	—	—	—	—	—	(25,741)	(25,741)

Balances at December 31, 2019	178,349,005	58,690	21,012,917	2	321	(33,124)	(32,801)
Issuance of common stock upon exercise of stock options	—	—	287,394	—	7	—	7
Vesting of restricted common stock from early-exercised stock options and sales of restricted common stock	—	—	—	—	12	—	12
Stock-based compensation expense	—	—	—	—	111	—	111
Issuance of Series B convertible preferred stock, net of issuance costs of $228	221,399,223	104,837	—	—	—	—	—
Net loss	—	—	—	—	—	(10,440)	(10,440)

Balances at March 31, 2020 (unaudited)	399,748,228	$163,527	21,300,311	$2	$451	$(43,564)	$(43,111)

Balances at December 31, 2018	103,015,190	$27,647	19,721,316	$2	$152	$(7,383)	$(7,229)
Issuance of common stock upon exercise of stock options	—	—	4,166	—	—	—	—
Vesting of restricted common stock from early-exercised stock options and sales of restricted common stock	—	—	—	—	7	—	7
Stock-based compensation expense	—	—	—	—	18	—	18
Net loss	—	—	—	—	—	(5,909)	(5,909)

Balances at March 31, 2019 (unaudited)	103,015,190	$27,647	19,725,482	$2	$177	$(13,292)	$(13,113)

The accompanying notes are an integral part of these consolidated financial statements.

AKOUOS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(6,013)	$(25,741)	$(5,909)	$(10,440)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	55	361	46	446
Amortization of operating lease right-of-use assets	—	336	—	57
Change in fair value of preferred stock tranche liability	(1,040)	2,260	2,260	—
Stock-based compensation expense	22	138	18	111
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(297)	(742)	67	26
Accounts payable	74	(76)	611	221
Operating lease liabilities	—	671	—	86
Accrued expenses and other current liabilities	464	3,283	(135)	916

Net cash used in operating activities	(6,735)	(19,510)	(3,042)	(8,577)

Cash flows from investing activities:
Purchases of property and equipment	(532)	(3,440)	(169)	(1,032)

Net cash used in investing activities	(532)	(3,440)	(169)	(1,032)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs paid	24,895	25,016	—	104,859
Payments of prior-year issuance costs related to convertible preferred stock	(110)	—	—	—
Payments of capital or finance lease obligations	(22)	(99)	(12)	(61)
Proceeds from exercise of stock options and sale of restricted common stock	84	88	—	7
Payments of deferred offering costs	—	—	—	(101)

Net cash provided by (used in) financing activities	24,847	25,005	(12)	104,704

Net increase (decrease) in cash, cash equivalents and restricted cash	17,580	2,055	(3,223)	95,095
Cash, cash equivalents and restricted cash at beginning of period	6,760	24,340	24,340	26,395

Cash, cash equivalents and restricted cash at end of period	$24,340	$26,395	$21,117	$121,490

Supplemental cash flow information:
Cash paid for interest	$3	$10	$3	$2
Supplemental disclosure of non-cash investing and financing information:
Purchases of property and equipment included in accounts payable and accrued expenses	$52	$783	$—	$756
Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$—	$1,322
Preferred stock issuance costs included in accounts payable and accrued expenses	$—	$—	$—	$22
Asset acquired under capital lease	$545	$—	$—	$—
Recognition of preferred stock tranche liability	$4,807	$—	$—	$—
Settlement of preferred stock tranche liability	$—	$6,027	$—	$—
Operating lease liabilities arising from obtaining right-of-use assets	$—	$6,550	$—	$—
Leasehold improvements paid by lessor	$—	$6,563	$—	$—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$23,023	$25,078	$19,800	$120,173
Restricted cash	1,317	1,317	1,317	1,317

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$24,340	$26,395	$21,117	$121,490

The accompanying notes are an integral part of these consolidated financial statements.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

              Akouos, Inc., together with its consolidated subsidiary (the "Company" or "Akouos"), is a precision genetic medicines company dedicated to its mission of developing gene therapies with the potential to restore, improve, and preserve high-acuity physiologic hearing for people worldwide who live with disabling hearing loss. The Company was formed as a limited liability corporation under the laws of the Commonwealth of Massachusetts in March 2016 under the name Akouos, LLC and converted into a corporation under the laws of the State of Delaware in November 2016 under the name Akouos, Inc.

              The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the impact of the COVID-19 coronavirus, and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company's development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

              The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2019 and March 31, 2020 (unaudited), the Company has funded its operations with proceeds from sales of convertible preferred stock and from borrowings under convertible promissory notes, which converted into convertible preferred stock in 2017. Since inception, the Company has incurred recurring losses, including net losses of $25.7 million for the year ended December 31, 2019 and $10.4 million for the three months ended March 31, 2020 (unaudited). As of December 31, 2019 and March 31, 2020 (unaudited), the Company had an accumulated deficit of $33.1 million and $43.6 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of March 24, 2020, the issuance date of the consolidated financial statements for the year ended December 31, 2019, the Company expected that its cash and cash equivalents, including the $105.1 million of gross proceeds it received in February 2020 from the sale of Series B convertible preferred stock (see Note 14), would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the annual consolidated financial statements.

              As of May 15, 2020 (unaudited), the issuance date of the interim consolidated financial statements for the three months ended March 31, 2020, the Company expects that its cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the interim consolidated financial statements.

              The Company is seeking to complete an initial public offering ("IPO") of its common stock. Upon the completion of a qualified public offering on specified terms (see Note 6), the Company's outstanding convertible preferred stock will automatically convert into shares of common stock.

              In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings, collaborations, licensing arrangements, and/or strategic alliances. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other such arrangements. The

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of the Business and Basis of Presentation (Continued)

terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate some or all of its research and development programs, product portfolio expansion, or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Impact of the COVID-19 Coronavirus

              The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, and facilities and production have been suspended. The future progression of the pandemic and its effects on the Company's business and operations are uncertain. The COVID-19 pandemic may affect the Company's ability to initiate and complete preclinical studies, delay the initiation of its planned clinical trial or future clinical trials, disrupt regulatory activities, or have other adverse effects on its business and operations. In particular, the Company and its contract manufacturing organizations ("CMOs") and contract research organizations ("CROs") may face disruptions that may affect the Company's ability to initiate and complete preclinical studies, manufacturing disruptions, and delays at clinical trial sites. The pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could impact the Company's ability to raise additional funds to support its operations. Moreover, the pandemic has significantly impacted economies worldwide and could result in adverse effects on the Company's business and operations.

              The Company is monitoring the potential impact of the COVID-19 pandemic on its business and financial statements. To date, the Company has not experienced material business disruptions or incurred impairment losses in the carrying values of its assets as a result of the pandemic and it is not aware of any specific related event or circumstance that would require it to revise its estimates reflected in these consolidated financial statements. The extent to which the COVID-19 pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including planned and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, and the duration and intensity of the related effects.

Basis of Presentation

              The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned, domestic subsidiary. Intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies

Use of Estimates

              The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses and the valuations of common stock, stock options, and a preferred stock tranche liability. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Unaudited Interim Financial Information

              The accompanying consolidated balance sheet as of March 31, 2020, the consolidated statements of operations and comprehensive loss and of cash flows for the three months ended March 31, 2019 and 2020, and the consolidated statements of convertible preferred stock and stockholders' deficit for the three months ended March 31, 2019 and 2020 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of March 31, 2020 and the results of its operations and its cash flows for the three months ended March 31, 2019 and 2020. The financial data and other information disclosed in these notes related to the three months ended March 31, 2019 and 2020 are also unaudited. The results for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

              The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2020 has been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all shares of convertible preferred stock outstanding into 399,748,228 shares of common stock as if the proposed IPO had occurred on March 31, 2020.

              In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the three months ended March 31, 2020 have been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock.

Concentrations of Credit Risk and of Significant Suppliers

              Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents at

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

one accredited financial institution. The Company's cash equivalents as of December 31, 2018 and 2019 and March 31, 2020 (unaudited) consisted of U.S. government money market funds. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

              The Company is dependent on third-party vendors for its product candidates. In particular, the Company relies, and expects to continue to rely, on a small number of vendors to manufacture materials and components required for the production of its product candidates. These programs could be adversely affected by a significant interruption in the manufacturing process.

Deferred Offering Costs

              The Company capitalizes certain legal, professional accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. There were no deferred offering costs as of December 31, 2018 and 2019. As of March 31, 2020 (unaudited), the Company recorded $1.4 million of deferred offering costs related to its planned IPO of common stock.

Cash Equivalents

              The Company considers all highly liquid investments with a remaining maturity when purchased of three months or less to be cash equivalents.

Restricted Cash

              In connection with the Company's lease agreement entered into December 2018 (see Note 11), the Company is required to maintain a letter of credit of $1.3 million for the benefit of the landlord. As of December 31, 2018 and 2019 and March 31, 2020 (unaudited), this amount was classified as restricted cash (non-current) in the consolidated balance sheets.

              The Company is required to maintain a separate cash balance of less than $0.1 million pledged as collateral for a credit card account. As of December 31, 2018 and 2019 and March 31, 2020 (unaudited), this amount was classified as restricted cash (non-current) on the consolidated balance sheets.

Fair Value Measurements

              Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and financial liabilities carried at fair value are to be classified and disclosed in

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

              The Company's cash equivalents and preferred stock tranche liability are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company's accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Property and Equipment

              Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life
Laboratory equipment	5 years
Furniture and fixtures	4 years
Leasehold improvements	Shorter of term of lease or 15 years

              Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance that do not improve or extend the life of the respective assets are charged to expense as incurred.

Classification and Accretion of Convertible Preferred Stock

              The Company's convertible preferred stock is classified outside of stockholders' equity (deficit) on the consolidated balance sheets because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding convertible preferred stock. The Company's Series Seed, Series Seed 1, Series A, and Series B convertible preferred stock are not redeemable, except in the event of a deemed liquidation (see Note 6). Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the convertible preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values to the convertible preferred stock would be made only when a deemed liquidation event becomes probable.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Preferred Stock Tranche Liability

              The Company's Series A convertible preferred stock purchase agreement (see Note 6) obligated the Series A investors to participate in a subsequent offering of Series A convertible preferred stock upon the achievement of specified development milestones by the Company or upon the vote of at least 55% of the holders of the Series A convertible preferred stock (the "preferred stock tranche right"). Pursuant to a vote of the holders of Series A convertible preferred stock, the preferred stock tranche right associated with the Series A convertible preferred stock was exercised in September 2019, resulting in the Company's issuance and sale of the additional shares of Series A convertible preferred stock.

              The Company classified this preferred stock tranche right as a liability on its consolidated balance sheets (the "preferred stock tranche liability") as the preferred stock tranche right was a freestanding financial instrument that would require the Company to transfer assets upon exercise of the right. The preferred stock tranche liability was initially recorded at fair value upon the issuance date of the preferred stock tranche right and was subsequently remeasured to fair value at each reporting date until settled (see Note 3). Changes in fair value of the preferred stock tranche liability were recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

              Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. Impairment is measured based on the excess of the carrying value of the related assets over the fair value of such assets. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2018 or 2019 or the three months ended March 31, 2019 and 2020 (unaudited).

Segment Information

              The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's focus is on developing gene therapies with the potential to restore, improve, and preserve hearing for people with hearing loss. All of the Company's long-lived assets are located in the United States.

Government Contracts

              The Company has received funding from government contracts that reimburse the Company for certain allowable costs for funded projects. For contracts with government agencies, when the Company has concluded that it is the principal in conducting the research and development expenses

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

but where the funding arrangement is not considered core to the Company's ongoing operations, the Company classifies the recognized funding received as other income in its consolidated statement of operations and comprehensive loss.

Research and Development Costs

              Costs for research and development activities are expensed in the period in which they are incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation and amortization, manufacturing expenses, and external costs of vendors engaged to conduct research and preclinical development activities as well as the cost of licensing technology.

              Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

              Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Research, Development, and Manufacturing Contract Costs and Accruals

              The Company has entered into various research, development, and manufacturing contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research and development costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company's knowledge of the progress towards completion of the research, development, and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs.

Patent Costs

              All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

              The Company measures stock options with service-based vesting granted to employees, non-employees, and directors based on the fair value on the date of grant using the Black-Scholes

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

option-pricing model. The Company measures restricted common stock awards using the difference, if any, between the purchase price per share of the award and the fair value of the Company's common stock at the date of grant. Compensation expense for employee awards is recognized over the requisite service period, which is generally the vesting period of the award. Compensation expense for non-employee awards is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally the vesting period of the award. The Company uses the straight-line method to record the expense of awards with only service-based vesting conditions. The Company has not granted awards with performance- or market-based vesting conditions. The Company accounts for forfeitures of share-based awards as they occur.

              The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Comprehensive Loss

              Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying consolidated financial statements.

Income Taxes

              The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

              The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its consolidated balance sheets at December 31, 2018 and 2019 and March 31, 2020 (unaudited).

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Net Loss per Share

              The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in undistributed earnings as if all income (loss) for the period had been distributed.

              Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purposes of this calculation, the Company's outstanding stock options, unvested restricted common stock, and convertible preferred stock are considered potential dilutive common shares.

              The Company's participating securities contractually entitle the holders of such securities to participate in dividends but do not contractually require the holders of such securities to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020 (unaudited).

Leases

              Prior to January 1, 2019, the Company accounted for leases under ASC 840, Leases ("ASC 840"). The Company adopted ASC 842, Leases ("ASC 842"), effective January 1, 2019 using the modified retrospective transition method. Under this method, financial statements for reporting periods after adoption are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

              In accordance with ASC 842, the Company determines at the inception of a contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

              The Company often enters into contracts that contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. Subsequent to the Company's adoption of ASC 842 as of January 1, 2019, the Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

              Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The present value of future lease payments is determined by using the interest rate implicit in the lease if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

              Certain of the Company's leases include options to extend or terminate the lease. The amounts determined for the Company's right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.

Recently Adopted Accounting Pronouncements

              In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), which supersedes existing revenue recognition guidance under GAAP. The standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled for the transfer of such promised goods or services. The standard defines a five-step process to achieve this principle and requires companies to use more judgment and make more estimates than under the prior guidance. The Company early adopted ASU 2014-09 effective January 1, 2018. The adoption had no impact on the Company's consolidated financial statements as the Company does not have any revenue-generating arrangements.

              In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). The standard largely aligns the accounting for share-based payment awards issued to employees and non-employees by expanding the scope of ASC 718 to apply to non-employee share-based transactions, as long as the transaction is not effectively a form of financing. For public entities, ASU 2018-07 was required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities, ASU 2018-07 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities but no earlier than the Company's adoption of ASU 2014-09. The Company early adopted ASU 2018-07 on January 1, 2018, and the adoption did not have a material impact on the Company's consolidated financial statements.

              In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method for finance leases or on a straight-line basis over the term of the lease for operating leases. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheets for all leases with accounting lease terms of greater than 12 months regardless of whether it is an operating or finance lease and (ii) lease expense in its statement of operations for operating leases and amortization and interest expense in its statement of operations for finance leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases under ASC 840. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities, this guidance is effective for annual periods beginning after December 15, 2020. Early adoption is permitted.

              The Company early adopted ASC 842 effective January 1, 2019, using the modified retrospective transition method. The transition method allows entities to apply the transition requirements at the effective date rather than at the beginning of the earliest comparative period presented. Accordingly, the Company did not restate the comparative period and its reporting for the comparative period is presented in accordance with ASC 840. Upon its adoption of ASC 842, the Company elected to apply the package of practical expedients permitted under the transition guidance to its entire lease portfolio as of January 1, 2019. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, and (iii) whether the initial direct costs for any existing leases met the new definition of initial direct costs at the initial application date.

              There was no impact to the Company's consolidated financial statements upon its adoption of ASC 842 as of January 1, 2019 because the Company's only agreement that qualified as an operating lease had not yet commenced and there was no required change in its accounting for and classification of the Company's laboratory equipment lease that qualified as a capital (finance) lease. The Company's future commitments under lease obligations and additional disclosures are summarized in Note 11.

              In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which modifies the existing disclosure requirements for fair value measurements in Topic 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2018-13 as of the required effective date of January 1, 2020, and the adoption did not have a material impact on the Company's consolidated financial statements.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

              From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies that the Company adopts as of the specified effective date. The Company qualifies as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to "opt out" of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, the Company can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to "opt out" of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies.

              In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief ("ASU 2019-05"). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For public entities that are Securities and Exchange Commission filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Fair Value Measurements

              The following tables present the Company's fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2018 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$23,023	$—	$—	$23,023
Restricted cash:
Money market funds	1,292	—	—	1,292

	$24,315	$—	$—	$24,315

Liabilities:
Preferred stock tranche liability	$—	$—	$3,767	$3,767

	Fair Value Measurements at December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$24,281	$—	$—	$24,281
Restricted cash:
Money market funds	1,292	—	—	1,292

	$25,573	$—	$—	$25,573

	Fair Value Measurements at March 31, 2020 (unaudited) Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$119,671	$—	$—	$119,671
Restricted cash:
Money market funds	1,292	—	—	1,292

	$120,963	$—	$—	$120,963

              U.S. government money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy. During the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Fair Value Measurements (Continued)

              The following table provides a roll-forward of the aggregate fair values of the Company's preferred stock tranche liability, for which fair value was determined by Level 3 inputs (in thousands):

Preferred Stock Tranche Liability
Fair value at December 31, 2017	$—
Issuance of preferred stock tranche right	4,807
Change in fair value	(1,040)

Fair value at December 31, 2018	3,767
Change in fair value through the settlement date	2,260
Settlement of preferred stock tranche liability	(6,027)

Fair value at December 31, 2019	$—

              The preferred stock tranche liability represented the fair value of the preferred stock tranche right. The fair value of the preferred stock tranche right was based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy. The Company's valuation of the preferred stock tranche right utilized the Black-Scholes option-pricing model, which incorporated assumptions and estimates to value the preferred stock tranche right. The Company assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained.

              The quantitative elements associated with the Company's Level 3 inputs impacting the fair value measurement of the preferred stock tranche right included the fair value per share of the underlying convertible preferred stock, the expected term of the preferred stock tranche right, risk-free interest rate, expected dividend yield, and expected volatility of the price of the underlying convertible preferred stock. The most significant assumptions in the Black-Scholes option-pricing model impacting the fair value of the preferred stock tranche right were the fair value of the Company's Series A convertible preferred stock as of each remeasurement date and the estimated remaining term of the tranche right as of each remeasurement date. The Company determined the fair value per share of the underlying preferred stock by taking into consideration its most recent sales of its convertible preferred stock as well as additional factors that the Company deemed relevant. As of December 31, 2018 and September 25, 2019, the final measurement date of the preferred stock tranche right, the fair value of the Company's Series A convertible preferred stock was $0.27 per share and $0.41 per share, respectively. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, the Company estimated its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for the expected terms. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected term of the preferred stock tranche right. The Company estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared dividends.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property and Equipment, Net

              Property and equipment, net consisted of the following (in thousands):

	December 31,
			March 31, 2020
	2018	2019
			(unaudited)
Laboratory equipment	$939	$2,536	$3,134
Furniture and fixtures	—	358	450
Leasehold improvements	—	8,915	9,208
Construction in progress	240	77	99

	1,179	11,886	12,891
Less: Accumulated depreciation and amortization	(60)	(394)	(840)

	$1,119	$11,492	$12,051

              Depreciation and amortization expense for the years ended December 31, 2018 and 2019 was $0.1 million and $0.4 million, respectively. Depreciation and amortization expense for the three months ended March 31, 2019 and 2020 (unaudited) was less than $0.1 million and $0.4 million, respectively.

              During the year ended December 31, 2018, the Company acquired $0.5 million of laboratory equipment under capital leases (see Note 11). As of December 31, 2018, the gross amount of assets under capital leases was $0.5 million and the related accumulated amortization was less than $0.1 million. As of December 31, 2019, the gross amount of assets under finance leases was $0.5 million and the related accumulated amortization was $0.1 million. As of March 31, 2020 (unaudited), the gross amount of assets under finance leases was $0.5 million and the related accumulated amortization was $0.1 million.

5. Accrued Expenses and Other Current Liabilities

              Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
			March 31, 2020
	2018	2019
			(unaudited)
Accrued employee compensation and benefits	$350	$1,157	$587
Accrued external research, development, and manufacturing expenses	195	2,605	3,256
Accrued professional fees	13	67	2,184
Payments due for leasehold improvements	—	756	756
Other	183	377	413

	$741	$4,962	$7,196

6. Convertible Preferred Stock

              The Company has issued Series Seed convertible preferred stock (the "Series Seed preferred stock"), Series Seed 1 convertible preferred stock (the "Series Seed 1 preferred stock"), Series A convertible preferred stock (the "Series A preferred stock"), and Series B convertible preferred stock (the "Series B preferred stock," and collectively with the Series Seed preferred stock, the Series Seed 1 preferred stock, and the Series A preferred stock, the "Preferred Stock").

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Convertible Preferred Stock (Continued)

              In July 2018, the Company issued and sold 75,333,815 shares of Series A preferred stock, at a price of $0.33252 per share, for gross proceeds of $25.1 million. The Company incurred issuance costs in connection with this transaction of $0.2 million.

              The Company's Series A preferred stock purchase agreement obligated the Series A investors to participate in a subsequent offering of Series A preferred stock upon the achievement of specified development milestones by the Company or upon the vote of at least 55% of the holders of the Series A preferred stock. The Company determined that the preferred stock tranche right was required to be recorded as a liability because it was a freestanding instrument that would require the Company to transfer assets upon exercise of the right. The preferred stock tranche right met the definition of a freestanding financial instrument because it was legally detachable and separately exercisable from the Series A preferred stock. The preferred stock tranche right was recorded as a liability at its fair value of $4.8 million upon issuance, with a corresponding adjustment being recorded to reduce the carrying value of the Series A preferred stock. The estimated fair value of the preferred stock tranche right was determined using a Black-Scholes option-pricing model (see Note 3). The liability was subsequently remeasured to fair value at each reporting date until settled, and the changes in the fair value of the preferred stock tranche liability were recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss.

              In September 2019, pursuant to a vote of the holders of Series A preferred stock, the preferred stock tranche right was exercised, upon which the Company issued and sold the additional 75,333,815 shares of Series A preferred stock that were subject to the tranche right at a price of $0.33252 per share for gross proceeds of $25.1 million. The Company incurred issuance costs in connection with this transaction of less than $0.1 million. Immediately prior to the issuance of such shares, the preferred stock tranche right was remeasured to fair value for the last time with the change in fair value recognized as a component of other income (expense). Upon the issuance of the additional shares of preferred stock in September 2019, the preferred stock tranche liability was settled, resulting in a reclassification of the $6.0 million fair value of the preferred stock tranche liability at that time to the carrying value of the Series A preferred stock (see Note 3).

              In February 2020, the Company issued and sold 221,399,223 shares of Series B preferred stock, at a price of $0.47455 per share, for gross proceeds of $105.1 million. The Company incurred issuance costs in connection with this transaction of $0.2 million.

              Upon issuance of each series of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion features existed on the issuance date of each series of Preferred Stock.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Convertible Preferred Stock (Continued)

              Preferred Stock consisted of the following at December 31, 2018 and 2019 and March 31, 2020 (unaudited) (in thousands, except share amounts):

	December 31, 2018
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed preferred stock	25,622,520	25,622,520	$6,989	$7,100	25,622,520
Series Seed 1 preferred stock	2,058,855	2,058,855	570	485	2,058,855
Series A preferred stock	150,667,630	75,333,815	20,088	25,050	75,333,815

	178,349,005	103,015,190	$27,647	$32,635	103,015,190

	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed preferred stock	25,622,520	25,622,520	$6,989	$7,100	25,622,520
Series Seed 1 preferred stock	2,058,855	2,058,855	570	485	2,058,855
Series A preferred stock	150,667,630	150,667,630	51,131	50,100	150,667,630

	178,349,005	178,349,005	$58,690	$57,685	178,349,005

	March 31, 2020 (unaudited)
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed preferred stock	25,622,520	25,622,520	$6,989	$7,100	25,622,520
Series Seed 1 preferred stock	2,058,855	2,058,855	570	485	2,058,855
Series A preferred stock	150,667,630	150,667,630	51,131	50,100	150,667,630
Series B preferred stock	221,399,223	221,399,223	104,837	105,065	221,399,223

	399,748,228	399,748,228	$163,527	$162,750	399,748,228

              The holders of Preferred Stock have the following rights and preferences:

Voting

              The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on matters submitted to stockholders for a vote. The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. At any time when there are at least 40,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization), certain actions such as mergers, acquisition, liquidation, dissolution, winding-up of the business, and deemed liquidation events, must be approved by at least 71% of the then-outstanding shares of Preferred Stock (the "Requisite Holders"), voting as a single class on an as-converted basis.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Convertible Preferred Stock (Continued)

              In addition, the holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect two directors of the Company, and the holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Preferred Stock and common stock, voting together as a single class, are entitled to elect the remaining directors of the Company.

Conversion

              Each share of Preferred Stock is convertible into common stock at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect upon either (i) the closing of a firm commitment public offering of common stock at a price per share of at least $0.61692 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization) and resulting in at least $50.0 million of gross proceeds to the Company (a "qualified public offering"), or (ii) the date upon written consent of the Requisite Holders, voting together as a single class.

              The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price is $0.27710 per share for Series Seed preferred stock, $0.23554 per share for Series Seed 1 preferred stock, $0.33252 per share for Series A preferred stock, and $0.47455 per share for Series B preferred stock. The Conversion Price is $0.27710 per share for Series Seed preferred stock, $0.23554 per share for Series Seed 1 preferred stock, $0.33252 per share for Series A preferred stock, and $0.47455 per share for Series B preferred stock, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company's certificate of incorporation, as amended and restated. As a result, as of December 31, 2018 and 2019 and March 31, 2020 (unaudited), each outstanding share of Preferred Stock was convertible into common stock on a one-for-one basis.

Dividends

              The holders of Preferred Stock are entitled to receive non-cumulative dividends if and when declared by the Company's board of directors at the applicable Dividend Rate of each series of Preferred Stock (subject to appropriate adjustment in the event of any stock split, stock dividend, combination, or other similar recapitalization with respect to such shares) per annum. The Dividend Rate is $0.02217 per share for Series Seed preferred stock, $0.01884 per share for Series Seed 1 preferred stock, $0.02660 per share for Series A preferred stock, and $0.03796 per share for Series B preferred stock. Dividends on the Series A preferred stock and Series B preferred stock are payable in preference and priority to any payment of any dividends on Series Seed preferred stock, Series Seed 1 preferred stock, or common stock. Dividends on Series Seed preferred stock and Series Seed 1 preferred stock are payable in preference and priority to any payment of any dividend on common stock. After payment of such dividends on the shares of Preferred Stock, any additional dividends or distributions shall be distributed among all holders of common stock and Preferred Stock in proportion to the number of shares of common stock that would be held by such holder if all shares of Preferred Stock were converted to common stock at the applicable Conversion Price. The holders of the Preferred Stock can waive any dividend preference that the holders of the Preferred Stock are entitled to receive upon written consent of the Requisite Holders, voting together as a single class. No

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Convertible Preferred Stock (Continued)

dividends were declared or paid during the years ended December 31, 2018 or 2019 or the three months ended March 31, 2019 and 2020 (unaudited).

Liquidation

              In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company or Deemed Liquidation Event (as defined below), the holders of shares of Series A preferred stock and Series B preferred stock will receive, in preference to holders of the Series Seed preferred stock and Series Seed 1 preferred stock and common stockholders, an amount per share equal to the Original Issue Price of the Series A preferred stock or Series B preferred stock, respectively, plus any dividends declared but unpaid on such shares. In the event that the assets available for distribution to the Company's stockholders are not sufficient to permit payment to the holders of Series A preferred stock and Series B preferred stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series A preferred stock and Series B preferred stock. After the payment in full to the holders of Series A preferred stock and Series B preferred stock, the holders of shares of Series Seed preferred stock and Series Seed 1 preferred stock will receive, in preference to common stockholders, an amount per share equal to the Original Issue Price of the Series Seed preferred stock and Series Seed 1 preferred stock, as applicable, plus any dividends declared but unpaid on such shares. In the event that the assets available for distribution to the Company's stockholders are not sufficient to permit payment to the holders of Series Seed preferred stock and Series Seed 1 preferred stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series Seed preferred stock and Series Seed 1 preferred stock.

              After the payment of all preferential amounts to the holders of Preferred Stock, to the extent available, the remaining assets available for distribution shall be distributed among the holders of the Preferred Stock and common stock pro rata based on an as-converted basis; provided, that if the aggregate proceeds that the holders of any series of Preferred Stock would be entitled to receive pursuant to the preceding provisions exceeds three times the Original Issue Price of such series of Preferred Stock (the "Maximum Participation Amount"), then the holder of such series of Preferred Stock will be entitled to receive the greater of the Maximum Participation Amount or the amount such holder would have received if the Preferred Stock had been converted to common stock immediately prior to such event.

              Unless the Requisite Holders elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company.

7. Common Stock

              The voting, dividend, and liquidation rights of the holders of the Company's common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Stock-Based Compensation

2016 Stock Plan

              The Company's 2016 Stock Plan (the "2016 Plan") provides for the Company to grant incentive stock options or non-qualified stock options, restricted stock, restricted stock units, and other equity awards to employees, directors, and consultants of the Company. The 2016 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The board of directors may also delegate to one or more officers of the Company the power to grant awards to employees and certain officers of the Company. The exercise prices, vesting, and other restrictions are determined at the discretion of the board of directors, or its committee or any such officer if so delegated.

              Stock options granted under the 2016 Plan with service-based vesting conditions generally vest over four years and expire after ten years.

              The total number of shares of common stock that may be issued under the 2016 Plan was 31,792,217 shares as of December 31, 2019, of which 7,656,895 shares remained available for future issuance as of December 31, 2019. During the three months ended March 31, 2020 (unaudited), the Company increased the number of shares of common stock authorized for issuance under the 2016 Plan from 31,792,217 shares to 78,448,192 shares. As of March 31, 2020 (unaudited), 50,301,642 shares remained available for future issuance under the 2016 Plan. Shares that are expired, terminated, surrendered, or canceled without having been fully exercised will be available for future awards under the 2016 Plan.

              The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The Company's board of directors values the Company's common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock Option Valuation

              The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Stock-Based Compensation (Continued)

              The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Risk-free interest rate	2.95%	1.61%	2.24%	1.60%
Expected volatility	87.1%	86.1%	89.3%	89.7%
Expected dividend yield	—	—	—	—
Expected term (in years)	6.0	6.0	5.9	6.0

Stock Options

              The following table summarizes the Company's stock option activity since December 31, 2018:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2018	6,850,101	$0.04	9.8	$—
Granted	15,062,221	0.10
Exercised	(1,291,601)	0.07
Forfeited	(354,000)	0.04

Outstanding as of December 31, 2019	20,266,721	$0.08	9.5	$524
Granted	4,545,000	0.15
Exercised	(287,394)	0.05
Forfeited	(533,772)	0.08

Outstanding as of March 31, 2020 (unaudited)	23,990,555	$0.10	9.3	$1,268

Vested and expected to vest as of December 31, 2019	20,266,721	$0.08	9.5	$524
Vested and expected to vest as of March 31, 2020 (unaudited)	23,990,555	$0.10	9.3	$1,268
Options exercisable as of December 31, 2019	2,645,847	$0.05	9.0	$147
Options exercisable as of March 31, 2020 (unaudited)	3,283,908	$0.06	8.8	$289

              The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had strike prices lower than the fair value of the Company's common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2018 and 2019 was $0 and less than $0.1 million, respectively. The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2019 and 2020 (unaudited) was $0 and less than $0.1 million, respectively.

              The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2018 and 2019 was $0.03 per share and $0.07 per share, respectively. The weighted-

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Stock-Based Compensation (Continued)

average grant-date fair value of stock options granted during the three months ended March 31, 2019 and 2020 (unaudited) was $0.03 per share and $0.11 per share, respectively.

Early Exercise of Stock Options into Restricted Stock

              Certain option grants permit option holders to elect to exercise unvested options in exchange for unvested common stock. The options that are exercised prior to vesting will continue to vest according to the respective option agreement, and such unvested shares are subject to repurchase by the Company at the optionee's original exercise price in the event the optionee's service with the Company voluntarily or involuntarily terminates.

              A summary of the Company's unvested common stock from option early exercises that is subject to repurchase by the Company is as follows:

Shares
Unvested restricted common stock as of December 31, 2018	1,495,023
Issued	1,094,000
Vested	(420,666)

Unvested restricted common stock as of December 31, 2019	2,168,357
Vested	(218,396)

Unvested restricted common stock as of March 31, 2020 (unaudited)	1,949,961

              Proceeds from the early exercise of options are recorded as a liability within accrued expenses and other current liabilities on the consolidated balance sheet. The liability for unvested common stock subject to repurchase is then reclassified to additional paid-in capital as the Company's repurchase right lapses. The shares purchased by the employees and directors pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares have vested. As of December 31, 2018 and 2019, the liability related to the payments for unvested shares from early-exercised options was $0.1 million at each date. As of March 31, 2020 (unaudited), the liability related to the payments for unvested shares from early-exercised options was $0.1 million.

Restricted Common Stock Awards

              The Company has both (i) granted restricted stock awards, with the recipient not paying for the shares of common stock, and (ii) issued and sold restricted stock, with the recipient purchasing the common stock at its fair value per share. In both circumstances, the restricted shares of common stock have service-based vesting conditions and unvested shares are either subject to forfeiture by the employee or subject to repurchase by the Company, at the lesser of holder's original purchase price or fair value, in the event the holder's service with the Company voluntarily or involuntarily terminates. Service-based restricted stock awards generally vest over four years.

              Proceeds from the issuance and sale of restricted common stock are recorded as a liability within accrued expenses and other current liabilities on the consolidated balance sheet. The liability for unvested common stock subject to repurchase is then reclassified to additional paid-in capital as the Company's repurchase right lapses. Shares of restricted common stock granted or sold to employees

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Stock-Based Compensation (Continued)

and directors are not deemed, for accounting purposes, to be outstanding until those shares have vested.

              During the year ended December 31, 2018, the Company issued 260,000 shares of service-based restricted stock awards for proceeds of less than $0.1 million, equal to the aggregate fair value per share of the Company's common stock. The Company did not grant or sell restricted common stock awards during 2019 or the three months ended March 31, 2020 (unaudited). As of December 31, 2018 and 2019, the liability related to the payments received for shares of unvested restricted stock was less than $0.1 million at each date. As of March 31, 2020 (unaudited), the liability related to the payments received for shares of unvested restricted stock was less than $0.1 million.

              The following table summarizes the Company's restricted common stock award activity for the year ended December 31, 2019 and the three months ended March 31, 2020 (unaudited):

	Shares	Weighted- Average Grant-Date Fair Value
Unvested restricted common stock as of December 31, 2018	6,940,695	$0.0023
Vested	(2,520,830)	0.0026

Unvested restricted common stock as of December 31, 2019	4,419,865	$0.0021
Vested	(618,024)	0.0018

Unvested restricted common stock as of March 31, 2020 (unaudited)	3,801,841	$0.0021

              The total fair value of restricted common stock vested during the years ended December 31, 2018 and 2019 was $0.1 million and $0.2 million, respectively. The total fair value of restricted common stock vested during the three months ended March 31, 2019 (unaudited) was less than $0.1 million and during the three months ended March 31, 2020 (unaudited) was $0.1 million.

Stock-Based Compensation

              The Company records compensation cost for all share-based payment arrangements, including employee, director, and consultant stock options and restricted stock.

              The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Research and development expenses	$8	$76	$9	$54
General and administrative expenses	14	62	9	57

	$22	$138	$18	$111

              As of December 31, 2019, total unrecognized stock-based compensation expense related to the unvested stock-based awards was $1.2 million, which is expected to be recognized over a weighted-average period of 3.1 years. As of March 31, 2020 (unaudited), total unrecognized stock-based compensation expense related to the unvested stock-based awards was $1.6 million, which is expected to be recognized over a weighted-average period of 3.0 years.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes

              For the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each period, due to its uncertainty of realizing a benefit from those items. All of the Company's operating losses since inception have been generated in the United States.

              A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,
	2018	2019
Federal statutory income tax rate	(21.0)%	(21.0)%
State income taxes, net of federal benefit	(7.1)	(5.7)
Federal and state research and development tax credits	(10.0)	(3.8)
Non-deductible items	(3.5)	2.0
Other	—	0.9
Change in deferred tax asset valuation allowance	41.6	27.6

Effective income tax rate	0.0%	0.0%

              Net deferred tax assets as of December 31, 2018 and 2019 consisted of the following (in thousands):

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforwards	$2,017	$7,676
Research and development tax credit carryforwards	636	1,615
Operating lease liabilities	—	3,884
Other	216	520

Total deferred tax assets	2,869	13,695

Deferred tax liabilities:
Property and equipment	—	(1,923)
Operating lease right-of-use assets	—	(1,809)

Total deferred tax liabilities	—	(3,732)

Valuation allowance	(2,869)	(9,963)

Net deferred tax assets	$—	$—

              As of December 31, 2019, the Company had federal net operating loss carryforwards of $28.1 million, which may be available to offset future taxable income, of which $0.4 million of the total net operating loss carryforwards expire at various dates beginning in 2036, while the remaining $27.7 million do not expire but are limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2019, the Company had state net operating loss carryforwards of $28.0 million, which may be available to offset future taxable income and expire at

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

various dates beginning in 2036. As of December 31, 2019, the Company also had federal and state research and development tax credit carryforwards of $1.2 million and $0.5 million, respectively, which may be available to reduce future tax liabilities and expire at various dates beginning in 2036 and 2033, respectively. During the three months ended March 31, 2020 (unaudited), gross deferred tax assets, before valuation allowance, increased by approximately $2.8 million due to the operating loss incurred by the Company during that period.

              Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 and Section 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income and tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards may be subject to an annual limitation, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before their utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

              The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets, which consist primarily of net operating loss carryforwards and research and development tax credit carryforwards. Management has considered the Company's history of cumulative net losses incurred since inception, estimated future taxable income, and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of federal and state net deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2018 and 2019 and March 31, 2020 (unaudited). The Company reevaluates the positive and negative evidence at each reporting period.

              The changes in the valuation allowance for deferred tax assets during the years ended December 31, 2018 and 2019 related primarily to the increases in net operating loss carryforwards and

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes (Continued)

research and development tax credit carryforwards. The changes in the valuation allowance for 2018 and 2019 were as follows (in thousands):

	Year Ended December 31,
	2018	2019
Valuation allowance at beginning of year	$341	$2,869
Increases recorded to income tax provision	2,528	7,094

Valuation allowance at end of year	$2,869	$9,963

              The Company assesses the uncertainty in its income tax positions to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authority. As of December 31, 2018 and 2019 and March 31, 2020 (unaudited), the Company had not recorded any reserves for uncertain tax positions or related interest and penalties.

              The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. As of December 31, 2019 and March 31, 2020 (unaudited), there were no pending tax examinations. The Company is open to future tax examination under statute from 2016 to the present.

10. License Agreements

License Agreement with Massachusetts Eye and Ear

              In October 2017, the Company entered into a license agreement with Massachusetts Eye and Ear Infirmary and the Schepens Eye Research Institute, Inc. (collectively referred to as "MEE") (the "MEE License"). Under the agreement, the Company received an exclusive, non-transferable, sublicensable, worldwide, royalty-bearing license to certain patent rights and know-how, including rights related to AAV ancestral technology, including AAVAnc80, to use, research, develop, manufacture, and commercialize licensed products in the treatment, diagnosis, and prevention of any and all balance disorders, including hearing disorders of the inner ear, in each case, with a total prevalence in the United States of less than 3,000 patients, and an exclusive, non-transferable, sublicensable right and license under MEE's rights, title, and interest in certain patents co-owned by MEE and Children's Medical Center Corporation to use, research, develop, manufacture, and commercialize licensed products. The Company is obligated to use commercially reasonable efforts to develop and commercialize the MEE licensed products, including filing an investigational new drug application ("IND") in the United States or investigational medicinal product dossier ("IMPD") in any country in the European Union or an equivalent application in any country within 18 months of completion of specified toxicology studies for a licensed product.

              Upon entering into the MEE License in 2017, the Company issued to MEE shares of the Company's common stock then having a fair value of $0.1 million. The Company is obligated to make

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. License Agreements (Continued)

aggregate milestone payments to MEE of up to $17.7 million upon the achievement of specified development, regulatory, and sales milestones. The Company is also obligated to pay tiered royalties of a mid to high single-digit percentage based on annual net sales of licensed products by the Company and any of its affiliates and sublicensees. Royalties will be paid by the Company on a licensed product-by-licensed product and country-by-country basis beginning after the first commercial sale of an MEE licensed product and lasting until the later of (i) the expiration of the last valid claim in the licensed patents or (ii) ten years after the first commercial sale of such MEE licensed product (the "MEE Royalty Term").

              The MEE License remains in effect until the last expiration date of the last to expire MEE Royalty Term, unless terminated earlier. The Company has the right to terminate the MEE License at will, with or without cause, by 90 days' advance written notice to MEE or upon MEE's material breach of the MEE License, provided that MEE does not cure such material breach within a specified period. MEE has the right to terminate the MEE License in its entirety if (i) the Company fails to make any payment due within a specified period after MEE notifies the Company of such failure, (ii) the Company or its affiliates challenge the validity of the licensed patent rights, (iii) the Company fails to maintain required insurance, or (iv) the Company becomes insolvent or bankrupt. MEE also has the right to terminate the Company's rights to specific intellectual property rights it has licensed to the Company under the MEE License if the Company materially breaches certain diligence obligations and does not cure within a specified period after written notice from MEE.

              During the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020 (unaudited), the Company did not make any payments to MEE or recognize any research and development expenses under the MEE License.

Sublicense Agreement with Lonza Houston, Inc.

              In October 2017, the Company entered into a sublicense agreement with Lonza Houston, Inc. ("Lonza"), as amended in December 2018 (the "Lonza Sublicense"). Under the agreement, the Company received an exclusive, non-transferable, sublicensable, worldwide, royalty-bearing sublicense to certain patent rights and know-how related to AAV ancestral technology, including AAVAnc80, to use, research, develop, manufacture, and commercialize licensed products for the treatment, diagnosis, and prevention of any and all balance disorders or diseases pertaining to the inner ear and/or any and all hearing diseases or disorders, including hearing disorders of the inner ear, but excluding all such disorders or diseases with a total prevalence in the United States of less than 3,000 patients. The Company is obligated to use commercially reasonable efforts to develop and commercialize the Lonza sublicensed products, including filing an IND in the United States or IMPD in any country in the European Union or an equivalent application in any country within 18 months of completion of specified toxicology studies for a licensed product.

              Upon entering into the Lonza Sublicense in 2017, the Company issued to Lonza shares of the Company's common stock then having a fair value of $0.1 million. The Company is obligated to make aggregate milestone payments to Lonza of up to $18.5 million upon the achievement of specified development, regulatory, and sales milestones. The Company is also obligated to pay tiered royalties of a mid to high single-digit percentage based on annual net sales of licensed products by the Company and any of its affiliates and sublicensees as denoted in the Lonza Sublicense. Royalties will be paid by the Company on a licensed product-by-licensed product and country-by-country basis beginning after

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. License Agreements (Continued)

the first commercial sale of a Lonza sublicensed product and lasting until the later of (i) the expiration of the last valid claim in the patent or (ii) ten years after the first commercial sale of such Lonza sublicensed product (the "Lonza Royalty Term").

              The Lonza Sublicense remains in effect until the last expiration date of the last to expire Lonza Royalty Term, unless terminated earlier. The Company has the right to terminate the Lonza Sublicense at will, with or without cause, by 90 days' advance written notice to Lonza or upon Lonza's material breach of the Lonza Sublicense, provided that Lonza does not cure such material breach within a specified period. Lonza has the right to terminate the Lonza Sublicense in its entirety if (i) the Company fails to make any payment due within a specified period after Lonza notifies the Company of such failure, (ii) the Company or its affiliates challenge the validity of the sublicensed patent rights, (iii) the Company fails to maintain required insurance, or (iv) the Company becomes insolvent or bankrupt. Lonza also has the right to terminate the Company's rights to specific intellectual property rights it has sublicensed to the Company under the Lonza Sublicense if the Company materially breaches certain diligence obligations and does not cure within a specified period after written notice from Lonza.

              During the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020 (unaudited), the Company did not make any payments to Lonza or recognize any research and development expenses under the Lonza Sublicense.

11. Leases

              The Company leases its office and laboratory facility in Boston, Massachusetts pursuant to a lease agreement entered into in December 2018 (the "2018 Lease"), which includes a lease incentive, fixed payment escalations, and a rent holiday. The 2018 Lease term commenced in May 2019, which was the point at which the Company obtained control of the leased premises, and expires in February 2028. Under the 2018 Lease, the Company is entitled to one option to extend the lease term for an additional five years. The option to extend the lease term was not included in the right-of-use asset and lease liability as it was not reasonably certain of being exercised. The Company classified the 2018 Lease as an operating lease under ASC 842. The initial annual base rent under the 2018 Lease is $2.3 million, with such base rent increasing annually during the initial term by 3% and with lease payments beginning in February 2020. Additionally, the 2018 Lease requires the Company to pay its portion of real estate taxes and costs related to the premises, including costs of operations, maintenance, repair, replacement, and management of the new leased premises. In connection with the 2018 Lease, the Company is required to maintain a letter of credit for the benefit of the landlord in an amount of approximately $1.3 million, based on a specified formula. The 2018 Lease included a landlord-provided tenant improvement allowance of up to $6.6 million to be applied to the costs of the construction of leasehold improvements. The Company determined that it owns the leasehold improvements related to the 2018 Lease and, as such, reflected the $6.6 million lease incentive as a reduction of the rental payments used to measure the operating lease liability, and, in turn, the operating lease right-of-use asset as of the lease commencement date in May 2019. Between the lease commencement date and December 31, 2019, the Company recorded increases of $6.6 million to the operating lease liability and to leasehold improvements as and when such leasehold improvements were paid for by the lessor.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases (Continued)

              The Company also leases laboratory equipment under an agreement that was accounted for as a capital lease in accordance with ASC 840 in 2018, and which was classified as a finance lease upon the Company's adoption of ASC 842 on January 1, 2019.

              The components of lease cost under ASC 842 were as follows (in thousands):

		Three Months Ended March 31,
	Year Ended December 31, 2019
		2019	2020
		(unaudited)	(unaudited)
Operating lease cost	$1,008	$—	$403
Short-term lease cost	$—	$—	$—
Variable lease cost	$—	$—	$166
Finance lease cost:
Amortization of lease assets	$109	$27	$27
Interest on lease liabilities	10	3	2

Total finance lease cost	$119	$30	$29

              Supplemental disclosure of cash flow information related to leases was as follows (in thousands):

		Three Months Ended March 31,
	Year Ended December 31, 2019
		2019	2020
		(unaudited)	(unaudited)
Cash paid for amounts included in the measurement of operating lease liabilities (operating cash flows)	$—	$—	$261
Cash paid for amounts included in the measurement of finance lease liabilities (operating cash flows)	$10	$3	$2
Cash paid for amounts included in the measurement of finance lease liabilities (financing cash flows)	$99	$12	$61
Operating lease liabilities arising from obtaining right-of-use assets	$6,550	$—	$—
Finance lease liabilities arising from obtaining right-of-use assets	$—	$—	$—

              The weighted-average remaining lease term and discount rate were as follows:

	December 31, 2019	March 31, 2020
		(unaudited)
Weighted-average remaining lease term (in years) used for:
Operating leases	8.14	7.89
Finance leases	1.75	1.50
Weighted-average discount rate used for:
Operating leases	10.00%	10.00%
Finance leases	1.99%	1.99%

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases (Continued)

              Because the interest rate implicit in the lease was not readily determinable, the Company's incremental borrowing rate was used to calculate the present value of the 2018 Lease. In determining its incremental borrowing rate, the Company considered its credit quality and assessed interest rates available in the market for similar borrowings, adjusted for the impact of collateral over the term of the lease. The present value of the Company's laboratory equipment lease was calculated using the rate implicit in the lease.

              Future annual lease payments under the 2018 Lease and the laboratory equipment finance lease as of December 31, 2019 were as follows (in thousands):

Years Ending December 31,	Operating Leases	Finance Leases
2020	$2,004	$253
2021	2,380	189
2022	2,457	—
2023	2,535	—
2024	2,601	—
Thereafter	8,697	—

Total future lease payments	20,674	442
Less: Imputed interest	(6,890)	(7)

Total lease liabilities	$13,784	$435

              The following table presents lease assets and liabilities and their classification on the consolidated balance sheet (in thousands):

Leases	Consolidated Balance Sheet Classification	December 31, 2019	March 31, 2020
			(unaudited)
Assets:
Operating lease assets	Operating lease right-of-use assets	$6,214	$6,157
Finance lease assets	Property and equipment, net	409	382

Total lease assets		$6,623	$6,539

Liabilities:
Current:
Operating lease liabilities	Operating lease liabilities	$641	$985
Finance lease liabilities	Accrued expenses and other current liabilities	247	248
Non-current:
Operating lease liabilities	Operating lease liabilities, net of current portion	13,143	12,885
Finance lease liabilities	Other long-term liabilities	188	126

Total lease liabilities		$14,219	$14,244

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases (Continued)

Disclosures under ASC 840

              The following table summarizes the future minimum lease payments due under the Company's operating and capital leases as of December 31, 2018 (in thousands), presented in accordance with ASC 840, the relevant accounting standard at that time:

Years Ending December 31,	Operating Leases	Capital Leases
2019	$—	$108
2020	2,004	253
2021	2,380	189
2022	2,457	—
2023	2,535	—
Thereafter	11,298	—

Total future minimum lease payments	$20,674	550

Less: Amount representing interest		(17)

Present value of capital lease obligation		533
Less: Current portion		(108)

Long-term portion of capital lease obligation		$425

12. Commitments and Contingencies

Leases

              The Company's commitments under its leases are described in Note 11.

401(k) Plan

              The Company has a defined-contribution plan under Section 401(k) of the Internal Revenue Code of 1986 (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. As currently established, the Company is not required to make, and to date has not made, any contributions to the 401(k) Plan.

Indemnification Agreements

              In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments and Contingencies (Continued)

Legal Proceedings

              The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

              Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(6,013)	$(25,741)	$(5,909)	$(10,440)

Denominator:
Weighted-average common shares outstanding, basic and diluted	9,865,972	12,766,544	11,590,562	14,923,988

Net loss per share attributable to common stockholders, basic and diluted	$(0.61)	$(2.02)	$(0.51)	$(0.70)

              The Company's potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)	(unaudited)
Convertible preferred stock (as converted to common stock)	103,015,190	178,349,005	103,015,190	399,748,228
Unvested restricted common stock	8,435,718	6,588,222	7,666,010	5,751,802
Stock options to purchase common stock	6,850,101	20,266,721	7,285,935	23,990,555

	118,301,009	205,203,948	117,967,135	429,490,585

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share (Continued)

Unaudited Pro Forma Net Loss per Share

              Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the three months ended March 31, 2020 has been prepared to give effect to adjustments arising upon the completion of a qualified IPO. Unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of the change in the fair value of the preferred stock tranche right because the calculation gives effect to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock.

              Unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 and the three months ended March 31, 2020 has been prepared to give effect, upon a qualified IPO, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock.

              Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31, 2019	Three Months Ended March 31, 2020
	(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(25,741)	$(10,440)
Change in fair value of preferred stock tranche liability	2,260	—

Pro forma net loss attributable to common stockholders	$(23,481)	$(10,440)

Denominator:
Weighted-average common shares outstanding, basic and diluted	12,766,544	14,923,988
Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon the completion of the proposed IPO	122,829,015	258,636,635

Pro forma weighted-average common shares outstanding, basic and diluted	135,595,559	273,560,623

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.17)	$(0.04)

14. Subsequent Events

              For its consolidated financial statements as of and for the year ended December 31, 2019, the Company evaluated subsequent events through March 24, 2020, the date on which those financial statements were issued.

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Subsequent Events (Continued)

Grant of Stock Options under the 2016 Plan

              In January 2020, the Company granted options for the purchase of an aggregate of 4,545,000 shares of common stock, at an exercise price of $0.15 per share. The aggregate grant-date fair value of these options was $0.5 million, which is expected to be recognized as stock-based compensation expense over a period of approximately four years.

Increase in Authorized Number of Shares of Common Stock and Preferred Stock

              In February 2020, the Company increased the number of authorized shares of common stock from 235,000,000 shares to 520,000,000 shares and increased the number of authorized shares of Preferred Stock from 178,349,005 shares to 399,748,228 shares, of which 221,399,223 shares were designated as Series B convertible preferred stock (the "Series B preferred stock").

Increase in Shares Authorized for Issuance under the 2016 Plan

              In February 2020, the Company increased the number of shares of common stock authorized for issuance under the 2016 Plan from 31,792,217 shares to 78,448,192 shares.

Issuance and Sale of Series B Convertible Preferred Stock

              In February 2020, the Company issued and sold 221,399,223 shares of Series B preferred stock, at a price of $0.47455 per share, for gross proceeds of $105.1 million.

              The terms of the Series B preferred stock are substantially the same as the terms of the Series A preferred stock (see Note 6), except that (i) the Original Issue Price per share and the Conversion Price per share of the Series B preferred stock is $0.47455, (ii) the Dividend Rate for each share of Series B preferred stock is $0.03796 per share, (iii) the holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company, and (iv) in the event the Company increases the number of shares of common stock reserved for the issuance under the 2016 Plan for other than a permitted increase or creates a new equity incentive plan, in each case during a specific period, the Conversion Price of the Series B preferred stock will be adjusted concurrently.

              In connection with its issuance of Series B preferred stock, in the Company's certificate of incorporation, as amended and restated, (i) the definition of Requisite Holders changed from 59% of the holders of Preferred Stock to 71% of the holders of Preferred Stock and the Series B preferred stock, voting together as a single class on an as-converted basis, and (ii) the definition of a qualified public offering requiring the mandatory conversion of Preferred Stock into common stock was modified to change the price per share requirement from $0.99756 to $0.61692 (see Note 6).

              The Company will classify the issued shares of Series B preferred stock outside of stockholders' equity (deficit) on its consolidated balance sheet because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company.

              Upon issuance of the Series B preferred stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the

AKOUOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Subsequent Events (Continued)

Company to separately account for these features. The Company also concluded that no beneficial conversion features existed as of the issuance date of the Series B preferred stock.

15. Subsequent Events (Unaudited)

              For its interim consolidated financial statements as of March 31, 2020 and for the three months then ended, the Company evaluated subsequent events through May 15, 2020, the date on which those financial statements were issued.

    Grant of Stock Options under the 2016 Plan

              On May 12, 2020, the Company granted options for the purchase of an aggregate of 29,997,500 shares of common stock, at an exercise price of $0.35 per share. The aggregate grant-date fair value of these options was $7.8 million, which is expected to be recognized as stock-based compensation expense over a period of approximately four years.

              Through and including                        , 2020, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                Shares

Common Stock

PROSPECTUS

BofA Securities

Cowen

Piper Sandler & Co.

BTIG

                    , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Global Market initial listing fee.

Amount
SEC registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq Global Stock Market initial listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent's fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

              Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

              Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

              Our certificate of incorporation that will be effective upon the closing of this offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

              Our certificate of incorporation that will be effective upon the closing of this offering also provides that we will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including attorney's fees). Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

              In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. In general, these agreements provide that we will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

              We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

              The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

              Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

              Set forth below is information regarding shares of our common stock, shares of our preferred stock and stock options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)    Issuances of Convertible Promissory Notes and Preferred Stock

              Between April 7, 2017 and June 30, 2017, we issued convertible promissory notes in an aggregate principal amount of $471,822. The notes accrued interest at a rate of 6% per annum. On October 27, 2017, all principal and accrued but unpaid interest under the notes were converted into 2,058,855 shares of our Series Seed 1 preferred stock.

              On October 27, 2017, we issued and sold 25,622,520 shares of our Series Seed preferred stock to five investors at a price per share of $0.27710 in cash, for an aggregate purchase price of $7,100,000.

              On July 17, 2018, we issued and sold 75,333,815 shares of our Series A preferred stock to 10 investors at a price per share of $0.33252 in cash, for an aggregate purchase price of $25,050,000.

              On September 26, 2019, we issued and sold 75,333,815 shares of our Series A preferred stock to 10 investors at a price per share of $0.33252 in cash, for an aggregate purchase price of $25,050,000.

              On February 27, 2020, we issued and sold 221,399,223 shares of our Series B preferred stock to 33 investors at a price per share of $0.47455 in cash, for an aggregate purchase price of $105,065,001.

              No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)    Issuances of Common Stock

              Between May 15, 2017 and May 15, 2020, we issued an aggregate of 8,074,316 shares of restricted common stock, for cash with purchase prices ranging from $0.0001 to $0.04 per share, or for services rendered, to our founders, employees, and consultants, including 930,000 shares issued pursuant to our 2016 Stock Plan.

              On October 27, 2017, in connection with our entry into certain license agreements, we issued 5,000,000 shares of common stock in the aggregate to licensors.

              No underwriters were involved in the foregoing issuances of securities. The issuances of shares of common stock described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) under the

Securities Act. All recipients either received adequate information about our company or had access, through employment or other relationships, to such information.

(c)    Stock Option Grants and Exercises

              Between May 15, 2017 and May 15, 2020, we granted options to purchase an aggregate of 58,117,656 shares of common stock, with exercise prices ranging from $0.04 to $0.35 per share, to our employees, directors, advisors and consultants pursuant to our 2016 Stock Plan. Between May 15, 2017 and May 15, 2020, we issued 3,252,141 shares of our common stock upon the exercise of stock options outstanding under our 2016 Stock Plan for aggregate consideration of $169,408.

              No underwriters were involved in the foregoing issuances of securities. The stock options and the shares of common stock issued upon the exercise of the options described in this paragraph (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, advisors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about our company or had access, through employment or other relationships, to such information.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of the registrant, as amended
3.2**	Bylaws of the registrant
3.3*	Form of Certificate of Incorporation of the registrant (to be effective upon the closing of this offering)
3.4*	Form of Bylaws of the registrant (to be effective upon the closing of this offering)
4.1*	Specimen Stock Certificate evidencing the shares of common stock
4.2**	Amended and Restated Investors' Rights Agreement dated as of February 27, 2020 by and among the registrant and the other parties thereto
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1**	2016 Stock Plan
10.2**	Form of Stock Option Agreement (Early Exercise) under 2016 Stock Plan
10.3**	Form of Stock Option Agreement (Fully Vested) under 2016 Stock Plan
10.4**	Form of Stock Option Agreement (Installment Exercise) under 2016 Stock Plan
10.5**	Form of Stock Purchase Agreement under 2016 Stock Plan
10.6**	Form of Stock Grant Agreement (for Services) under 2016 Stock Plan
10.7*	2020 Stock Incentive Plan
10.8*	Form of Stock Option Agreement under 2020 Stock Incentive Plan
10.9*	Form of Restricted Stock Agreement under 2020 Stock Incentive Plan
10.10*	Form of Restricted Stock Unit Agreement under 2020 Stock Incentive Plan
10.11*	2020 Employee Stock Purchase Plan
10.12**	Lease, dated as of December 28, 2018, between the registrant and Boston Harbor Industrial Development LLC
10.13*	Form of Indemnification Agreement between the registrant and each of its Executive Officers and Directors
10.14†**	License Agreement by and among the Company, Massachusetts Eye and Ear Infirmary and Schepens Eye Research Institute, Inc., dated as of October 27, 2017

Exhibit Number	Description of Exhibit
10.15†**	Sublicense Agreement by and between the Company and Lonza Houston, Inc. dated as of October 27, 2017, as amended
10.16†**	Letter Agreement Regarding Sublicense of Ancestral Technology by and among the Company, Massachusetts Eye and Ear Infirmary and Schepens Eye Research Institute, Inc., dated as of October 27, 2017
21.1**	Subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information is not material and would be competitively harmful if publicly disclosed.

(b)    Financial Statement Schedules.

              No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the related notes.

Item 17.    Undertakings.

              The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

              (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this            day of                        , 2020.

AKOUOS, INC.
By:
Emmanuel Simons, Ph.D., M.B.A. President and Chief Executive Officer

 SIGNATURES AND POWER OF ATTORNEY

              We, the undersigned officers and directors of Akouos, Inc., hereby severally constitute and appoint Emmanuel Simons, Ph.D., M.B.A. and Karoline Shair, Ph.D., J.D., and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Emmanuel Simons, Ph.D., M.B.A.	President, Chief Executive Officer and Director (principal executive officer)	, 2020
Edward T. Mathers	Director	, 2020
Kush M. Parmar, M.D., Ph.D.	Director	, 2020
Heather Preston, M.D.	Director	, 2020
Vicki Sato, Ph.D.	Director	, 2020
Chris Smith	Director	, 2020
Arthur O. Tzianabos, Ph.D.	Director	, 2020